Exhibit 2.1

PURCHASE AGREEMENT
by and between
TEXTRON INC.
and
TFS ACQUISITION CORPORATION
May 31, 2006

TABLE OF CONTENTS

ARTICLE I PURCHASE AND SALE		1
1.1	Purchase and Sale of Interests	1
1.2	Purchase and Sale of Intellectual Property	1
1.3	Purchase Price	1
1.4	Reorganization	2
1.5	Purchase Price Adjustment	2
1.6	Allocation of Purchase Price; Tax Filings	8
1.7	Closing	9
1.8	Closing Obligations	10
1.9	Transition Agreement Initial Funding	11
ARTICLE II REPRESENTATIONS AND WARRANTIES OF PARENT		11
2.1	Corporate Organization, Qualification, Power and Authority	12
2.2	Interests in and Stock of Subsidiaries	14
2.3	Consents and Approvals; No Violations	15
2.4	Compliance with Laws	15
2.5	Financial Statements	15
2.6	No Undisclosed Liabilities	16
2.7	Absence of Certain Changes or Events	16
2.8	Litigation	17
2.9	Labor Matters	17
2.10	Employee Benefit Plans and Agreements	18
2.11	Taxes	21
2.12	Properties	21
2.13	Environmental Laws and Regulations	22
2.14	Product Warranty; Product Recalls	22
2.15	Intellectual Property	23
2.16	Material Contracts	24
2.17	Affiliate Contracts	25
2.18	Assets of the FS Business	26
2.19	FS Subsidiary Accounts	26
2.20	Customers	26
2.21	Suppliers	27
2.22	Brokers and Finders	27
ARTICLE III REPRESENTATIONS AND WARRANTIES OF PURCHASER		27
3.1	Corporate Organization, Qualification, Power, Authority and Nationality	27
3.2	Consents and Approvals; No Violations	28
3.3	Financing	29
3.4	Investigation by Purchaser	29
3.5	Brokers and Finders	29
ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS AND OTHER AGREEMENTS		29
4.1	Conduct of the FS Business	29
4.2	Access to Information	32

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4.3	Competition Filings	33
4.4	Consents and Reasonable Efforts	33
4.5	Publicity	36
4.6	Tax Matters	37
4.7	Employee and Benefits Matters	46
4.8	Non-Competition	57
4.9	Non-Solicit	59
4.10	Further Assurances	60
4.11	Maintenance of Books and Records	60
4.12	Properties	60
4.13	Covenant Not to Sue for Intellectual Property Infringement	60
4.14	Intercompany Transactions	61
4.15	Release of Liens	61
4.16	Notice of Developments	61
4.17	Cooperation with Acquisition Financing	62
4.18	Acknowledgment by Purchaser	63
4.19	Checks	63
4.20	Textron Fastening Systems site de Vieux Conde S.A.S.	63

ARTICLE V CONDITIONS TO CONSUMMATION OF THE TRANSACTION		63
5.1	Conditions to Each Party's Obligations to Complete the Transactions	63
5.2	Additional Conditions to the Obligation of Purchaser	64
5.3	Additional Conditions to the Obligation of Parent	65
5.4	Deferred Securities Transfers	65
ARTICLE VI OBLIGATIONS AFTER CLOSING		66
6.1	Survival of Representations, Warranties and Covenants; Indemnification	66
6.2	Name Changes	73
6.3	No Right of Off-Set/Set-Off	73
6.4	Defense of Retained Litigation	73
ARTICLE VII TERMINATION		74
7.1	Termination by Mutual Consent	74
7.2	Termination by Either Party	74
7.3	Termination by Parent	75
7.4	Termination by Purchaser	75
7.5	Effect of Termination	76
ARTICLE VIII DEFINITIONS; INTERPRETATION; EFFECTIVENESS OF AMENDMENT		76
8.1	Definitions	76
8.2	Interpretation	90
ARTICLE IX MISCELLANEOUS AND GENERAL		91
9.1	Payment of Expenses and Other Payments	91
9.2	Amendment	91
9.3	Waiver and Extension	91
9.4	Counterparts	92
9.5	Governing Law	92
9.6	Submission to Jurisdiction	92
9.7	Notices	92
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9.8	Entire Agreement; Assignment	93
9.9	Parties in Interest	94
9.10	Validity	94
9.11	Currency	94
9.12	Captions	94

SCHEDULE A - Directly Purchased Subsidiaries
SCHEDULE B - Seller Subsidiaries
SCHEDULE C-1 - Subsidiaries of the Directly Purchased Subsidiaries
SCHEDULE C-2 - Minority Interests in Certain Indirect Subsidiaries to be Directly Purchased
SCHEDULE D - Reorganization
SCHEDULE E - Real Property Leases to be Transferred

NOTE: Schedules F through L and Exhibits 1 through 4 to this Puchase Agreement are omitted from this filing. Textron will supplementally furnish a copy of any omitted schedule or exhibit to the Commission upon request.

SCHEDULE F - Purchased Owned Properties
SCHEDULE G - Real Property Leases
SCHEDULE H-1 - Audited Segment Financial Statements
SCHEDULE H-2 - Pro Forma Financial Statements
SCHEDULE H-3 -  October 1, 2005 Statement of Indebtedness
SCHEDULE I -  Equity Commitment Letter
SCHEDULE J -  Debt Commitment Letter
SCHEDULE K -  Financing Indemnification Agreement
SCHEDULE L -  Cash Payments and Procedures
EXHIBIT 1 -  Form of Assignment and Assumption of U.S. LLC Interests Agreement
EXHIBIT 2 -  Transition Agreement
EXHIBIT 3 -  Claims Management Agreement
EXHIBIT 4 - Assignment and Assumption Agreement

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PURCHASE AGREEMENT

PURCHASE AGREEMENT, dated as of May 31, 2006 (the "Agreement"), by and between Textron Inc., a Delaware corporation ("Parent"), and TFS Acquisition Corporation, a Delaware corporation ("Purchaser").

WHEREAS, Parent desires to sell, or to cause its applicable Subsidiaries to sell, and Purchaser and certain of its Subsidiaries desire to purchase, the fastening systems business of Parent;

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent and Purchaser, intending to be legally bound, agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1  Purchase and Sale of Interests.  Subject to the terms and conditions of this Agreement, for the consideration set forth in Section 1.3, at the Closing Parent shall sell, transfer, convey, assign and deliver, or shall cause its applicable Seller Subsidiaries to sell, transfer, convey, assign and deliver, to Purchaser or, at the request of Purchaser, to one or more Subsidiaries of Purchaser designated pursuant to Section 4.4(f) (the "Designated Purchaser Subsidiaries"), and Purchaser shall purchase, acquire and accept, or cause such Designated Purchaser Subsidiaries to purchase, acquire and accept, from Parent or its applicable Seller Subsidiaries, all right, title and interest of Parent and the Seller Subsidiaries, as the same may exist on the Closing Date, in and to the Interests and the Minority Interests.

1.2  Purchase and Sale of Intellectual Property.  Subject to the terms and conditions of this Agreement, for the consideration set forth in Section 1.3, at the Closing Parent shall, or shall cause Textron Innovations Inc. ("TII"), its indirect Subsidiary, or any other applicable direct or indirect Subsidiary of Parent that owns, licenses or has an interest in any of the FS Intellectual Property identified in Section 1.2 of the Disclosure Schedule which, as of the date hereof, is owned by TII or any other applicable direct or indirect Subsidiary of Parent (the "Assigned Intellectual Property") to sell, transfer, convey, assign and deliver to Purchaser or, at the request of Purchaser to a Designated Purchaser Subsidiary, (i) the Assigned Intellectual Property and (ii) all Assumed Intellectual Property Contracts to the extent Parent or a Non-FS Subsidiary is a party thereto.

1.3  Purchase Price.  In consideration of the sale, assignment, transfer and delivery of the Interests, the Minority Interests and the Assigned Intellectual Property to Purchaser and the Designated Purchaser Subsidiaries, Purchaser shall, subject to the terms and conditions of this Agreement,

(a)  pay to Parent at the Closing by wire transfer of immediately available funds to one or more accounts designated by Parent in writing at least five (5) Business Days before the Closing Date, an amount equal to six hundred thirty million dollars ($630,000,000) minus the sum of (i) the Estimated Closing Net Debt (as defined below), plus (ii) the Estimated Net Asset Reduction (as defined below), if any; provided, however, that Parent may elect in such writing that a portion of the amount due under this Section 1.3(a) be paid to one or more of Parent's Affiliates; and

(b)  assume and, from and after the Closing perform, all liabilities and obligations of Parent and its Subsidiaries to the extent relating to or arising out of the Assigned Intellectual Property, whether such liabilities or obligations relate to or arise out of facts, circumstances, events, incidents, actions, omissions or operations occurring, existing or asserted before, on or after the Closing Date, including, without limitation, all liabilities and obligations under or in respect of the Assumed Intellectual Property Contracts (such liabilities and obligations collectively, the "Assumed Intellectual Property Liabilities").

The foregoing purchase price (the "Closing Purchase Price") shall be subject to adjustment after Closing pursuant to Section 1.5. The parties hereto acknowledge that the amount of the Closing Purchase Price actually paid to Parent pursuant to this Section 1.3 may be reduced to the extent that Purchaser or any Designated Purchaser Subsidiary withholds and remits to the applicable Tax Authority any Tax required by applicable Law (taking into account any applicable Tax treaty) to be withheld from the Closing Purchase Price; provided, however, that the parties shall cooperate with each other and take any reasonable action in order to minimize such withholding Taxes.

1.4  Reorganization.  Prior to or concurrently with the Closing, except as otherwise noted on Schedules D or E, Parent shall take such actions as may be necessary or appropriate (a) to cause the Subsidiaries of the Directly Purchased Subsidiaries to be those listed on Schedule C-1 hereto, (b) to effect the transfers of the Subsidiaries, assets, liabilities, businesses and employees and the distributions, dissolutions and divestitures substantially as described in Schedule D hereto and (c) to use its commercially reasonable efforts to transfer and assign from Elco Fastening Systems LLC to Parent or a non-FS Subsidiary the lease agreement and the sublease agreement described on Schedule E hereto (such actions in (a), (b) and (c) are collectively referred to as the "Reorganization"). The Directly Purchased Subsidiaries, together with their Subsidiaries listed on Schedule C-1 and Textron Fastening Systems GIE, are collectively referred to herein as the "FS Subsidiaries."

1.5  Purchase Price Adjustment.
(a)  No later than five (5) Business Days prior to the anticipated Closing Date, Parent shall prepare and deliver to Purchaser:

(i)  a written estimate, using the financial information then reasonably available to the accounting officers of Parent, of the Net Asset Value (as defined below) as at the Closing Date (the "Estimated Closing Net Asset Value"), prepared in good faith and, to the extent reasonably practicable, on a basis consistent with the preparation of the October 1, 2005 Statement of Net Assets (except that the Estimated Closing Net Asset Value shall not include any litigation or environmental liabilities or reserves); provided, however, that the Estimated Closing Net Asset Value may be prepared as of the last day of the last fiscal month prior to the date the Estimated Closing Net Asset Value is delivered to Purchaser; and
(ii)  a written estimate, using the financial information then reasonably available to the accounting officers of Parent, of the Net Debt of the FS Subsidiaries as at the Closing Date (the "Estimated Closing Net Debt"), prepared in good faith and, to the extent reasonably practicable, on a basis consistent with the October 1, 2005 Statement of Indebtedness (as defined below) (except that Estimated Closing Net Debt shall include Cash to the extent set forth in the definition of the term "Net Debt"); provided, however, that the estimates of Indebtedness and Cash included in the Estimated Closing Net Debt may be based on information available as of the end of the day that is the fifth (5th) Business Day before the Closing Date.

Promptly after its receipt of such written estimates, Purchaser shall review such written estimates, and if Purchaser disagrees with any amount in any such written estimate, Purchaser shall provide written notice of such disagreement to Parent within two (2) days of Purchaser's receipt of the written estimate. Parent and Purchaser shall attempt to resolve in good faith any disagreements concerning any such written estimate no later than two (2) Business Days prior to the anticipated Closing Date. If Parent and Purchaser are not able to resolve any dispute regarding the Estimated Closing Net Asset Value by two (2) Business Days before the Closing Date, the Estimated Closing Net Asset Value shall equal six hundred ninety-four million dollars ($694,000,000) (the "Target Net Asset Value").  If Parent and Purchaser are not able to resolve any dispute regarding the Estimated Closing Net Debt by two (2) Business Days before the Closing Date, the Estimated Closing Net Debt shall equal to the Estimated Closing Net Debt as set forth in Parent's written estimate. If the Target Net Asset Value is greater than the Estimated Closing Net Asset Value, the amount of such difference shall be the "Estimated Net Asset Reduction." For purposes of this Agreement, the "Revised Target Net Asset Value") shall mean the lower of the Target Net Asset Value and the Estimated Closing Net Asset Value.

(b)  As soon as practicable, but in any event not more than sixty (60) days after the Closing Date, unless otherwise extended by the mutual agreement of Parent and Purchaser, Parent shall prepare and deliver to Purchaser:

(i)  a statement of the net assets to be sold as at the Closing Date (but without giving effect to the Closing other than the Reorganization) (the "Closing Statement of Net Assets") prepared on a basis consistent with the preparation of the October 1, 2005 Statement of Net Assets (which statement was prepared in accordance with GAAP, except as disclosed on Section 1.5(b)(i) of the Disclosure Schedule), except that the Closing Statement of Net Assets shall not include any litigation or environmental liabilities or reserves, together with an audit report of E&Y thereon to the effect that the Closing Statement of Net Assets has been prepared in accordance with this Agreement;

(ii)  a statement of the Net Debt of the FS Subsidiaries as at the Closing Date (but without giving effect to the Closing other than the Reorganization) (the "Closing Statement of Net Debt") prepared on a basis consistent with the preparation of the Statement of Indebtedness as at October 1, 2005 (the "October 1, 2005 Statement of Indebtedness ") attached as Schedule H-3 hereto (which statement was prepared in accordance with GAAP, except as disclosed in Section 1.5(b)(ii) of the Disclosure Schedule), together with an audit report of E&Y thereon to the effect that the Closing Statement of Net Debt has been prepared in accordance with this Agreement;

(iii)  a statement of the combined Cash (other than Cash included as part of Net Debt) of the FS Subsidiaries as of the end of the fifth (5th) Business Day prior to Closing (the "Pre-Closing Statement of Cash"), which statement shall specify the Cash (other than Cash included as part of Net Debt) held by each FS Subsidiary as of the end of the fifth (5th) Business Day prior to Closing and shall be prepared in good faith in accordance with Schedule L; and

(iv)  a statement of the combined Cash (other than Cash included as part of Net Debt) of the FS Subsidiaries as of the Closing (but without giving effect to the Closing other than the Reorganization) (the "Closing Statement of Cash"), which statement shall specify the Cash (other than Cash included as part of Net Debt) held by each FS Subsidiary as of the Closing and shall be prepared in good faith in accordance with Schedule L, together with an audit report of E&Y thereon to the effect that the Closing Statement of Cash has been prepared in accordance with this Agreement.

For purposes of Parent's preparation of the Closing Statement of Net Assets, the Closing Statement of Net Debt, the Pre-Closing Statement of Cash and the Closing Statement of Cash (collectively, the "Closing Statements"), within seven (7) days after the Closing Date, the Chief Financial Officer of the FS Business shall provide or cause to be provided to Parent a draft of each Closing Statement, along with a copy of all data and supporting documentation reasonably necessary for preparation of the Closing Statements. All costs and expenses incurred by Parent in connection with the preparation, delivery and audit of the Closing Statements shall be borne by Parent. Purchaser shall make available all reasonable books, records and personnel for Parent to prepare the Closing Statements.

For clarity, E&Y's reports on the Closing Statements (and any materiality standard used therein) shall not be binding on Purchaser for purposes of Purchaser's disputing an item on a Closing Statement.
(c)  Subject to Section 1.5(e), Parent and Purchaser agree that, after the Closing, the Closing Purchase Price shall be adjusted as set forth below:

(i)  if the Net Asset Value as at the Closing Date calculated by reference to the Closing Statement of Net Assets (the "Closing Net Asset Value")

is less than the Revised Target Net Asset Value, the Closing Purchase Price shall be reduced by, and Parent shall pay to Purchaser, the difference between the Revised Target Net Asset Value and the Closing Net Asset Value;
(ii)  if the Closing Net Asset Value is more than the Revised Target Net Asset Value, the Closing Purchase Price shall be increased by, and Purchaser shall pay to Parent, the difference between the Closing Net Asset Value and the Revised Target Net Asset Value;

(iii)  if the Net Debt of the FS Subsidiaries as at the Closing Date calculated by reference to the Closing Statement of Net Debt (the "Closing Net Debt") is more than the amount of Estimated Closing Net Debt, the Closing Purchase Price shall be reduced by, and Parent shall pay to Purchaser, the difference between the Closing Net Debt and the Estimated Closing Net Debt;

(iv)  if the Closing Net Debt is less than the Estimated Closing Net Debt, the Closing Purchase Price shall be increased by, and Purchaser shall pay to Parent, the difference between the Estimated Closing Net Debt and the Closing Net Debt; and

(v)  Parent and Purchaser, as applicable, shall make the payments specified in Schedule L.

As used herein, "Purchase Price" shall mean the Closing Purchase Price, as adjusted pursuant to this Section 1.5; and "Net Asset Value" shall mean an amount equal to the combined total assets less the combined total liabilities as shown on the October 1, 2005 Statement of Net Assets or the Closing Statement of Net Assets, as applicable; provided, however, that "Net Asset Value" shall be calculated without duplication, and shall not include any (i) Cash, (ii) cash surrender value of all life insurance policies or programs, (iii) Income Tax asset (current or deferred), including any accrual or reserve for any Income Tax refund, or Income Tax liability (current or deferred), (iv) outstanding intercompany balance between Parent or a Non-FS Subsidiary, on the one hand, and a FS Subsidiary, on the other hand, that will be capitalized or satisfied in full prior to Closing, (v) outstanding intercompany balance between FS Subsidiaries, (vi) Indebtedness or (vii) prepaid pension assets; provided further, however, that (1) for clarity, the reduction to Property, Plant and Equipment in the October 1, 2005 Statement of Net Assets reflecting the fair value impairment adjustment to certain assets will also be included as a reduction to the reported values of Property, Plant and Equipment in the Closing Statement of Net Assets, (2) the amount accrued on the Closing Statement of Net Assets for pension or other post-employment benefit obligations shall be equal to the amount accrued on the October 1, 2005 Statement of Net Assets for pension or other post-employment benefit obligations, (3) the amount of goodwill and intangibles on the Closing Statement of Net Assets shall be equal to the amount of goodwill and intangibles set forth on the October 1, 2005 Statement of Net Assets, (4) to the extent there are any accruals or reserves on the October 1, 2005 Statement of Net Assets for any unpaid fees of professionals, including attorneys and investment banking firms, incurred by the FS Subsidiaries for services provided prior to Closing that relate to the Reorganization or the Transactions, the same amounts shall be accrued or reserved on the Closing Statement of Net Assets, and (5) to the

extent there are any accruals or reserves included in the October 1, 2005 Statement of Net Assets for any Restructuring Amounts (as defined in Section 6.1(b)(vii) below), such amount shall be accrued or reserved in an equal amount on the Closing Statement of Net Assets. For the avoidance of doubt, (A) accruals on the October 1, 2005 Statement of Net Assets or the Closing Statement of Net Assets relating to fees or expenses of the FS Business, which fees or expenses have been or will be paid by Parent or any of its Subsidiaries on behalf of the FS Business after the respective date of such statement, shall not be considered intercompany balances, but rather shall be categorized according to the nature of the expense, and (B) all such accruals on the Closing Statement of Net Assets shall be billed to and paid by Purchaser in accordance with the Transition Agreement.

For purposes of the calculations in this Section 1.5, (i) the amount of any reserves or accruals on the Closing Statement of Net Assets shall be determined by applying the methods, practices, assumptions and data consistent with those used in determining the reserves and accruals included in the October 1, 2005 Statement of Net Assets and there shall be no decreases made to any reserves or accruals in the Closing Statement of Net Assets, except to the extent that such changes are required by GAAP as a result of changes in facts and events occurring after October 1, 2005 and are not solely the result of arbitrary changes in management estimates, and (ii) any assets transferred by Parent or the Non-FS Subsidiaries to the FS Subsidiaries after October 1, 2005 that are not included in the October 1, 2005 Statement of Net Assets, other than assets transferred to the FS Subsidiaries in the Reorganization, cash and cash equivalents, shall be recorded at zero net book value for purposes of the Closing Statement of Net Assets.

(d)  Subject to Section 1.5(e), payments required pursuant to Section 1.5(c) shall be made within thirty (30) days after the date of receipt by Purchaser of the Closing Statements (or, if such day is not a Business Day, on the next succeeding Business Day). Payments shall be made by wire transfer of immediately available funds to one or more accounts specified at least five (5) Business Days prior to such date by the party who shall receive the funds. Any such payment shall be made together with interest thereon at the Interest Rate, payable for the period commencing on the Closing Date and ending on the day immediately prior to the date such payment is made.

(e)  Purchaser may dispute any amounts reflected on a Closing Statement that involves proposed adjustments with respect to a line item of more than one hundred thousand dollars ($100,000) (the "Closing Statement Line Item Deductible") but only to the extent that the proposed adjustments exceeding the Closing Statement Line Item Deductible exceed five million dollars ($5,000,000) in the aggregate (the "Closing Statement Aggregate Deductible"); provided, however, that Purchaser shall notify Parent in writing (the "Dispute Notice") of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, including why, in the case of the Closing Statement of Net Assets and the Closing Statement of Net Debt, Purchaser believes such statement was not prepared on a basis consistent with the October 1, 2005 Statement of Net Assets or the October 1, 2005 Statement of Indebtedness, as applicable, within sixty (60) days of Purchaser's receipt of the Closing Statements (the "Review Period"). For clarity, the parties agree that the Closing Statement Line Item Deductible and the Closing Statement Aggregate Deductible are applicable only with respect to the Closing Statement of Net Assets. Purchaser shall submit only one Dispute Notice with respect to the Closing Statements containing all disputed items therein. If Purchaser does not deliver a Dispute Notice within the Review Period, the Closing Statements delivered by Parent to Purchaser shall be deemed to be final, conclusive and binding on the parties. In the event Purchaser delivers to Parent a Dispute Notice within the required time, Purchaser and Parent shall attempt to reconcile their difference, and any resolution by them as to any disputed amounts shall be final, binding and conclusive. If Purchaser and Parent are unable to reach a resolution with such effect within ninety (90) days of the receipt by Parent of the Dispute Notice, on the written demand of Purchaser or Parent, the items remaining in dispute shall be submitted for resolution to a senior partner of Deloitte & Touche LLP ("D&T") agreed by Parent and Purchaser or of such other Independent Accounting Firm as Parent and Purchaser shall agree (the "Accounting Arbitrator") who shall arbitrate any such disputes. The Accounting Arbitrator shall determine whether, with respect to the disputed items, (A) the Closing Statement of Net Assets and the Closing Statement of Net Debt were prepared on a basis consistent with the preparation of the October 1, 2005 Statement of Net Assets or the October 1, 2005 Statement of Indebtedness, respectively, and (B) the Pre-Closing Statement of Cash and the Closing Statement of Cash were prepared in accordance with this Agreement. Within sixty (60) days after his or her appointment, the Accounting Arbitrator shall make a final written determination and award, upon such remaining disputed items, and such determination and award shall be final, binding and conclusive on the parties hereto, and may be entered and enforced in any court having jurisdiction. All fees and expenses of the Accounting Arbitrator in resolving the dispute shall be allocated between Purchaser and Parent such that the amount paid by Purchaser bears the same proportion that the aggregate dollar amount unsuccessfully disputed by Purchaser bears to the total dollar amount of the disputed items that were submitted for resolution to the Accounting Arbitrator, and Parent shall pay the balance. The term "Independent Accounting Firm" shall mean an internationally recognized firm of independent public accountants which shall have no direct interest in either of Parent or Purchaser or the outcome of any dispute and shall not have been retained by Parent or Purchaser for a period of at least five (5) years, or such other accounting firm as Purchaser and Parent shall agree. The arbitration shall be held in accordance with the Expedited Procedures of the Commercial Arbitration Rules of the American Arbitration Association ("AAA") then in effect (the "Arbitration Rules"), except as modified herein. If Parent and Purchaser fail to agree on an Accounting Arbitrator within fifteen (15) days of receipt by either party of a demand for arbitration under this Section 1.5(e), on the request of either party, such arbitration shall be submitted to the AAA, which shall appoint an Accounting Arbitrator in accordance with the following: (i) if D&T is not the auditor of Parent, Purchaser or any FS Subsidiary, the AAA shall select a senior partner of D&T resident in the New York or Chicago offices of D&T as the Accounting Arbitrator; and (ii) if D&T is the auditor of Parent, Purchaser or any FS Subsidiary, the AAA shall select the Accounting Arbitrator using the listing, striking and ranking method in the Arbitration Rules; provided, however, that the AAA may only select the Accounting Arbitrator from its New York City and Chicago rosters. Any time period contained herein or in the Arbitration Rules may be extended by mutual agreement of the parties or by the Accounting Arbitrator for good cause shown. The arbitration shall be held, and the award shall be issued in New York City, New York.

(f)  Notwithstanding any dispute pursuant to Section 1.5(e) of any amounts payable pursuant to Section 1.5(c), the applicable party shall at the time specified in Section 1.5(d) pay that portion of the amounts payable by it pursuant to this Section 1.5 that are not subject at the time of such payment to any dispute. Any amount payable following resolution of a matter specified in a Dispute Notice shall be paid within five (5) Business Days following the resolution thereof.

(g)  No adjustment to the Closing Purchase Price shall be made pursuant to this Section 1.5 in respect of a successfully disputed item that would result in an adjustment to a line item on the Closing Statement of Net Assets unless all successfully disputed items would result in an adjustment to such line item of more than the Closing Statement Line Item Deductible, and thereafter only to the extent all successfully disputed items which so exceed the Closing Statement Line Item Deductible, in aggregate, would result in an adjustment to the Closing Statement of Net Assets in excess of the Closing Statement Aggregate Deductible.

(h)  During the periods in which (i) the Closing Statements are being prepared or (ii) any dispute is raised as contemplated by Section 1.5(e), Purchaser and Parent shall provide each other, including their Representatives, with reasonable access, during normal business hours and without disruption to their day-to-day business, to their respective books, records, electronic recordkeeping systems and facilities pertaining to the FS Subsidiaries and the transactions contemplated hereby to the extent affecting the FS Subsidiaries, including any consolidated, combined, unitary, affiliated or similar Tax Returns or work papers and other related documents; provided, however, that with respect to consolidated, combined, unitary, affiliated or similar Tax Returns which include Parent (or any Subsidiary of Parent, other than a FS Subsidiary (a "Non-FS Subsidiary")) on the one hand and any of the FS Subsidiaries on the other hand, Purchaser shall only have access to portions of such Tax Returns relevant to the FS Subsidiaries.

1.6  Allocation of Purchase Price; Tax Filings.

(a)  Prior to Closing, Parent and Purchaser shall (i) use their reasonable best efforts to agree in good faith upon the allocation of the Closing Purchase Price, plus any liabilities deemed assumed for U.S. federal income tax purposes, among the Interests or the assets of any FS Subsidiary, the Minority Interests and the Assigned Intellectual Property and (ii) if such allocation is agreed upon, prepare a schedule setting forth such allocation (the "Closing Allocation Schedule"). If the allocation described in the previous sentence is agreed upon, within thirty (30) days after the determination of the final Purchase Price, as adjusted, pursuant to Section 1.5 (the "Final Purchase Price"), Parent shall deliver to Purchaser a schedule (the "Adjustment Schedule") setting forth the allocation of the Final Purchase Price, plus any liabilities deemed assumed for U.S. federal income tax purposes, among the Interests or the assets of any FS Subsidiary, the Minority Interests and the Assigned Intellectual Property, in a manner reasonably consistent with the allocation principles used in determining the allocation set forth in the Closing Allocation Schedule.

(b)  Purchaser may dispute any allocation set forth on the Adjustment Schedule; provided, however, that (i) Purchaser shall not dispute any of the original allocations set forth in the Closing Allocation Schedule, (ii) Purchaser shall not dispute any proposed allocation if, and to the extent, that such allocation is reasonably consistent with the allocation principles used in determining the allocation set forth in the Closing Allocation Schedule and (iii) Purchaser shall notify Parent in writing (the "Allocation Dispute Notice") of each disputed item, specifying the allocation in dispute and setting forth, in reasonable detail, the basis for such dispute within thirty (30) days of Purchaser's receipt of the Adjustment Schedule. Purchaser shall submit only one Allocation Dispute Notice containing all disputed allocations. In the event of such a dispute, Purchaser and Parent shall attempt to reconcile their differences, and any resolution by them as to any disputed allocations shall be final, binding and conclusive. If Purchaser and Parent are unable to reach a resolution with such effect within ninety (90) days of the receipt by Parent of the Allocation Dispute Notice, each of the parties shall be free to allocate the Final Purchase Price adjustment pursuant to Section 1.5 in a manner reasonably consistent, as determined by such party, with the allocation principles used in determining the allocation set forth in the Closing Allocation Schedule.

(c)  If the parties agree with respect to the Adjustment Schedule, Parent shall prepare a schedule (the "Final Allocation Schedule") setting forth the allocation among the Interests or the assets of any FS Subsidiary, the Minority Interests and Assigned Intellectual Property as specified in Section 1.6(a) and modified pursuant to Section 1.6(b). Each of Purchaser and Parent shall (i) timely file with each relevant Tax Authority all forms and Tax Returns required to be filed in connection with the Final Allocation Schedule, (ii) be bound by such Final Allocation Schedule for purposes of determining Taxes, (iii) prepare and file, and cause their respective Affiliates to prepare and file, their Tax Returns on a basis consistent with such Final Allocation Schedule, and (iv) not take any position, or cause or permit their respective Affiliates to take any position, inconsistent with the Final Allocation Schedule on any Tax Return, in any audit or proceeding before any Tax Authority or in any report made for Tax, financial accounting or any other purposes or otherwise; provided, however, that notwithstanding anything in this Section 1.6 to the contrary, the parties shall be permitted to take a position inconsistent with that set forth in this Section 1.6 if required to do so by a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction. With respect to any of the transactions contemplated by this Agreement, Parent or Purchaser may pursue a pre-filing agreement in accordance with Revenue Procedure 2005-12 (or any successor pronouncement), and upon the request of the party pursuing a pre-filing agreement the other party shall (and shall cause its Affiliates to) provide reasonable cooperation and assistance to the party electing to pursue such pre-filing agreement. If Purchaser does not deliver an Allocation Dispute Notice within thirty (30) days of Parent's delivery of the Adjustment Schedule, the parties will be deemed to have agreed to the Adjustment Schedule prepared by Parent and such schedule shall be deemed to be the Final Allocation Schedule for purposes of this Agreement.

1.7  Closing. Parent shall as promptly as possible notify Purchaser, and Purchaser shall as promptly as possible notify Parent, when the conditions set forth in Article V to such party's obligations to complete the Transactions have been satisfied or waived; provided, that in no event shall the Closing occur before the earlier of (a) Purchaser having obtained debt financing for the Transactions and (b) the seventy-fifth (75th) day after the date of this Agreement (regardless of whether Purchaser has obtained debt financing for the Transactions). The closing of the Transactions (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Beacon Street, Boston, Massachusetts at 10:00 a.m. Boston time on the second Business Day following the satisfaction or waiver of the conditions set forth in Article V, or at such other time, date and place as Parent and Purchaser may agree in writing; provided, however, that with respect to the purchase and sale of the Interests of any Directly Purchased Subsidiary or the Minority Interests of any FS Subsidiary which is organized in a foreign jurisdiction, at the request of Parent, Purchaser shall agree to have the Closing with respect to the purchase and sale of such Interests or Minority Interests take place in the jurisdiction in which such Subsidiary is organized. The date on which the Closing occurs is referred to herein as the "Closing Date."

1.8  Closing Obligations.

(a)  At the Closing, Parent shall deliver, or cause to be delivered, to Purchaser:

(i)  subject to Section 5.4, certificates representing the Shares duly endorsed (or accompanied by duly executed stock powers or stock transfer forms, as the case may be) for transfer to Purchaser or a Designated Purchaser Subsidiary or, if Parent's and its Subsidiaries' ownership of the Shares is not evidenced by share certificates, such other evidence of transfer of the Shares to Purchaser or a Designated Purchaser Subsidiary consistent with the laws of the jurisdiction of organization of the applicable Directly Purchased Subsidiary;

(ii)  subject to Section 5.4, a duly executed Assignment and Assumption of U.S. LLC Interests Agreement in respect of each U.S. LLC in the form attached hereto as Exhibit 1 and the German Notarial Assignment Deed, or such other evidence of transfer of any LLC Interest or the German Partnership Interest and any liabilities or obligations associated with such Interest to Purchaser or a Designated Purchaser Subsidiary consistent with the laws of the jurisdiction of organization of the applicable Directly Purchased Subsidiary as is reasonably acceptable to Purchaser and Parent;

(iii)  subject to Section 5.4, certificates representing the Minority Interests (other than the German Partnership Interest) duly endorsed (or accompanied by duly executed stock powers or stock transfer forms, as the case may be) for transfer to Purchaser or a Designated Purchaser Subsidiary or, if Parent's and its Subsidiaries' ownership of such Minority Interests is not evidenced by share certificates, such other evidence of transfer of such Minority Interests to Purchaser or a Designated Purchaser Subsidiary consistent with the laws of the jurisdiction of organization of the applicable FS Subsidiary;

(iv)  the Officer's Certificate described in Section 5.2(c);

(v)  the resignation of any officer or director of any FS Subsidiary who is an employee or director of Parent or a Non-FS Subsidiary;

(vi)  a certificate under Section 1445(b)(2) of the Code providing that Parent is not a foreign person;

(vii)  a duly executed Transition Agreement, Claims Management Agreement and Assignment and Assumption Agreement substantially in the forms attached hereto as Exhibits 2, 3, and 4, respectively; and

(viii)  duly executed documents to effect the sale, transfer and assignment to Purchaser of the Assigned Intellectual Property contemplated by Section 1.2, to effect the assignment to and assumption by Purchaser of the Assumed Intellectual Property Liabilities and to effect the termination of the existing licenses by TII, and the sublicense by Parent, to the U.S. LLCs, Burkland and Wolverine of any Assigned Intellectual Property.

(b)  At the Closing, Purchaser shall deliver to Parent or a designated Subsidiary of Parent:
(i)  the Officer's Certificate described in Section 5.3(c);

(ii)  subject to Section 5.4, a duly executed Assignment and Assumption of U.S. LLC Interests Agreement in respect of each U.S. LLC in the form attached hereto as Exhibit 1 and the German Notarial Assignment Deed, or such other evidence of transfer of any LLC Interest or the German Partnership Interest to, and assumption of any liabilities associated with such Interest by, Purchaser or a Designated Purchaser Subsidiary consistent with the laws of the jurisdiction of organization of the applicable Directly Purchased Subsidiary as is reasonably acceptable to Parent and Purchaser;

(iii)  a duly executed Transition Agreement, Claims Management Agreement and Assignment and Assumption Agreement substantially in the forms attached hereto as Exhibits 2, 3, and 4, respectively;

(iv)  duly executed documents to effect the sale, transfer and assignment to Purchaser of the Assigned Intellectual Property contemplated by Section 1.2 and to effect the assignment to and assumption by Purchaser of the Assumed Intellectual Property Liabilities; and

(v)  the portion of the Closing Purchase Price set forth in Section 1.3(a) by wire transfer of immediately available funds to one or more accounts designated by Parent in writing to Purchaser at least five (5) Business Days prior to the Closing Date.

1.9  Transition Agreement Initial Funding.  Within seven (7) days of the Closing Date, Purchaser shall fund the cash amount required to be deposited with Parent pursuant to Section 5(f) of the Transition Agreement by wire transfer of immediately available funds to an account designated by Parent in writing to Purchaser prior to such date.

ARTICLE II

REPRESENTATIONS AND WARRANTIES
OF PARENT

Parent represents and warrants to Purchaser, subject to the exceptions set forth in the Disclosure Schedule (which exceptions shall specifically identify a Section to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such Section and any other Section to which such disclosure is reasonably apparent), that, after giving effect to the Reorganization as though it had been consummated:

2.1  Corporate Organization, Qualification, Power and Authority.

(a)  Parent and each of the Seller Subsidiaries and FS Subsidiaries is a corporation, limited liability company, partnership or groupement d'intérêt économique, as applicable, duly organized or formed, as applicable, validly existing and in good standing (where applicable) under the Laws of its jurisdiction of incorporation or formation, as applicable. Each of the FS Subsidiaries is qualified and in good standing (where applicable) as a foreign corporation, foreign limited liability company, foreign partnership or groupement d'intérêt économique, as applicable, in each jurisdiction where the properties owned, leased or operated, or the business conducted by it requires such qualification, except where any failure to be so qualified or be in good standing would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. Each of the FS Subsidiaries has all requisite corporate, limited liability company, partnership or groupement d'intérêt économique, as applicable, power and authority and all necessary Permits to own, lease and operate its properties and to carry on its business as it is now being conducted, except where any failure to have such power and authority or Permits would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. Parent has or will have made available to Purchaser prior to the Closing complete and correct copies of the articles of organization, articles of or certificate of incorporation, certificate of formation, limited liability company agreement or partnership agreement, as the case may be, and by-laws, or other equivalent organizational documents, of it and each of the Seller Subsidiaries and FS Subsidiaries, as in effect as of the date hereof.

(b)  Parent has the requisite corporate power and corporate authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and to consummate the Transactions. This Agreement and the other Transaction Agreements, and the consummation by Parent of the Transactions, have been duly and validly authorized by the Board of Directors of Parent, and no other corporate proceeding on the part of Parent is necessary to authorize this Agreement, the other Transaction Agreements or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and, assuming this Agreement constitutes the valid and binding agreement of Purchaser, constitutes the valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, except as such enforcement may be limited by (a) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereinafter in effect relating to or affecting creditors' rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)  Each of TII and the Seller Subsidiaries has all requisite corporate, limited liability company or partnership power and authority, as applicable, to execute and deliver any Transaction Agreement to which it is a party and to consummate the Transactions contemplated thereby. The consummation of the Transactions by each of TII and the Seller Subsidiaries and any Transaction Agreement to which TII or a Seller Subsidiary is a party have been duly and validly authorized to the extent necessary by the board of directors, general partner, manager or other governing body or Person, as applicable, of TII and any Seller Subsidiary, and no other proceeding on the part of TII or a Seller Subsidiary is necessary to authorize or to consummate the Transactions contemplated by any Transaction Agreement to which it is a party.

(d)  When executed and delivered to Purchaser at the Closing, the Transaction Agreements (other than this Agreement) will be duly and validly executed and delivered by Parent and each of the Seller Subsidiaries that is a party thereto and, assuming such agreements constitute the valid and binding agreements of the other parties thereto, constitute the valid and binding agreements of Parent and such Seller Subsidiaries, enforceable against Parent and such Seller Subsidiaries, in accordance with their terms, except as such enforcement may be limited by (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereinafter in effect relating to or affecting creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(e)  The registered capital of Textron Verbindungstechnik Beteiligungs-GmbH, Avdel Verbindungselemente GmbH and Rodberg Unterstutzungseinrichtung GmbH is fully subscribed and paid-up and in accordance with minimum capital requirements applicable under German law to a Gesellschaft mit beschrankter Haftung.

(f)  The registered capital of Textron Fastening Systems site de Creteil S.A.S., Textron Fastening Systems site de Paris S.A.S., Textron Fastening Systems site d'Amiens S.A.S., Textron Fastening Systems site de Vieux Conde S.A.S., Textron Fastening Systems site de Bonneuil sur Marne S.A.R.L., Textron Fastening Systems site de la Bridoire S.A.R.L., Textron Fastening Systems site de Fourmies S.A.S. and Textron Fastening Systems site de la Ferte Frenel S.A.S. is in accordance with minimum registered capital requirements and minimum net equity requirements applicable under French law to a societe par actions simplifiee or societe a responsabilite limitee, as appropriate.

(g)  The issued share capital of Avdel International B.V. is in accordance with minimum issued share capital requirements applicable under Dutch law to a besloten vennootschap.

(h)  The share capital of Textron Sistemi di Fissagio S.r.l. is in accordance with minimum share capital requirements applicable under Italian law to a societa a responsbilita limitata.

(i)  The issued share capital of Textron Sistemas de Fijacion S.A. is fully subscribed and in accordance with minimum issued share capital requirements applicable under Spanish law to a Sociedad Anonima.

(j)  The authorized share capital of Avdel plc is not less than the authorized minimum as prescribed in Section 118 of the Companies Act 1985 and each of the issued shares of Avdel plc has been paid up at least as to one quarter of the nominal value of such share and the whole of any premium on it.

2.2  Interests in and Stock of Subsidiaries.

(a)  Schedule C-1 to this Agreement identifies each entity that will be a Subsidiary of the Directly Purchased Subsidiaries on the Closing Date. As of the Closing Date, the Directly Purchased Subsidiaries will not own, directly or indirectly, any equity interests in any other Person, other than the interests disclosed in Section 2.2(a) of the Disclosure Schedule.

(b)  All of the Shares, (i) are owned by Parent or one or more of the Seller Subsidiaries free and clear of all Liens, (ii) have been duly authorized and validly issued and (iii) are fully paid and nonassessable.

(c)  All of the LLC Interests are owned by Parent or one or more of the Seller Subsidiaries free and clear of all Liens, and have been duly authorized and validly issued.

(d)  All of the Minority Interests (i) are owned by the Seller Subsidiary listed on Schedule C-2 to this Agreement free and clear of all Liens, (ii) have been duly authorized and validly issued and (iii) are fully paid and nonassessable.

(e)  Except as otherwise set forth in Schedule C-1, all of the shares of capital stock or registered capital of the Subsidiaries listed on Schedule C-1, as of the Closing Date, (i) will be owned by one or more of the other FS Subsidiaries, free and clear of all Liens, (ii) will have been duly authorized and validly issued and (iii) will be fully paid and nonassessable.

(f)  None of the Interests or Minority Interests were issued in violation of any preemptive rights.

(g)  Except for this Agreement, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the capital stock, limited liability company interests or partnership interests of, or other equity interest in, any FS Subsidiary obligating Parent or such FS Subsidiary to redeem, issue, sell, transfer, vote or otherwise dispose of or sell any shares of capital stock, limited liability company interests or partnership interests of, or other equity interest in, such FS Subsidiary.

(h)  Immediately after Closing, Purchaser, assuming it shall have purchased the Interests and the Minority Interests for value in good faith and without notice of any adverse claim, will own the Interests and the Minority Interests free and clear of all Liens (other than Liens caused to exist by the action, inaction or status of Purchaser or its Affiliates).

2.3  Consents and Approvals; No Violations.
(a)  Except for (i) the filing of notification and report forms with the United States Federal Trade Commission ("FTC") and the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the expiration or termination of any applicable waiting period thereunder, (ii) the filing of the required forms and letters under the EC Merger Regulation No. 139/2004 with the European Commission and all applications and notices, as applicable, with foreign Governmental Authorities under the Foreign Competition Laws, the issuance of consents, authorizations or approvals of such applications by such authorities, if required, and the expiration or termination of any applicable waiting periods thereunder, (iii) compliance with any applicable environmental transfer statutes and (iv) the notices to or consultations with any labor organization, trade union, works council, personnel committee or similar employee council or committee or employee representative body set forth on Section 2.3(a)(iv) of the Disclosure Schedule, no material applications, notices to, consultations with, Consents of, or filings with, any Government Authority, self-regulatory authority or third party are necessary in connection with the execution and delivery by Parent of this Agreement and the consummation by Parent and the Seller Subsidiaries of the Transactions. The notices, notifications, filings, consents, authorizations, approvals, and expirations or terminations of waiting periods referred to in clauses 2.3(a)(i) and 2.3(a)(ii) are hereinafter referred to as the "Requisite Regulatory Approvals."

(b)  Neither the execution, delivery or performance of this Agreement and the other Transaction Agreements by Parent, or, to the extent it is a party thereto, any Seller Subsidiary, nor the consummation by Parent or any Seller Subsidiary of the Transactions, does or will (i) conflict with in any material respect, or result in any material breach of, any material provisions of the certificate of incorporation or by-laws of Parent or the certificate of incorporation, limited liability company agreement or partnership agreement or by-laws, or other equivalent organizational documents, of any of the Seller Subsidiaries or the FS Subsidiaries; (ii) conflict with in any material respect, result in or constitute a material Default under, any of the material terms, conditions or provisions of (A) any Material Contract relating to the FS Business to which Parent or any of the Seller Subsidiaries is a party or by which any of them or any of their respective material properties or assets may be bound or (B) any Material Contract to which any of the FS Subsidiaries is a party or by which it or any of its material properties or assets may be bound; (iii) conflict with in any material respect, result in or constitute a material Default under, any of the material terms, conditions or provisions of any material Permit of Parent or any of the Seller Subsidiaries relating to the FS Business or of any FS Subsidiary; or (iv) subject to giving the notices, the occurrence of the required consultations, compliance with applicable environmental transfer statutes and obtaining the Requisite Regulatory Approvals referred to in clauses (i) through (iv) in Section 2.3(a) above, conflict with or violate in any material respect any material Order or Law applicable to Parent or any of the Seller Subsidiaries relating to the FS Business, applicable to the FS Subsidiaries or applicable to any of their respective material properties or assets to the extent used in the FS Business.

2.4  Compliance with Laws.  Each of the FS Subsidiaries is in compliance in all material respects with all applicable material Laws, Orders and Permits. As of the date hereof, neither Parent nor any of its Subsidiaries has, in the last two (2) years, received any written communication from any Governmental Authority alleging that the FS Business is not in compliance in any material respect with any applicable material Law, Order or Permit that has not been resolved.

2.5  Financial Statements.  Attached hereto as Schedule H-1 are the audited combined balance sheets of the fastening systems segment of Parent, of which the FS Business is a part, as at January 3, 2004, January 1, 2005 and December 31, 2005, and the related audited combined statements of operations, changes in net worth and cash flows for each of the fiscal years then ended (herein referred to as the "Audited Segment Financial Statements"). The

Audited Segment Financial Statements have been prepared in conformity with GAAP and present fairly in all material respects the combined financial position of the fastening systems segment of Parent, of which the FS Business is a part. Attached hereto as Schedule H-2 are the combined pro forma statement of net assets to be sold as at October 1, 2005 (the "October 1, 2005 Statement of Net Assets") and the combined pro forma income statement for the nine months ended October 1, 2005 (collectively, the "Pro Forma Financial Statements"). Except as set forth in the notes to the Pro Forma Financial Statements, the Pro Forma Financial Statements have been prepared in conformity with GAAP and present fairly in all material respects the combined financial position of the FS Business and the combined results of operations of the FS Business, in each case as adjusted as set forth in Section 2.5 of the Disclosure Schedule, for the periods covered therein. The Audited Segment Financial Statements and the Pro Forma Financial Statements were compiled from the books and records of Parent and its Subsidiaries, which books and records have been maintained by management and used to prepare the combined financial statements of the fastening systems segment of Parent.

2.6  No Undisclosed Liabilities.  As of the date hereof, except as reflected, reserved or disclosed in the October 1, 2005 Statement of Net Assets, or the notes thereto, and except for liabilities and obligations incurred in the ordinary course of business since October 1, 2005, none of the FS Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be recognized on a statement of net assets of the FS Subsidiaries, as adjusted to give effect to the Reorganization.

2.7  Absence of Certain Changes or Events.  As of the date hereof, since October 1, 2005, except as a consequence of, or as contemplated by this Agreement (including the Reorganization), the FS Business has been conducted in the ordinary course of business and the FS Business has not experienced any events, developments or changes which, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect. As of the date hereof, without limiting the generality of the foregoing, except as a consequence of, or as contemplated by this Agreement (including the Reorganization), since October 1, 2005, neither any FS Subsidiary nor the FS Business, as applicable, has:

(a)  amended in any material respect, terminated, cancelled, compromised in any material respect or settled any material claim relating to the FS Business, other than in the ordinary course of business consistent with past practice;

(b)  sold, transferred, leased, subleased, licensed or otherwise disposed of any material properties or assets, real, personal or mixed (including leasehold interests and intangible property) owned, leased or otherwise held primarily for the FS Business, other than in the ordinary course of business consistent with past practice;

(c)  made, revoked or changed any material Tax election or material method of Tax accounting or settled or compromised any material liability relating to material Taxes of any FS Subsidiary or the FS Business, provided, however, that the foregoing restrictions shall not apply to any Tax election, method of Tax accounting or Tax matter involving a United States federal, state or local income Tax Return which includes a FS Subsidiary as part of any combined, unitary, consolidated, affiliated or similar group which includes Parent or any Non-FS Subsidiary;

(d)  either (i) granted any increase, or announced any increase, in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable to any employee of Parent or its Subsidiaries providing services to the FS Business, including any increase or change pursuant to any FS Plan, or (ii) established or increased or promised to increase any benefits under any FS Plan; in any such case (x) except as increased, announced, changed, promised, granted or established, as the case may be, in the ordinary course of business consistent with past practice, (y) except as required by Law or (z) except ordinary course increases of the FS Business pursuant to any collective bargaining agreement or other similar employee agreement;

(e)  other than in the ordinary course of business consistent with past practice, (i) advanced the collection of, or offered any incentives that lead to the advance collection of, any accounts receivable of the FS Business, (ii) modified the pricing practices of the FS Business or (iii) offered any discounts, rebates or offsets;

(f)  made any material change to its financial accounting methods, principles or practices, except as may be required by GAAP or accounting standards applicable to foreign FS Subsidiaries; or

(g)  agreed, whether in writing or otherwise, to take any of the actions specified in this Section 2.7(a) through (f).

2.8  Litigation.  As of the date hereof, neither Parent with respect to the FS Business, nor any FS Subsidiary, is party to any Litigation currently pending by or before any domestic or foreign federal, national, state or local court, tribunal or agency, or by or before any arbitrator, the outcome of which Litigation, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect. As of the date hereof, neither Parent with respect to the FS Business, nor any FS Subsidiary, has received written notice of any threatened material Litigation. As of the date hereof, neither of Parent with respect to the FS Business, nor any of the FS Subsidiaries, nor any of the material assets or properties of the FS Business, is subject to any material Order that could affect the legality, validity or enforceability of this Agreement or any other Transaction Agreement or the consummation of the Transactions.

2.9  Labor Matters.
(a)  There is no material charge or complaint pending against any FS Subsidiary or, to Parent's knowledge, threatened before the National Labor Relations Board. There is no material labor strike or lock-out pending or, to Parent's knowledge, threatened with respect to any Employees. No material grievance is pending with respect to any Employees that arises out of any agreement listed in Section 2.9(c) of the Disclosure Schedule or in accordance with any established procedures of the FS Business for handling grievances.

(b)  Parent and the Seller Subsidiaries with respect to the FS Business, and the FS Subsidiaries, are in compliance in all material respects with their obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (the "WARN Act"). Since January 1, 2005 through and including the date hereof, neither Parent nor any of the Seller Subsidiaries or FS Subsidiaries has effectuated (i) a "mass layoff" (as defined in the WARN Act) in the United States affecting any site of employment or facility or operating unit within any site of employment or facility of the FS Business or (ii) a "plant closing" (as defined in the WARN Act) in the United States affecting any site of employment or facility of the FS Business. Since January 1, 2005 through and including the date hereof, the FS Business has not been affected by any transaction or engaged in lay-offs or employment terminations sufficient in number to trigger the application of any plant closing Law similar to the WARN Act.

(c)  Section 2.9(c) of the Disclosure Schedule lists each material collective bargaining or other labor agreement in effect as of the date hereof with any union, labor organization or employee association or committee covering Employees of each FS Subsidiary.

(d)  The FS Subsidiaries are not currently liable for any material overdue payment to any trust or any governmental or administrative authority with respect to unemployment compensation benefits or social security for Employees (other than routine payments to be made in the ordinary course of business).

2.10  Employee Benefit Plans and Agreements.

(a)  A "FS Plan" shall mean any material benefit and compensation plan, contract, policy or arrangement covering Employees or Former Employees and current and former directors of any of the FS Subsidiaries (or predecessors thereof), including, but not limited to (i) any "welfare" plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and any material comparable foreign plan; (ii) any "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA) and any material comparable foreign plan; (iii) any material incentive compensation plan; (iv) any material employment, consulting, termination, retention, indemnification or severance agreement, plan or arrangement; (v) any material stock ownership, stock bonus, stock option, restricted stock, stock appreciation right, stock purchase, phantom stock or bonus plan; and (vi) any material deferred compensation plan (within the meaning of Section 409A of the Code ("409A") and associated Treasury Department guidance, including IRS Notice 2005-1) (each, a "NQDC Plan"), material "excess benefit plan" (within the meaning of Section 3(36) of ERISA) and any material fringe benefit or perquisite plan, arrangement or policy; in each case, that are entered into, established by, or sponsored or maintained by or contributed to or required to be contributed to by a FS Subsidiary or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with a FS Subsidiary would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA or to which a FS Subsidiary or an ERISA Affiliate is party; provided, that no plan sponsored or maintained by the government of any non-U.S. jurisdiction shall be considered to be a FS Plan. Section 2.10(a) of the Disclosure Schedule lists each FS Plan which is a defined benefit pension plan or which will be sponsored, maintained or contributed to by any FS Subsidiary or ERISA Affiliate as of the Closing, and each FS Plan that Purchaser will assume (the "Assumed FS Plans") will be separately identified. A copy of each Assumed FS Plan has been made available to Purchaser, including, to the extent material, (A) the most recent annual report on Form 5500 filed with the IRS with respect to each FS Plan (if any such report was required), (B) the most recent summary plan description or similar document for each such FS Plan for which such summary plan description is required or was otherwise provide to plan participants or beneficiaries, (C) the most recent actuarial report or other financial statement relating to such FS Plan, (D) the most recent determination letter or opinion letter, if any, issued by the IRS with respect to such FS Plan and any pending request for such a determination letter, (E) the most recent nondiscrimination tests performed under the Code for each FS Plan, (F) all filings made with any governmental entities, including, but not limited to, any filings under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program, and (G) each trust agreement and insurance annuity contract relating to any such FS Plan.

(b)  No liability under Title IV or Section 302 of ERISA has been incurred by any FS Subsidiary or any ERISA Affiliate that has not been satisfied in full, and, to Parent's knowledge, no condition exists that presents a material risk to a FS Subsidiary of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due). There has been no "reportable event" (as defined in Section 4043(c) of ERISA and the Pension Benefit Guarantee Corporation ("PBGC") regulations under such Section), excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA, with respect to any FS Plan and neither Parent nor any ERISA Affiliate is subject to Section 4043(b) of ERISA. No filing has been made by Parent or any ERISA Affiliate with the PBGC and no proceeding has been commenced by the PBGC to terminate any FS Plan and, to Parent's knowledge, no condition exists which could constitute grounds for termination of any such FS Plan by the PBGC. Neither Parent nor any ERISA Affiliate is subject to any lien imposed under Section 412(n) of the Code or Section 302(f) of ERISA, whichever may apply, with respect to any FS Plan. No FS Plan is a multiemployer plan, within the meaning of Section 3(37) of ERISA.

(c)  Each FS Plan has been operated and administered in accordance with its terms and with the requirements (including funding requirements) of applicable Law, including ERISA, the Code, COBRA (as defined below), the Family Medical and Leave Act of 1993, the Health Insurance Portability and Accountability Act of 1996 and similar state law, if applicable, except where any failure to be so operated and administered would not, individually or in the aggregate, have a Material Adverse Effect. As of the Closing, all material contributions required to have been made under the terms of any FS Plan will have been made for all periods ending prior to the Closing. As of the Closing, all insurance premiums will have been paid in full, subject only to normal retroactive adjustments in the ordinary course, with regard to the FS Plans for plan years ending on or before the Closing.

(d)  Each FS Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received a determination letter from the Internal Revenue Service stating that it is so qualified, and to Parent's knowledge, no event has occurred since the date of such determination that would reasonably be expected to adversely affect such determination.

(e)  Except as otherwise provided herein, the execution of this Agreement or the consummation of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) (i) entitle any Employee to severance or bonus pay payable by a FS Subsidiary or FS Business, (ii) accelerate the time of funding, payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the FS Plans or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an "excess parachute payment" with respect to any Employee within the meaning of Section 280G(b) of the Code.

(f)  As of the date hereof, there are (i) to Parent's knowledge, no current or pending material investigations by any governmental entity involving FS Plans, and (ii) no pending or, to Parent's knowledge, threatened material claims (other than routine claims for benefits), suits or proceedings against any FS Plans, or against any fiduciary of any FS Plan.

(g)  Neither Parent nor any ERISA Affiliate has engaged in a "prohibited transaction" (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) that could result in a tax or penalty under Section 4975 of the Code or Section 502(i) of ERISA which would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

(h)  There has been no amendment to, written interpretation or announcement (whether or not written) by Parent or any ERISA Affiliate relating to, or change in participation or coverage under, any FS Plan that would materially increase the expense of maintaining such FS Plan above the level of expense incurred to maintain such FS Plan in respect of the nine (9) month period ended October 1, 2005.

(i)  No "leased employees" within the meaning of Section 414(n) of the Code performs services with respect to the FS Business. All persons to whom Parent or any ERISA Affiliate has made payments for the performance of services with respect to the FS Business during the three (3) year period ending on the Closing have been properly classified as employees or non-employees for purposes of federal income and employment tax withholding and coverage under any of the FS Plans.

(j)  No FS Subsidiary has incurred any material unpaid obligation in connection with the termination or withdrawal from any Foreign Plan. As of the date hereof, the Pensions Regulator has not issued in writing, or threatened in writing to issue, to Parent or Textron Fastening Systems Limited, a material contribution notice in respect of any Foreign Plan subject to the laws of the United Kingdom. No material Foreign Plan subject to the laws of the United Kingdom is a plan to which more than one employer is required to contribute. With respect to funded retirement plans which are Foreign Plans, the plans have been funded in accordance with applicable Law in all material respects. For purposes hereof, the term "Foreign Plan" shall mean any FS Plan maintained or contributed to primarily for the benefit of any Employee or Former Employee employed outside the United States or any FS Plan whose operation or administration is subject to non-U.S. Laws.

(k)  Notwithstanding any other provision of this Agreement, this Section 2.10 sets forth the sole representation and warranty in this Agreement with respect to the compliance by Parent and its Subsidiaries with ERISA, sections of the Code and any other Law applicable to the operation or administration of any FS Plan.

2.11  Taxes.
(a)  Each of the FS Subsidiaries has filed all material Tax Returns that it was required to file on or before the date of this Agreement, and all such Tax Returns were correct and complete in all material respects. Each of the FS Subsidiaries has paid in full all Taxes that were stated as due or owing according to such Tax Returns as filed.
(b)  No position has been asserted in writing by any Tax Authority with respect to Taxes of any of the FS Subsidiaries, which if asserted by such Tax Authority in a Tax period ending after the Closing Date would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(c)  None of the FS Subsidiaries has been a member of any affiliated group within the meaning of Section 1504(a) of the Code of which Parent was not the common parent corporation, and none of the FS Subsidiaries has any liability with respect to Taxes that arises under Treasury Regulation Section 1.1502-6 or any comparable provision of state, local or foreign law.

(d)  None of the FS Subsidiaries has any material liability with respect to Taxes of any other Person pursuant to any Tax allocation or sharing agreement with any such Person, or any agreement to indemnify any such Person with respect to Taxes.

(e)  None of the FS Subsidiaries has filed any disclosures under Section 6662 of the Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.

(f)  None of the FS Subsidiaries has filed, consummated or participated in, or is currently participating in, any transaction which was or is a "tax shelter" transaction as defined in Section 6662 of the Code or the Treasury Regulations promulgated thereunder.

2.12  Properties.
(a)  Parent has made available to Purchaser a true, legible and complete copy of the current vesting deed for each parcel of material Owned Property.

(b)  The FS Subsidiaries, collectively, have good and valid title, free and clear of all Liens, other than Permitted Liens, to all of the material Owned Properties used in the conduct of the FS Business.

(c)  The FS Subsidiaries, collectively, have a valid leasehold interest, free and clear of all Liens, other than Permitted Liens, to all of the material Leased Properties used in the conduct of the FS Business.

(d)  Each material Real Property Lease is a legal, valid and binding agreement, enforceable against the FS Subsidiary party thereto, and, to Parent's knowledge, enforceable against the other party thereto, in accordance with its terms (except that the enforcement thereof may be limited by (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity, regardless of whether enforceability is considered in a proceeding in equity or at law).

(e)  To the knowledge of Parent, as of the date hereof, there is no, nor has Parent or any of the Seller Subsidiaries or FS Subsidiaries received written notice of, any material Default by Parent or any Seller Subsidiary or FS Subsidiary under any material Real Property Lease that has not been remedied.

(f)  Neither Parent nor any of the FS Subsidiaries has leased or subleased any parcel of material Owned Property to any other Person that would interfere in a material way with the business being conducted at such Owned Property.

2.13  Environmental Laws and Regulations.  To the knowledge of the individuals identified in Section 2.13 of the Disclosure Schedule and except as would not be reasonably likely to have a Material Adverse Effect:

(a)  As of the date hereof, each FS Subsidiary is in compliance with all applicable Environmental Laws, including, but not limited to, possessing all Permits required for the operation of its business under applicable Environmental Laws.

(b)  As of the date hereof, there is no pending Litigation or Claim, or written notice from a Governmental Authority of threatened Litigation or Claim, against, Parent or any of its Seller Subsidiaries with respect to the FS Business or any of the FS Subsidiaries under or pursuant or related to any Environmental Law.

(c)  As of the date hereof, there are not any unresolved civil, criminal or administrative Claims or Litigation pending or threatened in writing against Parent or any of the Seller Subsidiaries with respect to the FS Business or any of the FS Subsidiaries relating to any Environmental Law.

(d)  Notwithstanding any other provision of this Agreement, Sections 2.13(a), (b), and (c) set forth the sole representations and warranties in this Agreement with respect to (i) compliance by Parent and its Subsidiaries with Environmental Law applicable to the FS Business, the FS Properties or any FS Subsidiary or (ii) Litigation or Claim under or pursuant to any Environmental Law.

2.14  Product Warranty; Product Recalls.
(a)  Section 2.14(a) of the Disclosure Schedule lists all material product warranty claims with respect to products sold in the FS Business by Parent, the Seller Subsidiaries or the FS Subsidiaries during the period from January 1, 2004 through and including the date hereof.

(b)  Since January 1, 2004 through and including the date hereof, there have been no material product recalls or similar proceedings with respect to products manufactured, distributed or sold in the FS Business by Parent, the Seller Subsidiaries or the FS Subsidiaries, and as of the date hereof no such material recalls or proceedings are pending or, to Parent's knowledge, threatened in writing.

2.15  Intellectual Property.
(a)  Section 2.15(a) of the Disclosure Schedule sets forth a list of (i) all copyright, trademark and patent applications, registrations and material unregistered trademarks and domain names owned by any of the FS Subsidiaries after taking the Reorganization into account (together with all other intellectual property owned by any of the FS Subsidiaries after taking the Reorganization into account, the "FS Intellectual Property"), and (ii) all Assumed Intellectual Property Contracts.

(b)  Immediately following the Closing, a FS Subsidiary, Purchaser, or a Designated Purchaser Subsidiary will own all intellectual property that is the subject of any "licensed out" agreement from which licensing revenues set forth on the Pro Forma Financial Statements were derived.

(c)  As of the date of this Agreement:

(i)  TII owns all right, title and interest in and to the Assigned Intellectual Property, and after taking the Reorganization into account, the FS Subsidiaries own all right, title and interest in and to the FS Intellectual Property, in each case free and clear of all Liens (except Permitted Liens).

(ii)  (A) Neither Parent, TII, nor any Seller Subsidiary or FS Subsidiary is, or will as a result of the execution and delivery of this Agreement or the performance by Parent or TII of any of their respective obligations hereunder be in material breach of any material license, sublicense or other material agreement relating to the Assigned Intellectual Property or the FS Intellectual Property, and (B) neither the execution and delivery of this Agreement nor the performance by Parent or TII of any of their respective obligations hereunder will (1) materially impair the right of the FS Subsidiaries to use, possess, sell, or license any Assigned Intellectual Property or FS Intellectual Property, or (2) other than as contemplated in the Transition Agreement, or as may be necessary to perfect the rights of Purchaser, a Designated Purchaser Subsidiary or a FS Subsidiary in the Assigned Intellectual Property, result in the payment of any additional material amounts with respect to the FS Subsidiaries' right to own or use any of the intellectual property owned or used in the conduct of the FS Business as currently conducted.

(iii)  (A) Each patent, trademark, service mark and copyright comprising the Assigned Intellectual Property or the FS Intellectual Property is subsisting in all material respects and, to Parent's knowledge, valid and enforceable under applicable Law; (B) none of Parent, TII or any Seller Subsidiary with respect to the FS Business, nor any FS Subsidiary, is, as of the date hereof, a party to any currently pending Litigation which involves a claim of infringement of any patent, trademark, service mark, copyright or violation of any trade secret or other proprietary right of any third Person, nor has received written notice of any such threatened claim, nor is the subject of any consent agreement nor a party to any settlement agreement resolving any such claim that would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect; (C) to Parent's knowledge, the manufacturing, marketing, licensing, sale or use of any products of the FS Business, in the manner currently manufactured, marketed, sold or licensed or used, does not infringe or misappropriate any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party; and (D) to Parent's knowledge, there is no unauthorized, use, disclosure, infringement or misappropriation of any Assigned Intellectual Property or FS Intellectual Property by any third party.

(iv)  Parent and its Subsidiaries have taken commercially reasonable steps to preserve and maintain (A) the confidentiality of, and (B) Parent's and its Subsidiaries' interests in, proprietary information concerning the FS Business.

(v)  After giving effect to the transactions contemplated by the Transaction Agreements, (A) no Affiliate, or current or former director, stockholder, officer, or employee of Parent, TII, or any Seller Subsidiary will own or retain any material rights to use any of the Assigned Intellectual Property or the FS Intellectual Property, and (B) no third Person will hold any exclusive right to use any of the Assigned Intellectual Property or the FS Intellectual Property.

(d)  As of the Closing Date, after giving effect to the transactions contemplated by the Transaction Agreements, the intellectual property owned, leased, licensed or otherwise held by Purchaser and its Subsidiaries (including the FS Subsidiaries), or available to the FS Subsidiaries under the Transition Agreement during the term thereof, will constitute the intellectual property owned, leased, licensed or otherwise held by Parent and its Subsidiaries, other than shared systems and services not included in the Transition Agreement, that are necessary to conduct the FS Business immediately after Closing substantially as conducted by Parent and its Subsidiaries during the six (6) month period prior to the date hereof.

2.16  Material Contracts.
(a)  As of the date hereof, Section 2.16(a) of the Disclosure Schedule sets forth each Material Contract of the FS Business of the type described below:

(i)  each Material Contract (other than purchase orders or sales orders) with any supplier identified in Section 2.21 of the Disclosure Schedule to which Parent or a Subsidiary of Parent is a party which involves the purchase of inventory, spare parts, other materials or personal property for use in the FS Business;

(ii)  each Material Contract (other than purchase orders, sales orders or a customer's general terms and conditions) with any customer identified in Section 2.20 of the Disclosure Schedule to which Parent or a Subsidiary of Parent is a party which involves the sale of inventory or other personal property of the FS Business, or for the furnishing of services by Parent or such Subsidiary of Parent in connection with the FS Business;

(iii)  each Material Contract (other than FS Plans of the type described in clauses (i), (ii), (iii), (v) or (vi) of Section 2.10(a)) with senior executives identified in Section 2.16(a)(iii) of the Disclosure Schedule of the FS Business including Contracts with respect to retention, change of control and severance to which any FS Subsidiary is a party;

(iv)  all foreign exchange Material Contracts and any other similar Material Contracts governing the conversion of currency or the sale or purchase of the currency of one country to be paid for with the currency of another country that relate to the FS Business to which a FS Subsidiary is a party;

(v)  all guarantees of indebtedness for borrowed money, bonds, sureties or letters of credit issued or caused to be issued by Parent or its Subsidiaries for the benefit of the FS Business;

(vi)  all Material Contracts to which Parent or a Subsidiary of Parent is a party relating to the FS Business requiring minimum purchasing commitments on the part of Parent or any of its Subsidiaries in excess of five million dollars ($5,000,000) during any twelve (12) month period; and

(vii)  any Assumed Intellectual Property Contract.

(b)  As of the date hereof, Parent has delivered or made available to Purchaser a complete and accurate copy of each Material Contract of the FS Business listed in Section 2.16(a) of the Disclosure Schedule. Each Material Contract (other than the Real Property Leases) is, in all material respects, (i) in full force and effect and is a valid and binding obligation of Parent or a Subsidiary of Parent and (ii) enforceable against Parent or such Subsidiary and, to Parent's knowledge, enforceable against the other party thereto, in accordance with its terms (except that the enforcement thereof may be limited by (A) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity, regardless of whether enforceability is considered in a proceeding in equity or at law). As of the date hereof, neither Parent nor any Subsidiary of Parent is in material breach of, or material default under, any Material Contract (other than Real Property Leases) to which it is a party.

(c)  No FS Subsidiary is a party to or bound by any non-competition agreement or obligation which limits in any material respect the manner in which, or the localities in which, all or any material portion of the FS Business, taken as a whole, is conducted.

2.17  Affiliate Contracts.  As of the date hereof, Section 2.17 of the Disclosure Schedule sets forth all Contracts between, on the one hand, Parent or a Non-FS Subsidiary, and, on the other hand, a FS Subsidiary, which will be in effect from and after the Closing Date, other than (a) the Transaction Agreements, (b) the Reorganization Documents (as defined below), (c) arrangements whereby Parent or a Non-FS Subsidiary pays fees and expenses of any FS Subsidiary and bills such FS Subsidiary for such fees and expenses or (d) documents entered into in connection with or in furtherance of the Transactions. The Contracts listed in Section 2.17 of the Disclosure Schedule are hereafter called the "Affiliate Contracts".

2.18  Assets of the FS Business.  As of the Closing Date, after giving effect to the transactions contemplated by the Transaction Agreements, the tangible and intangible properties (other than intellectual property, which is covered by Section 2.15(d)) owned, leased, licensed or otherwise held by Purchaser and its Subsidiaries (including the FS Subsidiaries) (the "Assets"), or available to the FS Subsidiaries under the Transition Agreement during the term thereof, will constitute the tangible and intangible properties (other than intellectual property, which is covered by Section 2.15(d)) owned, leased, licensed or otherwise held by Parent and its Subsidiaries, other than shared systems and services not included in the Transition Agreement, that are necessary to conduct the FS Business immediately after Closing substantially as conducted by Parent and its Subsidiaries during the six (6) month period prior to the date hereof. The FS Subsidiaries have valid title to, a leasehold interest in, or a license to use all material Assets (other than Owned Properties and Leased Properties, which are covered by Section 2.12, and intellectual property, which is covered by Section 2.15). During the fiscal year ended December 31, 2005 and the fiscal quarter ended April 1, 2006, the FS Business incurred approximately forty million dollars ($40,000,000) and five million eight hundred thousand dollars ($5,800,000), respectively, of capital expenditures against budgets therefor of forty-eight million five hundred thousand dollars ($48,500,000) and fourteen million nine hundred thousand dollars ($14,900,000), respectively.

2.19  FS Subsidiary Accounts. All FS Subsidiary Accounts will be transferred with the FS Business on the Closing Date.

2.20  Customers.
(a)  Listed in Section 2.20(a) of the Disclosure Schedule are the names of the five (5) most significant customers (as measured by revenue) for each of the industrial, construction, automotive, electronics and aerospace segments of the FS Business for the twelve (12) month periods ended January 1, 2005 and December 31, 2005.

(b)  As of the date hereof, none of the individuals identified in Section 8.1(a) of the Disclosure Schedule has received any written notice from a customer listed in Section 2.20(a) of the Disclosure Schedule that such customer plans to materially decrease the aggregate amount of goods and services purchased from the FS Business (as measured by revenue to the FS Business) during the twelve (12) month period ended December 31, 2006 as compared to the twelve (12) month period ended December 31, 2005, but not including (i) any decrease as a result of any adverse change, or any event, circumstance or condition that has had or is reasonably likely to have an adverse change, in general economic conditions or in conditions affecting the fastener industry generally, or (ii) any notice from a customer that such customer's purchase of goods and services from the FS Business is subject to such customer approving the purchaser of the FS Business or consenting to any sale of the FS Business.

2.21  Suppliers.
(a)  Listed in Section 2.21(a) of the Disclosure Schedule are the names of each of the ten (10) most significant suppliers of the FS Business for the twelve (12) month periods ended January 1, 2005 and December 31, 2005.

(b)  As of the date hereof, none of the individuals identified in Section 8.1(a) of the Disclosure Schedule has received any written notice from a supplier listed in Section 2.21(a) of the Disclosure Schedule that such supplier has refused or plans to refuse to sell raw materials or supplies to the FS Business after the Closing on terms and conditions substantially similar to those used in its sales to the FS Business during the six (6) month period prior to the date hereof, subject to general and customary price increases, but not including any notice from a supplier that such supplier's sale of raw materials or supplies to the FS Business is subject to such supplier approving the purchaser of the FS Business or consenting to any sale of the FS Business.

2.22  Brokers and Finders.  Neither Parent nor any of its Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder's, financial advisory or similar fee or commission from any FS Subsidiary in connection with this Agreement or the transactions contemplated hereby.

Notwithstanding anything to the contrary contained in this Agreement, no representation or warranty is made in this Agreement with respect to any Excluded Business.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Parent that:

3.1  Corporate Organization, Qualification, Power, Authority and Nationality.
(a)  Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has or will have made available to Parent prior to the Closing complete and correct copies of its certificate of incorporation and by-laws as in effect as of the date hereof.

(b)  Purchaser has the requisite corporate power and corporate authority to execute and deliver this Agreement and the other Transaction Agreements and to consummate the Transactions. This Agreement, the other Transaction Agreements and the consummation by Purchaser of the Transactions, have been duly and validly authorized by the Board of Directors of Purchaser, and no other corporate proceeding on the part of Purchaser is necessary to authorize this Agreement or the other Transaction Agreements or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming this Agreement constitutes the valid and binding agreement of Parent, constitutes the valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)  When executed and delivered to Parent at the Closing, the Transaction Agreements (other than this Agreement) will be duly and validly executed and delivered by Purchaser and each Designated Purchaser Subsidiary which is a party thereto and, assuming such agreements constitute the valid and binding agreements of the other parties thereto, constitute the valid and binding agreements of Purchaser and the Designated Purchaser Subsidiaries party thereto, enforceable against Purchaser and such Subsidiaries in accordance with their terms, except that the enforcement thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
(d)  Purchaser is not, and is not controlled by, a foreign Person.

3.2  Consents and Approvals; No Violations.
(a)  Except as set forth in Section 2.3(a) of the Disclosure Schedule, and subject to the giving of notices, the occurrence of the required consultations, compliance with applicable environmental transfer statutes and obtaining the Requisite Regulatory Approvals referred to in clauses (i) through (iv) in Section 2.3(a), no material applications, notices to, consultations with, Consents of, or filings with, any Government Authority, self-regulatory authority or third party are necessary in connection with the execution and delivery by Purchaser of this Agreement and the consummation by Purchaser and the Designated Purchaser Subsidiaries of the Transactions.

(b)  Neither the execution, delivery or performance of this Agreement or the other Transaction Agreements, by Purchaser or, to the extent it is a party thereto, any Designated Purchaser Subsidiary, nor the consummation by Purchaser or the Designated Purchaser Subsidiaries of the Transactions, does or will (i) conflict with in any material respect, or result in any material breach of any material provision of the certificate of incorporation or by-laws of Purchaser or the certificate of incorporation, limited liability company agreement or partnership agreement, or by-laws, or other equivalent organizational documents of any Designated Purchaser Subsidiary; (ii) conflict with in any material respect, result in or constitute a material Default under, any of the material terms, conditions or provisions of any material Contract to which Purchaser or any Designated Purchaser Subsidiary is a party or by which any of them or any of their respective properties or assets may be bound; (iii) conflict with in any material respect, result in or constitute a material Default under, any of the material terms, conditions or provisions of any material Permit applicable to Purchaser or any Designated Purchaser Subsidiary; or (iv) except as set forth in Section 2.3(a) of the Disclosure Schedule, and subject to giving the notices, the occurrence of the required consultations, compliance with applicable environmental transfer statutes and obtaining the Requisite Regulatory Approvals referred to in clauses (i) through (iv) in Section 2.3(a), conflict with or violate any Order or Law applicable to Purchaser or any Designated Purchaser Subsidiary or any of their respective material properties or assets.

3.3  Financing.  Schedules I sets forth a copy of a fully executed equity commitment letter (the "Equity Commitment Letter") for the provision of financing to Purchaser. Schedule J sets forth a copy of a fully executed debt commitment letter (the "Debt Commitment Letter," and together with the Equity Commitment Letter, the "Commitment Letters") for the provision of financing to Purchaser. None of the Commitment Letters has been amended or modified prior to the date hereof, and the Commitment Letters are in full force and effect. As of the date hereof, the obligations to fund the commitments under the Commitment Letters are not subject to any condition other than as set forth in the Commitment Letters. Except with respect to any Lien on the Assets, other than the Permitted Liens, as of the date hereof, neither Purchaser nor its Affiliates is aware of any fact or occurrence existing or reasonably likely to occur that makes or would make any of the assumptions or statements set forth in the Commitment Letters inaccurate, that causes or would cause the Commitment Letters to be ineffective or that precludes or would preclude the satisfaction of the conditions set forth in the Commitment Letters. The aggregate proceeds available to Purchaser and its Subsidiaries under the Commitment Letters, together with Purchaser's immediately available funds, will be sufficient to enable Purchaser to satisfy its obligation to pay the consideration set forth in Section 1.3, to make any payment required pursuant to Section 1.5 and to make any payment required by Section 4.7(g)(iii).

3.4  Investigation by Purchaser.  Purchaser has conducted its own independent review and analysis of the FS Business and the FS Subsidiaries. Purchaser acknowledges that, except as set forth in Article II of this Agreement, none of Parent or any of its Affiliates or any of their respective directors, officers, employees, agents, advisors or representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or any of its Representatives. Purchaser acknowledges that, except as expressly set forth in the representations and warranties in Article II of this Agreement, there are no representations or warranties by Parent of any kind, express or implied.

3.5  Brokers and Finders.  No investment banker, broker, finder or intermediary or other Person is or will be entitled to any investment banking, brokerage, finder's, financial advisory or similar fee or commission from Parent or any Non-FS Subsidiary in connection with this Agreement or the transactions contemplated hereby as a result of any arrangement made by Purchaser.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF
BUSINESS AND OTHER AGREEMENTS

4.1  Conduct of the FS Business.  Except as otherwise set forth in Section 4.1 of the Disclosure Schedule, during the period from the date of this Agreement to the Closing Date, unless Purchaser shall otherwise consent in writing (which shall include electronic mail), which consent shall not be unreasonably withheld, conditioned or delayed, and except as otherwise contemplated by any Transaction Agreement, or as is necessary or appropriate to effect the Reorganization, Parent will conduct, and will cause the FS Subsidiaries to conduct, the operations of the FS Subsidiaries in the ordinary course of business, and in accordance with the provisions of Section 2.7(e) (as if such provisions were covenants to be complied with between the date hereof and Closing), and Parent will use, and will cause the FS Subsidiaries to use, their commercially reasonable efforts to keep generally available to the FS Subsidiaries the services of their current officers and employees in the ordinary course of business; generally preserve their relationships with customers, suppliers, creditors and agents having business dealings with the FS Subsidiaries in the ordinary course of business; and continue in full force and effect and without material modification all existing policies or binders of insurance currently maintained by Parent or the FS Subsidiaries with insurers not affiliated with Parent with respect to the FS Subsidiaries and the FS Business, except that Parent and the FS Subsidiaries and FS Business shall not be restricted from terminating or amending any such insurance policies or binders that also cover Non-FS Subsidiaries or any business of the Parent and its Subsidiaries other than the FS Business. Without limiting the generality of the foregoing, and except as consented to in writing (which shall include electronic mail) by Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, or as otherwise set forth in Section 4.1 of the Disclosure Schedule or contemplated by the Transaction Agreements, or as is necessary or appropriate to effect the Reorganization, Parent agrees as to itself and the FS Subsidiaries (unless otherwise stated) that during the period from the date of this Agreement to the Closing Date:
(a)  Capital Stock and Other Securities. The FS Subsidiaries shall not issue, sell, grant, dispose of, pledge or otherwise encumber or transfer, or cause, authorize or propose the issuance, sale, grant, disposition or pledge or other encumbrance or transfer of (i) any additional shares of capital stock of any class of any FS Subsidiary or any additional limited liability company interests or partnership interests of any FS Subsidiary, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any such shares of capital stock, limited liability company interests or partnership interests, or any rights, warrants, options, calls, commitments or any other agreements to purchase or acquire any such shares of capital stock, limited liability company interests or partnership interests or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any such shares of capital stock, limited liability company interests or partnership interests or (ii) any other securities in respect of, in lieu of, or in substitution for, shares, limited liability company interests or partnership interests of any FS Subsidiary outstanding on the date hereof. No FS Subsidiary shall split, combine, subdivide or reclassify any shares of its capital stock.

(b)  Restructuring. Neither Parent nor any of the FS Subsidiaries shall adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or recapitalization of any FS Subsidiary.

(c)  Capital Expenditures. Except for capital expenditures contemplated by the capital plan of the FS Subsidiaries for 2006, the FS Subsidiaries will not make or commit to make any capital expenditures relating to a single project in excess of one million dollars ($1,000,000) or in the aggregate in excess of five million dollars ($5,000,000).

(d)  Governing Documents. No FS Subsidiary shall adopt any amendment to its articles of organization, articles or certificate of incorporation, limited liability company agreement or partnership agreement, as the case may be, or its by-laws or other equivalent organizational documents, or alter through merger, liquidation, reorganization or restructuring the corporate, limited liability company or partnership, as applicable, structure or ownership of any FS Subsidiary, except in accordance with an existing Contract.

(e)  No Dispositions. Except in the ordinary course of business, no FS Subsidiary shall sell, lease, license to third parties or otherwise encumber, subject to a Lien (other than a Permitted Lien) or dispose of any of its material assets or properties.

(f)  No Acquisitions. No FS Subsidiary shall acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other entity or division thereof or (ii) except in the ordinary course of business, any assets that, individually or in the aggregate, except as otherwise permitted by Section 4.1(c), have a purchase price exceeding ten million dollars ($10,000,000) provided that the consideration for such acquisition is paid in cash.

(g)  Employee Matters. Except as required by Law or an existing Contract or in the ordinary course of business or in accordance with this Agreement, no FS Subsidiary shall (i) increase the compensation or benefits of any Employee (including severance benefits), (ii) enter into any Contract with any Employee regarding his or her employment, compensation, severance or benefits or (iii) except pursuant to collective bargaining, adopt, amend or terminate any FS Plan to the extent such adoption, amendment or termination would create or increase in any material respect any liability or obligation on the part of any FS Subsidiary.

(h)  Contracts. Except in the ordinary course of business, no FS Subsidiary shall enter into any Material Contract (other than purchase orders or sales orders) or modify, extend or amend in any material respect or transfer or terminate any Material Contract (other than purchase orders or sales orders) to which it is a party or waive, release or assign any material rights or claims thereunder.

(i)  Claims. Neither Parent nor any of the FS Subsidiaries shall compromise in any material respect or settle any material Litigation relating to any FS Subsidiary or waive, assign or release any material rights or claims with respect to a FS Subsidiary, except in either case (i) in the ordinary course of business or (ii) if the settlement of any such Litigation would not impose material restrictions on the conduct of the business of any FS Subsidiary after Closing.

(j)  Accounting Policies and Procedures. No FS Subsidiary shall make any material change to its financial accounting methods, principles or practices, except as may be required by GAAP or accounting standards applicable to foreign FS Subsidiaries.

(k)  Taxes. Neither Parent nor any of the FS Subsidiaries shall make any material Tax election or settle or compromise any material Tax liability relating to the business of any FS Subsidiary; provided, however, that the foregoing restrictions shall not apply to any Tax election or Tax matter involving a United States federal, state or local income Tax Return which includes a FS Subsidiary as part of any combined, unitary, consolidated, affiliated or similar group which includes Parent or any Non-FS Subsidiary.

(l)  Indebtedness. No FS Subsidiary shall incur any indebtedness for money borrowed, other than (i) in the ordinary course of business, (ii) for working capital purposes, (iii) to facilitate the distribution of Cash of the FS Subsidiaries to Parent and the Non-FS Subsidiaries, (iv) indebtedness to Parent or another Subsidiary of Parent or (v) indebtedness that replaces indebtedness of Parent or another Subsidiary of Parent.

(m)  Guarantees of Indebtedness. No FS Subsidiary shall enter into any guarantee of any Indebtedness of another Person.

(n)  No Agreements. Neither Parent nor any of the Seller Subsidiaries or FS Subsidiaries shall authorize or announce an intention to do any of the foregoing, or agree or enter into any Contract to do any of the foregoing.

(o)  Contracts with Affiliates. No FS Subsidiary shall enter into any Contract with Parent or a Non-FS Subsidiary which will be in effect from and after the Closing Date other than (i) any such Contract in the ordinary course of business consistent with past practice, (ii) pursuant to the terms and conditions of or in connection with the renewal or extension of any existing Affiliate Contract or (iii) the Transaction Agreements, Reorganization Documents or documents entered into in connection with or in furtherance of the Transactions.

Notwithstanding anything to the contrary contained in this Agreement, the FS Subsidiaries may (A) establish new revolving credit, working capital or overdraft facilities, (B) loan, distribute or otherwise transfer cash or cash equivalents out of the FS Subsidiaries or among the FS Subsidiaries and (C) take any action to cause the Interests and the Minority Interests to be fully paid or to bring any FS Subsidiary into compliance with minimum capital or minimum registered, issued or share capital or minimum net equity requirements under applicable Law.

4.2  Access to Information.
(a)  In connection with the transactions contemplated by this Agreement, upon reasonable advance notice to Parent and subject to the requirements of any Laws governing access to information, Parent shall (and shall cause each of the Seller Subsidiaries and FS Subsidiaries to) provide Purchaser and its authorized agents and representatives ("Representatives") with reasonable access, during normal business hours and without disruption to their day-to-day business, from the date of this Agreement to the earlier of the Closing Date or termination of this Agreement, to the offices, properties, customers, suppliers, plants, other facilities and books and records pertaining to the FS Subsidiaries and, during such period, it shall (and shall cause each of the Seller Subsidiaries and FS Subsidiaries to) furnish to such Representatives all financial, operating and other data and other information concerning the FS Subsidiaries and personnel employed by the FS Subsidiaries as may reasonably be requested. Any access provided pursuant to this Section 4.2(a) may, at Parent's option, be subject to or with the participation of Parent or a designated representative of Parent

(b)  Purchaser agrees that it will, and will cause its Representatives to, use any information obtained pursuant to this Section 4.2 only in connection with the transactions contemplated by this Agreement.

(c)  The Confidentiality Agreement shall apply with respect to Information, as defined therein, furnished to Purchaser or its Representatives pursuant to this Section 4.2.

4.3  Competition Filings.
(a)  Parent and Purchaser shall, as promptly as practicable but in any event not more than ten (10) Business Days after the date hereof, file, or cause to be filed all required notification and report forms under the HSR Act with the FTC and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") in connection with the transactions contemplated by this Agreement, and will use their respective commercially reasonable efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation and to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date.
(b)  Parent and Purchaser shall, as promptly as practicable but in any event not more than twenty-five (25) Business Days after the date hereof, use their commercially reasonable efforts to file, or cause to be filed (i) all required forms and letters under the EC Merger Regulation No 139/2004 with the European Commission, (ii) all required forms and letters under the Canadian Competition Act with the Canadian Competition Bureau and (iii) all required notices to and applications with Governmental Authorities under any other Foreign Competition Laws in connection with the transactions contemplated hereby, and, in each case, will use their respective commercially reasonable efforts to respond as promptly as practicable to all inquiries received from the European Commission, the Canadian Competition Bureau or any other Governmental Authority for additional information or documentation, and to cause the waiting period under the Canadian Competition Act or any other Foreign Competition Laws to terminate or expire at the earliest possible date, or consents, approvals or authorizations to be adopted at the earliest possible date under the EC Merger Regulation No 139/2004 or any other Foreign Competition Laws, as may apply.

(c)  Parent and Purchaser will each furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filings necessary under the provisions of the HSR Act, EC Merger Regulation No 139/2004, the Canadian Competition Act and any other applicable Foreign Competition Laws.

(d)  The parties shall promptly furnish to each other copies of all filings and correspondence relating to the transactions contemplated hereby with any Governmental Authority specified in this Section 4.3.

4.4  Consents and Reasonable Efforts.
(a)  Parent and Purchaser shall, as promptly as practical, use commercially reasonable efforts (unless otherwise stated herein) to satisfy the conditions to Closing set forth in Article V and consummate the transactions contemplated by this

Agreement, including filing required notices and applications with Governmental Authorities and obtaining any required Consents. Parent and Purchaser shall furnish to each other such information and assistance as the other may reasonably request in connection with required filings, applications and Consents, and they shall keep each other advised of the progress of making all such filings, applications and Consents.

(b)  Parent and Purchaser shall use all commercially reasonable efforts (i) to terminate the guarantees, letters of credit, indemnity or contribution agreements, support agreements, insurance surety bonds or other similar agreements identified in Section 4.4(b)(i) of the Disclosure Schedule entered into by Parent or any of its Affiliates other than the FS Subsidiaries (the "Non-FS Affiliates") in favor of any third party guaranteeing or assuring such third party of the payment of any actual or potential liability or the performance of any actual or potential obligation of any FS Subsidiary, the FS Business or any FS Investment (the "Guarantees"), (ii) to cause Parent and its Non-FS Affiliates to be released from all liability under or in respect of the Real Property Leases identified in Section 4.4(b)(ii) of the Disclosure Schedule (the "Specified Real Property Leases") and the personal property leases specified in Section 4.4(b)(ii) of the Disclosure Schedule (the "Specified Personal Property Leases," and together with the Specified Real Property Leases, the "Specified Leases"), and (iii) to arrange for Purchaser to assume the obligations of Parent and any Non-FS Affiliate under the Guarantees and Specified Leases as of the Closing Date. If any Guarantee or the obligations of Parent or any of its Non-FS Affiliates under or in respect of any Specified Lease shall not be released on or before the six (6) month anniversary of the Closing Date, Purchaser shall make the fee payments provided for in Section 4.4(d) in respect of such Guarantee or Specified Lease in respect of the period from the six (6) month anniversary of the Closing Date until the earlier of (x) the release of the obligations of Parent and its Non-FS Affiliates in respect of such Guarantee or Specified Lease and (y) the time Purchaser shall have obtained and delivered to Parent letters of credit in favor of Parent and its Non-FS Affiliates, as applicable, on terms and conditions and from financial institutions, which in each case are reasonably satisfactory to Parent, with respect to the obligations of Parent and its Non-FS Affiliates under each such Guarantee and Specified Lease. Purchaser shall provide to Parent and its Non-FS Affiliates the letters of credit described in clause (y) of the preceding sentence no later than the eighteen (18) month anniversary of the Closing Date. In all events, from and after the Closing, Purchaser (1) shall pay or cause to be paid all amounts covered by any Guarantee or due under any Specified Lease as the same shall become due and payable, and shall indemnify and hold Parent and its Non-FS Affiliates harmless with respect to any payments made or Losses incurred by Parent or its Non-FS Affiliates under or in respect of any Guarantee or Specified Lease and (2) shall not, and shall cause its Subsidiaries (including the FS Subsidiaries) not to, amend, modify or assign, or extend or renew the term of, any Specified Lease or of any actual or potential liability or obligation that is the subject of any Guarantee (a "Guaranteed Obligation"), or permit any Guaranteed Obligation or Specified Lease to be modified, amended or assigned, in a manner which results or would be reasonably expected to result in any additional liability to Parent or its Non-FS Affiliates, or the term of any Guaranteed Obligation or Specified Lease to be extended or renewed, unless concurrently therewith Parent and its Non-FS Affiliates are released from any and all further obligation in respect thereof.

(c)  Parent and Purchaser shall use commercially reasonable efforts to cause the Contracts identified in Section 4.4(c) of the Disclosure Schedule to be assigned to,

and assumed by, Purchaser or one or more of its Subsidiaries (including the FS Subsidiaries), and to cause Parent and its Non-FS Affiliates to be released from any further obligations thereunder, on or before the Closing Date. Parent and Purchaser acknowledge that certain Contracts identified in Section 4.4(c) of the Disclosure Schedule may not, by their own terms or under applicable Law, be transferable or assignable without obtaining third-party consents, approvals or waivers (such Contracts and associated liabilities are collectively referred to herein as "Unassignable Contracts"). Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to transfer or assign, or an assignment of, any Unassignable Contract if an attempted transfer or assignment thereof, without the consent of a third party thereto, would constitute a breach thereof. Any transfer or assignment to Purchaser or any of its Subsidiaries (including the FS Subsidiaries) of any Unassignable Contract or any claim or right or any benefit arising thereunder or resulting therefrom which shall require the consent of any third party, shall be made subject to such consent being obtained. If any such consent is not obtained or if such transfer or assignment is not permitted irrespective of consent prior to the Closing, Parent shall, and shall cause its Non-FS Subsidiaries to, after the Closing, assist Purchaser with obtaining for Purchaser and the FS Subsidiaries the rights and benefits under any such Contract, including enforcement for the benefit of Purchaser and the FS Subsidiaries of any and all rights of Parent or the Non-FS Subsidiaries against any other party arising out of any breach or cancellation of any such Contract by such other party and, if requested by Purchaser, acting as an agent on behalf of Purchaser or any FS Subsidiary or as Purchaser shall otherwise reasonably require; provided, however, that such cooperation shall not include any requirement on the part of Parent or any of its Non-FS Subsidiaries to expend money, commence or participate in any litigation or offer or grant any material (in the context of such Contract) accommodation (financial or otherwise) to any third party. In the event that Parent or any of its Non-FS Affiliates is required to guarantee, or otherwise remain liable for, the performance by Purchaser or any of its Subsidiaries (including the FS Subsidiaries) of any such Unassignable Contract following the Closing, (i) Purchaser agrees to perform, at no cost to Parent and its Non-FS Affiliates, the obligations of Parent and its Non-FS Affiliates under or in connection with any such guarantee or Unassignable Contract, (ii) on or before the Closing Date, Parent shall deliver to Purchaser a list of such Unassignable Contracts, (iii) Purchaser shall indemnify Parent and its Non-FS Affiliates from and against and in respect of any and all Losses incurred by Parent or any of its Non-FS Affiliates to the extent relating to or arising out of any such guarantee or Unassignable Contract, and (iv) neither Purchaser nor any of its Subsidiaries shall amend, modify or assign, or extend or renew the term of, any such Unassignable Contract, or permit any such Unassignable Contract to be modified, amended or assigned, in a manner which results or would be reasonably expected to result in any additional liability to Parent or its Non-FS Affiliates, or the term of any such Unassignable Contract to be extended or renewed, unless concurrently therewith Parent and its Non-FS Affiliates are released from any and all further obligation in respect of such guarantee or Unassignable Contract.

(d)  If Parent or any of its Non-FS Affiliates has not been released from all obligations in respect of a Guarantee or Specified Lease by the six (6) month anniversary of the Closing Date, Purchaser shall pay to Parent a fee in respect of such Guarantee or Specified Lease for the period from and after such six (6) month anniversary of the Closing Date in an amount equal to (1) the amount of such Guarantee or, in the case of a Specified Lease, the aggregate amount of the remaining obligations of Parent and its Non-FS Affiliates under or in respect of such Specified Lease, multiplied by (2) the Fee Payment Interest Rate. The fee payments provided for in this Section 4.4(d) in respect of a Guarantee or Specified Lease shall continue until the earlier of (x) the release of the obligations of Parent and its Non-FS Affiliates in respect of such Guarantee or Specified Lease and (y) the time Purchaser shall have obtained and delivered to Parent a letter of credit in respect of such Guarantee or Specified Lease in compliance with Section 4.4(b). Such fee shall be paid on the last day of each month by wire transfer of immediately available funds to one or more accounts designated by Parent in writing.

(e)  In the event that any of the Guarantees identified in Section 4.4(e) of the Disclosure Schedule (collectively, the "Section 4.4(e) Guarantees") has not been terminated or replaced as of the Closing Date, Purchaser shall obtain and deliver to Parent at the Closing one or more letters of credit in favor of Parent and its Non-FS Affiliates, as applicable, on terms and conditions and from financial institutions, which in each case are reasonably satisfactory to Purchaser, to service the obligations of Parent and its Non-FS Affiliates under each such Section 4.4(e) Guarantee; provided, however, that Purchaser shall not be required by this Section 4.4(e) to provide letters of credit in an aggregate amount greater than thirteen million six hundred thousand dollars ($13,600,000).

(f)  Purchaser shall provide to Parent in writing no later than twenty (20) days prior to Closing a list of the Designated Purchaser Subsidiaries.

(g)  To the extent any FS Subsidiaries have guaranteed obligations of Parent or its Non-FS Affiliates, (i) Parent shall use all commercially reasonable efforts to have such obligations released on or prior to the Closing, (ii) Parent and its Non-FS Subsidiaries shall indemnify the FS Subsidiaries from and against and in respect of any and all Losses incurred by such FS Subsidiaries to the extent relating to or arising out of any such guaranteed obligations, and (iii) neither Parent nor any of its Non-FS Subsidiaries shall amend, modify or assign, or extend or renew the term of, any such guaranteed obligation of Parent or its Non-FS Affiliates, or permit any such guaranteed obligation of Parent or its Non-FS Affiliates to be modified, amended or assigned in a manner which results or would reasonably be expected to result in any additional material liability to such FS Subsidiaries.

4.5  Publicity.  Parent and Purchaser will consult with each other and will mutually agree upon any press release or public announcement pertaining to this Agreement or the Transactions and shall not issue any such press release or public announcement prior to such consultation and agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or public announcement shall use its reasonable efforts to consult in good faith with the other party and give such other party a reasonable opportunity, to the extent reasonably practicable, to review and comment upon such press release or public announcement before issuing any such press release or public announcement. Following the initial release, either party may issue, without consent, future releases or publications that are consistent with the initial release.

4.6  Tax Matters.

(a)  Transfer Taxes. Purchaser shall be responsible for the timely payment of, and shall indemnify and hold harmless Parent and any Seller Subsidiary from and against, all Transfer Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement. Parent shall be responsible for the timely payment of, and shall indemnify and hold harmless Purchaser and any FS Subsidiary from and against, all Transfer Taxes, if any, arising out of or in connection with the transactions prior to the date hereof, to effect the transfer of Subsidiaries, assets, liabilities, businesses and employees to any of the Directly Purchased Subsidiaries (which will include, for clarity, the Reorganization). With respect to such Tax Returns that are required to be filed prior to the Closing Date, Parent shall prepare and file all necessary documentation and Tax Returns with respect to such Transfer Taxes and, with respect to all other such Tax Returns, Purchaser shall prepare and file all necessary documentation and Tax Returns with respect to such Transfer Taxes; provided, however, that Parent shall cooperate with Purchaser and take any action reasonably requested by Purchaser which does not cause Parent to incur any cost or inconvenience in order to minimize such Transfer Taxes.

(b)  Tax Returns. Except as otherwise provided in Section 4.6(a) above,

(i)  Parent shall file or cause to be filed when due all Tax Returns that are required to be filed by any of the FS Subsid-iaries or with respect to any assets of the FS Business, that are (A) due on or before the Closing Date, or (B) Income Tax Returns for taxable years or periods ending on or before the Closing Date, and Parent shall remit (or cause to be remitted) any Taxes due in respect of such Tax Returns.

(ii)  Except as otherwise provided in Section 4.6(b)(i), Purchaser shall file or cause to be filed when due all Tax Returns that are required to be filed by any of the FS Subsidiaries or with respect to any assets of the FS Business, and Purchaser shall remit (or cause to be remitted) any Taxes due in respect of such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with Parent's past practice.

(iii)  Any Tax Return required to be filed by Purchaser relating to any Straddle Period shall be submitted (with copies of any relevant schedules, work papers and other documentation then available) to Parent for Parent's approval not less than fifteen (15) days prior to the original due date for the filing of such Tax Return, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that in the event Purchaser reasonably determines that it does not possess the necessary data to complete the relevant Tax Return, Purchaser may notify Parent of the delay and extend the due date to the extent permitted by law, in which event Purchaser shall submit such Tax Return (with copies of any relevant schedules, workpapers and other documentation then available) to Parent not less than fifteen (15) Business Days prior to the extended due date for the filing of such Tax Return. Parent shall have the option of providing to Purchaser, at any time at least seven (7) days prior to the original due date (or extended due date if Purchaser has filed an extension pursuant to this Section), written instructions as to how Parent wants any, or all, of the items for which it may be liable hereunder reflected on such Tax Return. Purchaser shall, in preparing such return, cause the items for which Parent may be liable hereunder to be reflected in accordance with Parent's instructions (unless complying with Parent's instructions would result in taking a position that more likely than not would not be sustained by a relevant Tax Authority in the opinion of nationally recognized tax counsel mutually agreed upon by Parent and Purchaser, provided, however, that if Parent and Purchaser fail to agree on a nationally recognized tax counsel, Parent and Purchaser shall each select one nationally recognized tax counsel and such two nationally recognized tax counsel shall mutually agree on a third nationally recognized tax counsel that shall resolve the matter) and, in the absence of having received such instructions, in accordance with Parent's past practice, if any, to the extent permissible under applicable Law.

(iv)  Upon the written request of Purchaser setting forth in detail the computation of the amount owed, Parent shall pay to Purchaser, no later than ten (10) days prior to the due date for the applicable Tax Return, the Taxes for which Parent is liable pursuant to this Section 4.6 but which are payable with any Tax Return to be filed by Purchaser with respect to any Straddle Period.

(v)  Within ninety (90) days after the Closing Date, Purchaser shall cause each of the FS Subsidiaries to prepare and provide to Parent a package of Tax information materials, including schedules and work papers requested by Parent to enable Parent to prepare and file all Tax Returns required to be prepared and filed by it pursuant to Section 4.6. Purchaser shall prepare such package in good faith in a manner consistent with Parent's past practice.

(vi)  Parent may amend any Tax Return filed or required to be filed by any of the FS Subsidiaries or with respect to any assets of the FS Business for any taxable years or periods ending on or before the Closing Date; provided, however, that Parent must obtain the written consent of Purchaser, which shall not be unreasonably withheld or delayed, if amending any Tax Return would result in the imposition of material additional Tax in any Tax period after the Closing Date.

(c)  Computation of Tax Liabilities.

(i)  To the extent permitted or required by Law or administrative practice, (A) the taxable year of each FS Subsidiary which includes the Closing Date shall be treated as closing on (and including) the Closing Date and, notwithstanding the foregoing, (B) all transactions not in the ordinary course of business occurring after the Closing shall be reported on Tax Returns of Purchaser or its Affiliates to the extent permitted by applicable Law. For purposes of Section 4.6, where it is necessary to apportion between Parent and Purchaser the Tax liability for a Straddle Period (which is not treated under the immediately preceding sentence as closing on the Closing Date), (x) such liability shall be apportioned between the period deemed to end at the close of the Closing Date, and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books and (y) any Taxes imposed on a periodic basis (e.g., property Taxes) shall be apportioned on a pro rata per diem basis.

(ii)   In determining Parent's liability for Taxes pursuant to this Agreement, Parent shall be credited with the amount of estimated Taxes paid by or on behalf of any of the FS Subsidiaries prior to the Closing. To the extent that Parent's liability for Taxes for a taxable year or period is less than the amount of estimated Taxes previously paid by or on behalf of any of the FS Subsidiaries with respect to all or a portion of such taxable year or period, Purchaser shall pay Parent the difference within ten (10) days of filing the Tax Return relating to such Taxes.

(iii)  If, after the Closing, Parent or any Non-FS Subsidiary is required to pay any estimated Taxes on behalf of any FS Subsidiary, including for example the installments of French Tax to be paid by Textron France Holding S.A.R.L. on behalf of the French FS Subsidiaries in September and December 2006, then, upon the written request of Parent setting forth in reasonable detail the computation of the amount owed, Purchaser or the applicable FS Subsidiary shall pay in immediately available funds to Parent or the applicable Non-FS Subsidiary no later than two (2) days prior to the due date for the payment of such estimated Taxes an amount equal to such estimated Taxes; provided, however, that to the extent that any such estimated Tax payment relates to a taxable period that begins on or before the Closing Date and ends after the Closing Date, (A) the payment obligation of Purchaser or the applicable FS Subsidiary pursuant to this Section 4.6(c)(iii) shall be reduced by the amount of such estimated Tax payment allocable to the portion of such period through and including the Closing Date, and (B) the amount of such reduction pursuant to clause (A) shall be added to the amount credited to Parent pursuant to Section 4.6(c)(ii).

(d)  Refunds.
(i)  Any Tax refund (including any interest in respect thereof) received by Purchaser or any of the FS Subsidiaries, and any amounts credited against or otherwise reducing Tax (except to the extent that an accrual or reserve for such items are set forth on the Closing Statement of Net Assets) to which Purchaser or any of the FS Subsidiaries becomes entitled (including by way of any amended Tax Returns or any carry-back filing), that relate to any taxable period, or portion thereof, ending on or before the Closing Date (a "Pre-Closing Tax Period") shall be for the account of Parent, and Purchaser shall pay over to Parent any such refund or the amount of any such credit or reduction within ten (10) days after receipt of such refund, credit or reduction or entitlement thereto. Purchaser shall pay Parent interest at the rate prescribed under Section 6621(a)(1) of the Code, compounded daily, on any amount not paid when due under this Section 4.6(d). For purposes of this Section 4.6(d), where it is necessary to apportion any such refund, credit or reduction between Purchaser and Parent for a Straddle Period, such refund, credit or reduction shall be apportioned in the same manner that Tax liabilities are apportioned pursuant to Section 4.6(c).

(ii)  Purchaser shall cooperate, and cause each of the FS Subsidiaries to cooperate, in obtaining any Tax refund related to a Pre-Closing Tax Period that Parent reasonably believes should be available, including through filing appropriate forms with the applicable Tax Authority.

(e)  Certain Post-Closing Settlement Payments.
(i)  If the examination of any United States or non-United States federal, national, state, local or other Tax Return of Parent or any of its Affiliates for any taxable period ending on or before the Closing Date shall result (by settlement or otherwise) in any adjustment which permits Purchaser or any of the FS Subsidiaries to increase deductions, losses or tax credits or decrease the income, gains or recapture of tax credits which would otherwise (but for such adjustments) have been reported or taken into account (including by way of any increase in basis) by Purchaser or any of the FS Subsidiaries for one or more periods ending after the Closing Date, Parent shall notify Purchaser and provide it with adequate information so that Purchaser can reflect on its or the applicable FS Subsidiary's Tax Returns such increases in deductions, losses or tax credits or decreases in income, gains or recapture of tax credits. Purchaser shall pay to Parent, within thirty (30) days of the receipt of such information, the amount of any resulting Tax Benefits.

(ii)  If the examination of any United States or non-United States federal, national, state, local or other Tax Return of Purchaser or any of the FS Subsidiaries for any taxable period ending after the Closing Date shall result (by settlement or otherwise) in any adjustment which permits Parent to increase deductions, losses or tax credits or decrease the income, gains or recapture of tax credits which would otherwise (but for such adjustments) have been reported or taken into account (including by way of any increase in basis) by Parent for one or more periods ending on or before the Closing Date, Purchaser shall notify Parent and provide it with adequate information so that Parent can reflect on its Tax Returns such increases in deductions, losses or tax credits or decreases in income, gains or recapture of tax credits. Parent shall pay to Purchaser, within thirty (30) days of the receipt of such information, the amount of any resulting Tax Benefits.

(f)  Post-Closing Actions which Affect Parent's Liability for Taxes.
(i)  Neither Purchaser nor any Affiliate of Purchaser shall (or shall cause or permit any of the FS Subsidiaries to) take any action which could (A) increase Parent's or any Non-FS Subsidiaries (or any of their Affiliates) liability for Taxes (including any liability of Parent to indemnify Purchaser for Taxes pursuant to this Agreement) or (B) result in, or change the character of, any income or gain (including any subpart F income) that Parent or any Non-FS Subsidiary (or any of their Affiliates) must report on any Tax Return (unless failure to do so would result in taking a position that more likely than not would not be sustained by a relevant Tax Authority in the opinion of nationally recognized tax counsel mutually agreed upon by Parent and Purchaser, provided, however, that if Parent and Purchaser fail to agree on a nationally recognized tax counsel, Parent and Purchaser shall each select one nationally recognized tax counsel and such two nationally recognized tax counsel shall mutually agree on a third nationally recognized tax counsel that shall resolve the matter).

(ii)  Neither Purchaser nor any Affiliate of Purchaser shall (or shall cause or permit any of the FS Subsidiaries to) amend, refile or otherwise modify any Tax Return relating in whole or in part to any of the FS Subsidiaries with respect to any taxable year or period ending on or before the Closing Date (or with respect to any Straddle Period) without the prior written consent of Parent, which consent may be withheld in the sole discretion of Parent (unless failure to do so would result in taking a position that more likely than not would not be sustained by a relevant Tax Authority in the opinion of nationally recognized tax counsel mutually agreed upon by Parent and Purchaser, provided, however, that if Parent and Purchaser fail to agree on a nationally recognized tax counsel, Parent and Purchaser shall each select one nationally recognized tax counsel and such two nationally recognized tax counsel shall mutually agree on a third nationally recognized tax counsel that shall resolve the matter).

(iii)  Neither Purchaser nor any Affiliate of Purchaser shall (or shall cause or permit any of the FS Subsidiaries to) carry-back for United States or non-United States federal, national, state or local Tax purposes to any taxable period, or portion thereof, of any of the FS Subsidiaries or Parent or any Affiliate of Parent ending before, or which includes, the Closing Date, any operating losses, net operating losses, capital losses, tax credits or similar items arising in, resulting from, or generated in connection with a taxable year of Purchaser or any Affiliate of Purchaser, or portion thereof, ending on or after the Closing Date (unless failure to do so would result in taking a position that more likely than not would not be sustained by a relevant Tax Authority in the opinion of nationally recognized tax counsel mutually agreed upon by Parent and Purchaser, provided, however, that if Parent and Purchaser fail to agree on a nationally recognized tax counsel, Parent and Purchaser shall each select one nationally recognized tax counsel and such two nationally recognized tax counsel shall mutually agree on a third nationally recognized tax counsel that shall resolve the matter).

(g)  Assistance and Cooperation. After the Closing Date, each of Parent and Purchaser shall (and shall cause their respective Affiliates to) (i) assist the other party in preparing and filing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 4.6(b) (such cooperation shall include, for example, signing any such Tax Returns), and (ii) cooperate fully in preparing for any audits of, or disputes with any Tax Authority regarding, any Tax Returns of any of the FS Subsidiaries or Affiliates of

Parent or with respect to any assets of the FS Business. In connection therewith, Purchaser shall not dispose of any Tax work papers, books or records relating to any of the FS Subsidiaries or with respect to any assets of the FS Business during the seven-year period following the Closing Date, and thereafter shall give Parent reasonable written notice before disposing of such items.

(h)  Indemnification by Parent. Notwithstanding any other provision of this Agreement, Parent shall indemnify Purchaser from and against and in respect of any and all Losses incurred by Purchaser, which may be imposed on, sustained, incurred or suffered by or assessed against Purchaser, directly or indirectly, to the extent relating to or arising out of:

(i)  any liability for Taxes imposed on any of the FS Subsidiaries as members of the "affiliated group" (within the meaning of Section 1504(a) of the Code) of which Parent is the common parent that arises under Section 1.1502-6(a) of the Treasury Department regulations or comparable provisions of non-United States, state or local Law;

(ii)  any liability for Taxes imposed on any of the FS Subsidiaries for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period deemed to end on and include the Closing Date, but only to the extent such Taxes exceed the accrual or reserve for Taxes set forth on the Closing Statement of Net Assets; and

(iii)  any liability, or increase in a liability, for Taxes imposed on Purchaser or any of its Affiliates as a result of any failure by Parent to perform or comply with its obligations under this Section 4.6.

(i)  Indemnification by Purchaser. Notwithstanding any other provision of this Agreement, Purchaser shall indemnify Parent from and against and in respect of any and all Losses incurred by Parent, which may be imposed on, sustained, incurred or suffered by or assessed against Parent, directly or indirectly, to the extent relating to or arising out of:

(i)  any liability for Taxes imposed on any of the FS Subsidiaries for any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning the day after the Closing Date;

(ii)  any liability for Taxes imposed on any of the FS Subsidiaries for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period deemed to end on and include the Closing Date, but only to the extent of the accrual or reserve for Taxes set forth on the Closing Statement of Net Assets; and

(iii)  any liability, or increase in a liability, for Taxes imposed on Parent or any of its Affiliates as a result of any failure by Purchaser to perform or comply with its obligations under this Section 4.6.

(j)  Contests.

(i)  Notice. After the Closing Date, Purchaser and Parent each shall notify the other party in writing within ten (10) days of the commencement of any Tax audit or administrative or judicial proceeding affecting the Taxes of any of the FS Subsidiaries, which, if determined adversely to the taxpayer ("Tax Indemnitee") or after the lapse of time would be grounds for indemnification under this Section 4.6 by the other party ("Tax Indemnitor"). Such notice shall contain factual information describing any asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Tax Authority in respect of any such asserted Tax liability. If either Purchaser or Parent fails to give the other party prompt notice of an asserted Tax liability as required under this Agreement, then (A) if the Tax Indemnitor is precluded by the failure to give prompt notice from contesting the asserted Tax liability in any administrative or judicial forum, then such party shall not have any obligation to indemnify the other party for any Losses arising out of such asserted Tax liability, and (B) if the Tax Indemnitor is not so precluded from contesting, if such failure to give prompt notice results in a detriment to the Tax Indemnitor, then any amount which the Tax Indemnitor is otherwise required to pay pursuant to this Section 4.6 with respect to such liability shall be reduced by the amount of such detriment.

(ii)  Control of Contests Involving Pre-Closing Periods or Straddle Periods. In the case of an audit or administrative or judicial proceeding involving any asserted liability for Taxes relating to any taxable years or periods ending on or before the Closing Date or any Straddle Period of any of the FS Subsidiaries, Parent shall have the right, at its expense, to control the conduct of such audit or proceeding; provided, however, that if such audit or proceeding would be reasonably expected to result in a material increase in Tax liability of any FS Subsidiaries for which Purchaser would be liable under this Section 4.6, Purchaser may participate in the conduct of such audit or proceeding at its own expense and Parent shall not settle any such audit or proceeding without the written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii)  Control of Contests Involving Post-Closing Periods. In the case of an audit or administrative or judicial proceeding involving any asserted liability for Taxes relating to any taxable years or periods beginning after the Closing Date of any of the FS Subsidiaries, Purchaser shall have the right, at its expense, to control the conduct of such audit or proceeding; provided, however, that if such audit or proceeding would be reasonably expected to result in a material increase in Tax liability of any FS Subsidiaries for which Parent would be liable under this Section 4.6, Parent may participate in the conduct of such audit or proceeding at its own expense and Purchaser shall not settle any such audit or proceeding without the written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

(k)  Section 338 Elections.

(i)  No Section 338(g) Elections. Within one hundred fifty (150) days after the Closing Date, Purchaser may deliver to Parent a written request describing the information necessary to enable Purchaser to determine the Tax consequences to the parties of making any election under Section 338(g) of the Code with respect to the purchase of the stock of any FS Subsidiary; provided, however, that Purchaser shall not request any information for which the underlying data for determining such information is already in the possession of Purchaser or any of the FS Subsidiaries. Within one hundred eighty (180) days after the Closing Date, Parent shall deliver to Purchaser the information reasonably requested by Purchaser pursuant to the preceding sentence; provided, however, that in no event shall Parent be required to compile or deliver any information which could result in a material inconvenience, cost or other detriment to Parent. Purchaser shall not make any election under Section 338(g) of the Code (or any analogous provision of state, local, or non-United States tax law) with respect to the purchase of the stock of any FS Subsidiary without the prior written consent of Parent, which consent may be withheld in the sole discretion of Parent. If Parent does so consent, Purchaser shall be liable for, and shall pay, any Tax attributable to, or resulting from, the making of such election and will indemnify Parent from and against any Tax liability or other adverse consequences attributable to, or resulting directly or indirectly from, the making of such election. Any indemnification obligation of Purchaser pursuant to this Section 4.6(k) shall be increased by the relevant After Tax Amount. For purposes of this Section 4.6(k)(i), "After Tax Amount" means any additional amount necessary to reflect the Tax consequences of the receipt or accrual of such reimbursement payment (including the payment of an additional amount or amounts hereunder) determined by using the actual marginal federal, state, non-United States or local Tax rates for the relevant taxable period.

(ii)  Certain Section 338(h)(10) Elections. The parties shall jointly make and file an election under Section 338(h)(10) of the Code (and any comparable provisions of state or local tax law) with respect to the purchase of the shares of capital stock of Burkland, Wolverine and Flexalloy and, at Closing, the parties shall execute a Form 8023 (or successor form), with all attachments, with respect to each such purchase. The parties shall cooperate with each other to take all actions necessary and appropriate (including filing such additional forms, returns, elections, schedules and other documents as may be required) to effect and preserve each timely election in accordance with the provisions of Section 1.338(h)(10)-1 of the Treasury Department regulations (or any comparable provisions of state or local tax law) or any successor provisions. In connection with each such election, Parent shall prepare a draft Form 8883 (or successor form), which, if applicable, shall be prepared in a manner reasonably consistent with the allocation among the assets of Burkland, Wolverine and Flexalloy set forth in the Closing Allocation Schedule, and provide such draft Form 8883 to Purchaser no later than ninety (90) days prior to the due date of such Form 8883. If, within thirty (30) days after the receipt of the draft Form 8883, Purchaser notifies Parent in writing that Purchaser disagrees with the draft Form 8883, then the parties shall attempt in good faith to resolve their disagreement within the twenty (20) days following Purchaser's notification to Parent of such disagreement; provided, however, that Purchaser shall not dispute the draft Form 8883 if, and to the extent that, such draft Form 8883 is reasonably consistent with the allocation among the assets of Burkland, Wolverine and Flexalloy set forth in the Closing Allocation Schedule. If Purchaser does not so notify Parent within thirty (30) days of receipt of the draft Form 8883, or upon resolution of the disputed items by the parties, the draft Form 8883 shall become the "Final Form 8883." If the parties are unable to resolve their disagreement within the twenty (20) days following any such notification by Purchaser, then each of the parties shall be free to prepare and file its own Form 8883, which, if applicable, shall be prepared in a manner reasonably consistent, as determined by such party, with the allocation principles used in determining the allocation among the assets of Burkland, Wolverine and Flexalloy set forth in the Closing Allocation Schedule. If the parties agree with respect to the Final Form 8883, the parties shall (i) be bound by each such Final Form 8883 for purposes of determining any Taxes, (ii) prepare and file their Tax Returns on a basis consistent with each such Final Form 8883, and (iii) take no position inconsistent with each such Final Form 8883 on any applicable Tax Return or in any proceeding before any Tax Authority. In the event that any such Form 8023 or Final Form 8883 is disputed by any Tax Authority, the party receiving notice of such dispute shall promptly notify the other party hereto of the dispute. For the avoidance of doubt, the parties shall not make an election under Section 338 of the Code (and any comparable provisions of state, local or non-United States tax law) with respect to the purchase of the shares of capital stock of any FS Subsidiary other than Burkland, Wolverine and Flexalloy.

(l)  Tax Sharing Agreements. All Tax allocation, Tax sharing, Tax indemnity or similar agreements between Parent or any Non-FS Subsidiaries, on the one hand, and any of the FS Subsidiaries, on the other hand, shall be terminated with respect to the FS Subsidiaries prior to the Closing Date, and, after the Closing Date, neither Parent nor any Non-FS Subsidiaries, on the one hand, nor any of the FS Subsidiaries, on the other hand, shall be bound thereby or have any further liability or obligation thereunder to the other party with respect to periods prior to the Closing Date.

(m)  Dispute Resolution. In the event that Parent and Purchaser disagree as to the amount or calculation of any payment to be made under this Agreement relating to Taxes or the interpretation or application of any provision under this Agreement relating to Taxes (a "Tax Payment or Interpretation"), other than with respect to an allocation pursuant to Section 1.6 or Section 4.6(k)(ii), the party challenging such Tax Payment or Interpretation shall notify the other party in writing (the "Tax Dispute Notice") of each disputed item within sixty (60) days of the written request of such other party for such Tax Payment or Interpretation; provided, however, that the disputing party shall specify in the Tax Dispute Notice, in reasonable detail, the basis for such dispute. If the party receiving a written request for a Tax Payment or Interpretation does not deliver a Tax Dispute Notice within sixty (60) days of receiving the request, the request for the Tax Payment or Interpretation shall be final, conclusive and binding on the parties. In the event a party delivers a Tax Dispute Notice within the required time, the parties shall attempt in good faith to resolve such dispute, and any resolution by them as to any disputed Tax Payment or Interpretation shall be final, binding and conclusive. If Purchaser and Parent are unable to reach a resolution with such effect within ninety (90) days following delivery of the Tax Dispute Notice, Parent and Purchaser shall jointly retain a senior tax partner of D&T or such other accounting firm as Parent and Purchaser shall agree (the "Tax Arbitrator") who shall arbitrate such disputes. The Tax Arbitrator shall act as an arbitrator to resolve all points of disagreement. Within sixty (60) days after his or her appointment, the Tax Arbitrator shall make a final written determination upon the disputed items and such determination shall be final, binding and conclusive on the parties hereto, and may be entered and enforced in any court having jurisdiction. Parent and Purchaser shall each take or cause to be taken any action necessary to implement the decision of the Tax Arbitrator. All fees and expenses of the Tax Arbitrator relating to Tax disputes shall be allocated between the parties such that the amount paid by the disputing party bears the same proportion that the aggregate dollar amount unsuccessfully disputed by such party bears to the total dollar amount of the disputed Tax items that were submitted for resolution to the Tax Arbitrator, and the other party shall pay the balance. The arbitration shall be held in accordance with the Arbitration Rules, except as modified herein. If Parent and Purchaser fail to agree on a Tax Arbitrator within fifteen (15) days of receipt by either party of a demand for arbitration under this Section 4.6(m), on the request of any party, such arbitration shall be submitted to the AAA, which shall appoint a Tax Arbitrator in accordance with the following: (i) if D&T is not the auditor of Parent, Purchaser or any FS Subsidiary, the AAA shall select a senior partner of D&T resident in the New York or Chicago offices of D&T as the Tax Arbitrator; and (ii) if D&T is the auditor of Parent, Purchaser or any FS Subsidiary the AAA shall select the Tax Arbitrator using the listing, striking and ranking method in the Arbitration Rules; provided, however, that the AAA may only select the Tax Arbitrator from its New York City and Chicago rosters. Any time period contained herein or in the Arbitration Rules may be extended by mutual agreement of the parties or by the Tax Arbitrator for good cause shown. The arbitration shall be held, and the award shall be issued in New York City, New York.

(n)  Stock Options. Neither Purchaser nor any Affiliate of Purchaser (including any FS Subsidiary) shall claim any Tax deduction arising by reason of any exercise of an employee stock option to acquire Parent stock held by employees of any FS Subsidiary. If, however, all or any part of a Tax deduction claimed by Parent with respect to the exercise of an option to acquire Parent stock held by employees of any FS Subsidiary is disallowed to Parent, then, to the extent permitted by law, Purchaser or a FS Subsidiary (or their appropriate Affiliate) shall claim such Tax deduction. If Purchaser or a FS Subsidiary (or any of their Affiliates) receives any Tax Benefit in any taxable period as a result of any Tax deduction claimed by Purchaser or a FS Subsidiary (or any of their Affiliates) pursuant to this Section 4.6(n), Purchaser shall promptly pay to Parent the amount of such Tax Benefit.

4.7  Employee and Benefits Matters.
(a)  Employment Status. Purchaser or one of its Subsidiaries shall continue to employ immediately following the Closing all of the Employees (each such Employee being hereafter referred to as a "Transferred Employee"). Section 4.7(a) of the Disclosure Schedule sets forth the names of the individuals whom Parent anticipates will be

Transferred Employees; Parent shall update such list periodically between the date hereof and the Closing Date. Parent shall ensure that each Transferred Employee will be an employee whose primary employment duty will be the performance of services for the FS Business and whose entire salary will have been directly charged to the FS Business immediately prior to the Closing. The provisions of this Section 4.7(a) shall not be construed to limit the ability of Purchaser to terminate any Transferred Employee at any time following the Closing for any reason, subject to compliance with applicable Laws and Contracts.

(b)  Benefits and Compensation.

(i)  Except as set forth on Section 4.7(b)(i) of the Disclosure Schedule, and without limiting Purchaser's obligations under Sections 4.7(d) and (e), Purchaser shall establish, effective as of the Closing Date, employee compensation and benefit plans, programs, policies and arrangements (including fringe benefits and severance pay) that will provide benefits and compensation to the Transferred Employees (and, if applicable, their eligible beneficiaries) for a period of at least one year after the Closing Date (or such longer period as may be required by applicable Law) that are comparable in the aggregate (based on the FS Plans set forth on Section 2.10(a) of the Disclosure Schedule) to those provided by Parent and its Subsidiaries to the Transferred Employees (and, if applicable, their eligible beneficiaries) immediately prior to the Closing Date; provided, however, that Purchaser shall provide or shall cause the FS Subsidiaries to provide any specific benefits required by the collective bargaining agreements or other labor agreements described in Section 4.7(d). Notwithstanding the above, in the event that any NQDC Plan is deemed to be not in compliance with 409A and associated Treasury Department guidance at any time following the Closing Date, any compensation or benefits provided pursuant to such NQDC Plan shall be excluded for the purpose of determining the benefits and compensation required to be provided in accordance with this Section 4.7(b).

(ii)  Purchaser shall assume responsibility for providing all Former Employees (including all Former Employees or Employees who are on long-term disability as of the Closing Date) (and, if applicable, their eligible beneficiaries) with all benefits as set forth in this Section 4.7.

(iii)  Following the Closing Date, with respect to each employee benefit plan in which any Transferred Employee participates, for purposes of determining eligibility to participate, vesting and entitlement to benefits, including severance benefits and vacation entitlement (but not accrual of pension benefits), service with Parent or any Affiliate of Parent (or predecessor employers to the extent Parent or any Affiliate of Parent provided past service credit) shall be treated as service with Purchaser or the applicable Affiliate of Purchaser; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service shall also apply for purposes of satisfying any waiting periods, evidence of insurability requirements or the application of any pre-existing condition limitations. Each such plan shall waive pre-existing condition limitations to the same extent waived under the corresponding FS Plan. Transferred Employees shall be given credit under the applicable plan of Purchaser or any Affiliate thereof for amounts paid under a corresponding FS Plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the successor or replacement plan.

(c)  Pension Plans.
(i)  As of the Closing Date, Purchaser shall assume the stand-alone pension plans for United States Employees listed in Section 4.7(c)(i) of the Disclosure Schedule (collectively, the "Stand-Alone Pension Plans") and shall assume all liabilities, and shall receive all assets held in trust with respect to each such plan as of the Closing Date.

(ii)  Purchaser shall establish, or shall amend one of its existing pension plans, as of the Closing Date, or as soon as practicable after the Closing Date, to include, a tax-qualified defined benefit plan ("Purchaser's Salaried Pension Plan") for salaried Employees and Former Employees participating in the Textron Master Retirement Plan Addendum A ("Parent's Salaried Pension Benefit Plan"). Subject to the transfer of assets described in Section 4.7(c)(vii), Purchaser's Salaried Pension Plan shall assume the liabilities as of the Closing Date for the benefits of all Employees and Former Employees (and their eligible beneficiaries) participating in the Parent's Salaried Pension Benefit Plan.

(iii)  Purchaser shall establish, or shall amend one of its existing pension plans as of the Closing Date, or as soon as practicable after the Closing Date, to include a tax-qualified defined benefit plan ("Purchaser's Hourly Pension Plan") for hourly Employees and Former Employees participating in the Textron Master Retirement Plan Addenda B, C, N or Y ("Parent's Hourly Master Pension Benefit Plan"). Subject to the transfer of assets described in Section 4.7(c)(iv), Purchaser's Hourly Pension Plan shall assume the liabilities as of the Closing Date for the benefits of all Employees and Former Employees (and their eligible beneficiaries) participating in the Parent's Hourly Master Pension Benefit Plan.

(iv)  On a day which is within twenty (20) days after the date upon which Purchaser delivers to Parent notice that Purchaser's actuaries, pursuant to Section 4.7(c)(vi) of this Agreement, have reviewed the calculations of Parent's actuaries and are satisfied that such calculations are in accordance with this Agreement, Parent shall cause the trustee under the Parent's Salaried Pension Benefit Plan and Parent's Hourly Master Pension Benefit Plan trust ("Parent's Trustee") to transfer to the trustee of Purchaser's Salaried Pension Plan and Purchaser's Hourly Pension Plan ("Purchaser's Trustee") cash assets in an amount equal to the amount computed pursuant to the following paragraph, but not less than the amount necessary to satisfy the applicable requirements of Section 414(1)

and 401(a)(12) of the Code (less any amounts previously transferred under Section 4.7(c)(vii)). Such amount will be calculated using the actuarial assumptions and methodologies set forth in Section 4.7(c)(iv) of the Disclosure Schedule.

(v)  The assets to be transferred from Parent's Trustee to Purchaser's Trustee shall be cash only and shall equal the present value as of the Closing Date of the accumulated benefit obligation as of the Closing Date of the Employees and Former Employees under Parent's Salaried Pension Benefit Plan and Parent's Hourly Master Pension Benefit Plan. The calculation of the present value of the accumulated benefit obligation will be calculated using the schedule of participants in such plans set forth in Section 4.7(c)(v) of the Disclosure Schedule (as updated by Parent through the Closing Date) and by applying (1) a discount rate determined by (x) taking the discount rate utilized in Parent's December 31, 2005 audited disclosure prepared in accordance with Statement of Financial Accounting Standards Number 87 published by the Financial Accounting Standards Board ("Parent's FAS 87 Audit Disclosure") and (y) adjusting up or down to reflect the difference in the Citigroup Pension Liability Index from December 31, 2005 to the end of the month coincident with or immediately preceding the Closing Date and (2) other actuarial assumptions, methods and methodologies utilized in Parent's FAS 87 Audit Disclosure.

(vi)  The amount transferred pursuant to Section 4.7(c)(iv) shall be adjusted for investment earnings or losses of the trust in which Textron Master Retirement Plan assets are held for the period between the Closing Date and the actual date of transfer and reduced by the amount of any benefit payments from such plan to Employees and Former Employees (and their eligible beneficiaries) during such period and a proportionate share of administrative expenses for such period if such administrative expenses are properly chargeable (and are actually charged) to the Parent's Salaried Pension Benefit Plan or Parent's Hourly Master Pension Benefit Plan trust. Parent shall estimate such earnings as of the actual date of transfer and then within ninety (90) days of the actual date of transfer, Parent shall cause Parent's trust to remit to Purchaser's trust or Purchaser shall cause Purchaser's trust to remit to Parent's trust, as appropriate, an amount equal to the difference between the actual rate of earnings for such period and the estimated amount transferred as of the actual date of transfer (such difference to be adjusted for investment earnings at the State Street Bank short-term rate for the period between the actual date of transfer and the date such difference is paid to Parent or Purchaser). Notwithstanding anything in this Section 4.7(c) to the contrary, following the Closing Date and until the date of the respective transfers of assets to trusts under Purchaser's pension plans, Parent shall cause the trusts under the pension plans of Parent or an Affiliate covered by this Section 4.7(c) to continue to provide benefits to plan participants in accordance with the terms of the applicable pension plan to the extent that such benefits have accrued on or before the Closing Date. To the extent that benefits have accrued after the Closing Date, following the transfer of assets pursuant to Section 4.7(c)(iv),

Purchaser shall pay such benefits to plan participants (retroactively, if applicable) in accordance with the terms of the applicable pension plan.

(vii)  The assets caused to be transferred pursuant to Section 4.7(c) shall be calculated by Parent's actuary, and shall be subject to review by Purchaser's actuary for the purpose of confirming that the calculation was made in accordance with (1) the actuarial assumptions and methods set forth in this Section 4.7(c) and in Section 4.7(c) of the Disclosure Schedule and (2) generally accepted actuarial practice. As soon as practicable after the Closing Date, and in any event within sixty (60) days after the Closing Date (but subject to the delivery by Purchaser to Parent of an opinion, reasonably satisfactory to Parent's counsel, of Purchaser's counsel to the effect that the terms of Purchaser's Salaried Pension Plan and Purchaser's Hourly Pension Plan and their related trusts qualify, as to form, under Section 401(a) and Section 501(a) of the Code), Parent shall provide Purchaser with a detailed summary of the calculations described in this Section 4.7(c) and any back-up data reasonably requested by Purchaser, and transfer to Purchaser's designated trustee the amount of assets determined to be transferred by Parent's actuary (reduced by a good faith estimate of the amount of benefits paid under such plans to Employees and Former Employees (and their eligible beneficiaries) from the Closing Date through the date of such transfer). If Purchaser or Purchasers' actuary does not notify Parent to the contrary within sixty (60) days after the delivery to Purchaser of such detailed summary and data, the calculations of Parent's actuary pursuant to this Section 4.7(c) shall be deemed to be final, conclusive and binding on the parties. If, however, Purchaser notifies Parent in writing within such period that it and its actuaries believe that the calculations were not prepared in accordance with the requirements of this Section 4.7(c) and such notice specifies (x) the precise items of the calculations challenged, (y) the basis of the challenge and (z) the amount of the adjustment they propose with respect to each such item, the parties will then attempt to resolve their differences with respect thereto. Purchaser shall only be entitled to dispute any individual item that involves a proposed adjustment of more than twenty-five thousand dollars ($25,000) and only to the extent that all disputed items exceeding twenty-five thousand dollars ($25,000) exceed, in the aggregate, five hundred thousand dollars ($500,000). If the parties are unable to resolve their dispute within ninety (90) days after the date Purchaser notifies Parent of the disputed items, the disputed items shall be submitted for resolution to a senior partner or senior executive of an Independent Actuary Firm (the "Actuary Arbitrator") who shall arbitrate any such dispute. The term "Independent Actuary Firm" shall mean an internationally recognized benefits consulting firm which shall have no direct interest in either of Parent or Purchaser or the outcome of the dispute and shall not have been retained by Parent or Purchaser for a period of at least five (5) years, or such other benefits consulting firm mutually acceptable to Purchaser and Parent. The Actuary Arbitrator shall be asked to resolve such disputes and report his or her final determination thereupon in writing to Parent and Purchaser within sixty (60) days after such referral. The written determination of the Actuary Arbitrator shall be final, conclusive and binding on the parties hereto, and may be entered and enforced in any court having jurisdiction. The fees and expenses of the Actuary Arbitrator in resolving the dispute shall be allocated between Purchaser and Parent such that the amount paid by Purchaser bears the same proportion that the aggregate dollar amount unsuccessfully disputed by Purchaser bears to the total dollar amount of the disputed items that were submitted for resolution to the Actuary Arbitrator, and Parent shall pay the balance. The arbitration shall be held in accordance with the Arbitration Rules, except as modified herein. If Parent and Purchaser fail to agree on an Actuary Arbitrator within fifteen (15) days of receipt by either party of a demand for arbitration under this Section 4.7(c)(vii), on the request of any party, such arbitration shall be submitted to the AAA, which shall appoint an Actuary Arbitrator using the listing, striking and ranking method in the Arbitration Rules; provided, however, that the AAA may only select the Actuary Arbitrator from its New York and Chicago rosters. Any time period contained herein or in the Arbitration Rules may be extended by mutual agreement of the parties or by the Actuary Arbitrator for good cause shown. The arbitration shall be held, and the award shall be issued in New York City, New York.

(viii)  Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall not terminate any Stand-Alone Pension Plan assumed pursuant to Section 4.7(c)(i) or any pension plan into which Parent has caused assets to be transferred pursuant to this Section 4.7(c) for a period of at least twelve (12) months after the Closing Date.

(ix)  Following the transfer described in clause (vi) above, Parent's Salaried Pension Benefit Plan and Parent's Hourly Master Pension Benefit Plan shall not have any liability with respect to benefits of Employees or Former Employees who previously participated in such Plans and Purchaser shall indemnify and hold such plans (and their related trusts), Parent and its Affiliates harmless from and against all Losses attributable to participation in such plans by Employees and Former Employees prior to the actual transfer date described in clause (vi) above, provided that the provisions of this clause (ix) shall not be construed as limiting Purchaser's rights with respect to Parent's representations in Section 2.10 hereof.

(x)  Parent shall cause each Transferred Employee participating in the Textron Savings Plan, the Textron Canada Savings Plan, the Textron Limited Pension Scheme (Final Salary and Money Purchase Sections) or the Textron Pension Plan for Canadian Employees to be fully vested, immediately prior to the Closing, in such Transferred Employee's account in such plan. Transferred Employees shall cease to be active participants in each such plan immediately upon Closing. Unless required under applicable Law, Parent shall not amend the vesting schedule of any FS Plan that is a pension plan and which following the Closing will be sponsored by a FS Subsidiary.

(xi)  For the purpose of this Section 4.7(c), Former Employees shall also include any person who was terminated on or before the Closing Date (whether by retirement or otherwise) if such person's primary employment duty was the performance of services for, and entire salary was directly charged to, any of the businesses described in clause (b) of the definition of Excluded FS Businesses immediately before such termination.

(d)  Collective Bargaining Agreements. From and after the Closing, Purchaser shall, and shall cause the FS Subsidiaries to, honor and perform all obligations required by the collective bargaining agreements or other labor agreements listed in Section 4.7(d) of the Disclosure Schedule, including, without limitation, continuing and maintaining the Purchaser's Salaried Pension Plan, the Purchaser's Hourly Pension Plan, the Stand Alone Plans and the Foreign FS Plans, as applicable, in accordance with the requirements of such collective bargaining or other labor agreements.

(e)  Severance and Other Liability. From and after the Closing, except to the extent any such Losses are covered under Parent's or its Subsidiaries' third party insurance plans, Purchaser shall assume discharge, pay and be solely liable for and shall indemnify and hold Parent and its Non-FS Subsidiaries harmless from and against all Losses for (i) any earned, accrued and unused vacation, holiday pay or other fringe benefits relating to Transferred Employees or Former Employees, (ii) any health, accidental death and dismemberment, short term disability or life insurance coverage and any medical and dental benefits (including retiree medical and life insurance coverage) to Transferred Employees or Former Employees and their dependents, (iii) any severance pay, wages or like compensation relating to Transferred Employees or Former Employees, including any severance benefits payable under the agreements with Employees listed on Section 4.7(e)(iii) of the Disclosure Schedule, but not including any Restructuring Amounts and (iv) except to the extent otherwise expressly provided herein, any other Claim or liability arising out of the employment of the Transferred Employees or Former Employees, in each case whether such Losses relate to or arise out of events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, on or after the Closing Date, but excluding (x) any completion bonus, stay bonus, retention award or Chairman's discretionary bonus set forth in the Sections of the agreements listed on Section 4.7(e)(x) of the Disclosure Schedule (which agreements will otherwise be assumed by Purchaser), (y) any liabilities related to the Definity Personal Care Accounts (other than as set forth in the Transition Agreement) or any United States and Canadian non-qualified deferred compensation or related assets (other than the Elco Supplemental Executive Retirement Plan liabilities), each of which shall be the responsibility of Parent and (z) any liabilities arising under FS Plans not sponsored by a FS Subsidiary as of the Closing and not otherwise assumed by Purchaser pursuant to Section 4.7 (other than as set forth in the Transition Agreement). For the purpose of (ii) above in this Section 4.7(e), with respect to the retiree benefits coverage only, Former Employees shall also include any person who was terminated on or before the Closing Date (whether by retirement or otherwise) if such person's primary employment duty was the performance of services for, and entire salary was directly charged to, any of the businesses described in clause (b) of the definition of Excluded FS Businesses immediately before such termination. Without limiting the generality of the foregoing, Purchaser shall assume and perform the obligations of Parent with respect to Transferred Employees under the Textron AIC Plan, in accordance with the terms of such plan as in effect on the date hereof.

(f)  Worker's Compensation Claims. From and after the Closing, Purchaser shall assume, discharge, pay and be solely liable for all Losses in respect of any suits, claims, proceedings and actions pending as of or commenced after the Closing Date resulting from actual or alleged harm or injury to any Transferred Employees and Former Employees regardless of when the incident or accident giving rise to such liability occurred or occurs; provided that with respect to Former Employees, Purchaser shall only assume such obligations with respect to claims that were opened prior to Closing. Purchaser shall make all necessary arrangements to assume all such worker's compensation claim files, whether open or closed, as of the Closing Date, and will make the necessary arrangements for assuming the continued management of such liabilities, including through entering into a Claims Management Agreement with Parent in the form attached hereto as Exhibit 3.

(g)  Foreign Plans.

(i)  Each FS Plan which covers Employees and Former Employees who are, or were, employed in a jurisdiction outside of the United States when they participated in such plan (each, a "Foreign FS Plan") shall be sponsored by a FS Subsidiary as of the Closing (and associated insurance and service provider agreements shall have been assumed by a FS Subsidiary), other than the Textron Canada Savings Plan, the Textron Pension Plan for Canadian Employees and the Textron Limited Pension Scheme, the sponsorship of which plans shall be retained by Parent.

(ii)  Textron Verbindungstechnik Beteiligungs-GmbH & Co. OHG, Textron Verbindungstechnik Beteiligungs-GmbH and Avdel Verbindungselemente GmbH are covered by a framework agreement between Textron Atlantic Holding GmbH, Deutsche Treuinvest Stiftung and Treuinvest Service GmbH for an insolvency protection of old-age part-time work accounts. In this connection, Textron Atlantic Holding GmbH has caused Deutsche Bank AG to grant a bank guarantee (the "DB Guarantee") for the benefit of, inter alia, Textron Verbindungstechnik Beteiligungs-GmbH & Co. OHG, Textron Verbindungstechnik Beteiligungs-GmbH and Avdel Verbindungselemente GmbH. Purchaser shall within six (6) months after the Closing and with effect therefrom have obtained such bank guarantee for the liabilities of each of Textron Verbindungstechnik Beteiligungs-GmbH & Co. OHG, Textron Verbindungstechnik Beteiligungs-GmbH and Avdel Verbindungselemente GmbH with respect to old-age part-time work and ensure that Textron Atlantic Holding GmbH and Deutsche Bank AG are released from any obligations in connection with liabilities of each of Textron Verbindungstechnik Beteiligungs-GmbH & Co. OHG, Textron Verbindungstechnik Beteiligungs-GmbH and Avdel Verbindungselemente GmbH with respect to old-age part-time work (the "German Part-Time Work Obligations"). Purchaser shall indemnify and hold harmless, in the meaning of § 328 (1) of the German Civil Code (BGB), Parent and Textron Atlantic Holding GmbH from any damages, including without limitation any expenses for the bank guarantee by Deutsche Bank referred to in this paragraph, incurred by any breach by Purchaser of its obligations under this Section 4.7(g)(ii). If Textron Atlantic Holding GmbH and Deutsche Bank AG shall not be released from the German Part-Time Obligations and the DB Guarantee on or before the six (6) month anniversary of the Closing Date, Purchaser shall pay to Parent a fee in respect of such Guarantee or Specified Lease in respect of the period from and after such six (6) month anniversary of the Closing Date in an amount equal to (1) the amount of the DB Guarantee, multiplied by (2) the Fee Payment Interest Rate.  The fee payments provided for in this Section 4.7(g)(ii) in respect shall continue until the earlier of (x) the release of the obligations of

Parent and its Non-FS Affiliates in respect of the DB Guarantee and (y) the time Purchaser shall have obtained and delivered to Parent a bank guarantee for the German Part-Time Work Obligations in compliance with this Section 4.7(g)(ii). Such fee shall be paid on the last day of each month by wire transfer of immediately available funds to one or more accounts designated by Parent in writing.

(iii)  Parent and Purchaser shall each use commercially reasonable efforts (which efforts shall not require any payments over and above those provided for in this Section 4.7(g)(iii) and shall seek to obtain the lowest funding commitment and support obligation that is reasonably necessary) to procure that, prior to Closing, a clearance statement (on terms satisfactory to the Purchaser and Parent, each acting reasonably) under Sections 42 and 46 of the Pensions Act 2004 is obtained from the Pensions Regulator confirming that no contribution notice or financial support direction will be issued to Parent or anyone who is associated or connected with Parent for the purposes of the Pensions Act 2004 in respect of the UK Pension Plan and that no contribution notice or financial support direction will be issued to Purchaser or anyone who is associated or connected with Purchaser for the purposes of the Pensions Act 2004 in respect of the UK Pension Plan, in each case in connection with the Transactions (including, for clarity, the debt financings contemplated by the Debt Commitment Letter) (the "Clearance Statement"). Without limiting the foregoing, from and after the date hereof, Parent and Purchaser shall each, as promptly as practicable, (A) use commercially reasonable efforts to seek the support of the trustees of the UK Pension Plan (the "UK Pension Plan Trustees") for the application(s) (which shall, if acceptable to the Pensions Regulator, be joint) of Parent and Purchaser to the Pensions Regulator for the Clearance Statement (which efforts shall not require any payments over and above those provided for in this Section 4.7(g)(iii) or (v)), (B) file or cause to be filed application(s) as described in clause (A) above of Parent and Purchaser to the Pensions Regulator for the Clearance Statement and seek the approval of the Pensions Regulator for such application, (C) use commercially reasonable efforts to provide all information requested by, and to respond to all inquiries received from, the UK Pension Plan Trustees or the Pensions Regulator in connection with the matters set forth in this Section 4.7(g)(iii). Without limiting the foregoing, to the extent that (i) the UK Pension Plan Trustees or (ii) the Pensions Regulator in exercise of its powers under the U.K. Pensions Act, 2004 with respect to the UK Pension Plan, requires a contribution or other payment to, or the taking of other action (including the provision of inter-group or bank guarantees of payments to be made pursuant to this Section 4.7(g)(iii), any restriction on return of capital and compliance with the schedule of contributions referred to in Section 4.7(g)(v), but not otherwise including the making or escrowing of cash contributions) to support, the UK Pension Plan, in each case as a condition to or in the Clearance Statement, at Closing Purchaser shall make or procure the payment of (or if Parent or its Affiliate has made or makes, Purchaser shall reimburse Parent or such Affiliate for) the full amount of such contribution or payment up to the amount set forth on Section 4.7(g)(iii) of the Disclosure Schedule and Purchaser shall take (and procure that the FS Subsidiaries take) such other action as described above to support the UK Pension Plan (or, if such contribution or payment is required to be made or action required to be taken after Closing, at the date it is so required to be made or taken). For clarity, (x) Purchaser shall be obligated under this Section 4.7(g)(iii) to agree with the UK Pension Plan Trustees and the Pensions Regulator in connection with the Clearance Statement to make contributions or payments to the UK Pension Plan at Closing (or after Closing, to the extent permitted by the Pensions Regulator while enabling the Clearance Statement to be obtained before Closing) in an amount up to the amount set forth on Section 4.7(g)(iii) of the Disclosure Schedule to the extent required by the UK

Pension Plan Trustees and/or the Pensions Regulator to obtain the Clearance Statement before Closing; and (y) Purchaser shall comply with, and shall procure that where necessary the FS Subsidiaries shall comply with, any actions or steps required by the Pensions Regulator and/or the UK Pension Plan Trustees in connection with obtaining the Clearance Statement (including the provision of inter-group or bank guarantees of payments to be made pursuant to this Section 4.7(g)(iii), any restriction on return of capital and compliance with the schedule of contributions referred to in Section 4.7(g)(v), but not otherwise including the making or escrowing of cash contributions).

(iv)  Following the Closing, Parent and its Non-FS Affiliates shall not have any liability with respect to the UK Pension Plan and Purchaser shall (and shall cause the FS Subsidiaries to) indemnify and hold Parent and its Non-FS Affiliates harmless from and against any and all Losses related to the UK Pension Plan and the participation therein by Employees or Former Employees whether prior to or after the Closing.

(v)  Purchaser hereby undertakes to Parent and agrees to undertake (and to cause Textron Fastening Systems Limited to undertake) to the UK Pension Plan that:

(1)  Purchaser will, and will cause Textron Fastening Systems Limited, not to close the UK Pension Plan to future service accrual before the fifth (5th) anniversary of the Closing;

(2)  Purchaser will, and will cause Textron Fastening Systems Limited to, continue service accruals on the same member contribution and defined benefit basis as applies at Closing for members of the UK Pension Plan for a period of five (5) years after Closing; and

(3)  Purchaser will, and will cause Textron Fastening Systems Limited to, procure that contributions in respect of future operations of the UK Pension Plan are paid to the UK Pension Plan in accordance with the plan's schedule of contributions, as in force at Closing or as amended from time to time after Closing.

(h)  COBRA Coverage. Purchaser shall, commencing on the Closing Date, provide group health plan continuation coverage pursuant to Section 4980B of the Internal Revenue Code of 1986, as amended and Sections 601 through 609 of ERISA (together with the regulations promulgated thereunder "COBRA", and such coverage "COBRA Coverage") to (i) each Transferred Employee (and such employee's eligible dependents) who becomes eligible for COBRA Coverage following the Closing and (ii) to each Former Employee (and such employee's eligible dependents) who is receiving or timely elects COBRA Coverage as of or following the Closing.

(i)  Flexible Spending Accounts. With respect to the year in which Parent's provision of transition services under the Transition Agreement with respect to flexible spending accounts for medical and dependent care expenses ends (the last date of such transition service being referred to herein as the "FSA Transition Date"), Purchaser or an Affiliate of Purchaser shall establish flexible spending accounts for medical and dependent care expenses under a new or existing plan established or maintained under Section 125 or Section 129 of the Code, as applicable ("Purchaser FSAs"), effective as of the FSA Transition Date, for each Transferred Employee who as of the FSA Transition Date, is a participant in a flexible spending account for medical or dependent care expenses under a FS Plan pursuant to Section 125 or Section 129 of the Code ("Parent FSAs"). Within sixty (60) days after the FSA Transition Date, Parent shall provide an accounting to Purchaser of each applicable Transferred Employee's account balance in the Parent FSAs, in each case as of the FSA Transition Date. Upon receipt of such accounting, Purchaser shall cause each participating Transferred Employee's account under the Purchaser FSAs to be credited or debited, as applicable, effective on the day after the FSA Transition Date, in an amount equal to the applicable account balance of such Transferred Employee under the corresponding Parent FSA as of the FSA Transition Date. As soon as administratively practicable after the delivery of the accounting described above, Parent shall transfer to Purchaser an amount equal to the total contributions made to the Parent FSAs by Transferred Employees in respect of the plan year in which the Closing Date occurs, reduced by an amount equal to the total claims already paid to Transferred Employees under such plans in respect of such plan year; if, however, such amount is a negative number, Purchaser shall transfer to Parent, within five (5) Business Days of Parent's request, an amount equal to the aggregate deficit balance in such accounts. The Purchaser FSAs shall continue to provide reimbursements to such Transferred Employees for the remainder of the year in which the FSA Transition Date occurs in accordance with the terms of the corresponding Parent FSAs. Purchaser and Parent intend that the actions to be taken pursuant to this Section 4.7(i) be treated as an assumption by Purchaser of the portion of the Parent FSAs and the elections made thereunder attributable to the participating Transferred Employees.

(j)  No Third Party Beneficiaries. Notwithstanding the above, nothing in this Agreement is intended to or shall confer upon any Transferred Employee, Former Employee or Specified Employee any legal or equitable right, benefit or remedy of any nature whatsoever, including, without limitation, any rights of employment for any specified period, under or by reason of this Agreement.

4.8  Non-Competition.
(a)  Subject to Section 4.8(b), during the period from and after Closing until the eighteen-month anniversary of the Closing Date (the "Restricted Period"), Parent shall not, and shall cause its Non-FS Subsidiaries not to, engage in the business of manufacturing, assembling or selling threaded and blind mechanical fasteners, threaded and blind mechanical fastening technology or threaded and blind mechanical fastening services in each case as currently manufactured, assembled or sold by the FS Business (the "Restricted Field").

(b)  Notwithstanding the foregoing, neither Parent nor any of its Subsidiaries shall be in violation of Section 4.8(a) as a result of (i) the continued operation of their existing businesses, including any extension thereof, other than the FS Business, (ii) the manufacture or use of fasteners, fastening technology or fastening services in connection with the manufacture, assembly or sale of other products, (iii) acquiring less than ten percent (10%) of the outstanding capital stock of a Person engaged in the Restricted Field, if the stock of such Person is traded on a national securities exchange or other stock exchange or quoted on an automated quotation system of a registered securities association or other market quotation system, (iv) selling or providing products of any kind that have been repossessed, taken in trade-in or otherwise recovered pursuant to a financing agreement, (v) the operation of any Excluded FS Business that Parent or its Subsidiaries continue to own or operate or to which Parent or its Subsidiaries continue to provide services, (vi) acquiring all or substantially all of the capital stock or assets of any Person which derived five percent (5%) or less, or less than five million dollars ($5,000,000), of its gross sales revenues from the Restricted Field during the most recently completed fiscal year of such Person prior to the date Parent or its Subsidiary acquired such Person or (vii) acquiring all or substantially all of the capital stock or assets of any Person (an "After-Acquired Business") which derived more than five percent (5%) of its gross sales revenues from the Restricted Field during the most recently completed fiscal year of such Person prior to the date Parent or its Subsidiary acquired the After-Acquired Business (other than a Person which Parent or its Subsidiaries may acquire pursuant to clause (vi) of this Section 4.8(b)), if in the case of an acquisition under this clause (vii), Parent or such Subsidiary promptly grants to Purchaser an option to acquire the portion of the After-Acquired Business which engages in the Restricted Field (the "Restricted Portion") upon the terms and conditions set forth in this Section 4.8(b) and gives notice to Purchaser of such option. The purchase price for the Restricted Portion shall be an amount equal to the aggregate purchase price, including any liabilities assumed by Parent or its Subsidiary, paid by Parent or its Subsidiary for the After-Acquired Business, multiplied by a fraction (the "Pro Rata Fraction"), the numerator of which shall be the EBITDA or other mutually acceptable measure of value of the Restricted Portion during the most recently completed fiscal year prior to the date Parent or such Subsidiary acquired the After-Acquired Business and the denominator of which shall be the EBITDA or other mutually acceptable measure of value of the After-Acquired Business (including the Restricted Portion) during the same period.

(i)  The purchase of the Restricted Portion by Purchaser will be subject to the execution by Parent or its Subsidiary, as applicable, and

Purchaser of a mutually satisfactory definitive agreement for such purchase and the obtaining of all necessary regulatory approvals from any Governmental Authority and material third party Consents (in each case at no out-of-pocket cost or expense to Parent or such Subsidiary) and the expiration or termination of any applicable waiting period under the HSR Act and any applicable Foreign Competition Laws.

(ii)  To the extent that the definitive purchase agreement (the "After-Acquired Business Purchase Agreement") between Parent or its Subsidiary, as applicable, and the seller of the After-Acquired Business permits assignment by Parent and its Subsidiaries, as applicable, to Purchaser of the rights, benefits and obligations of Parent and its Subsidiaries thereunder related to the After-Acquired Business, Parent and its Subsidiaries may, in the definitive agreement described in Section 4.8(b)(i), assign to Purchaser such rights, benefits and obligations, including any right to indemnification for breach of the representations, warranties, covenants and agreements made to or in favor of Parent and its Subsidiaries in the After-Acquired Business Purchase Agreement to the extent such representations, warranties, covenants and agreements relate to the After-Acquired Business. In such event, Purchaser shall assume all liabilities and obligations of Parent and its Subsidiaries under the After-Acquired Business Purchase Agreement to the extent such liabilities and obligations relate to the After-Acquired Business. For the avoidance of doubt, in no event shall Purchaser be entitled to seek or obtain indemnification or any other remedy in respect of any such assigned representations, warranties, covenants or agreements, individually or in the aggregate, in an amount that exceeds the lesser of (A) if the After-Acquired Business Purchase Agreement limits indemnification to a maximum amount, such maximum amount multiplied by the Pro Rata Fraction, and (B) the actual amount of any Loss(es) of Purchaser resulting from any breaches of any such representations, warranties, covenants or agreements contained in the After-Acquired Business Purchase Agreement that relate solely to the After-Acquired Business.

(iii)  If the After-Acquired Business Purchase Agreement does not permit assignment of rights, benefits and obligations thereunder to Purchaser, or Parent determines not to assign such rights, benefits or obligations to Purchaser, Parent and its Subsidiaries, as applicable, shall include in the definitive agreement described in Section 4.8(b)(i) representations, warranties, covenants and agreements that mirror, to the extent reasonably practicable, the representations, warranties, covenants and agreements in the Purchase Agreement relating to the After-Acquired Business. In such event, the definitive agreement described in Section 4.8(b)(i) shall contain among other things, covenants and agreements of Purchaser that, to the extent reasonably practicable, mirror the covenants and agreements of Parent and its Subsidiaries in the After-Acquired Business Purchase Agreement relating to the After-Acquired Business. For the avoidance of doubt, in no event shall Purchaser be entitled to seek or obtain indemnification or any other remedy in respect of any such mirrored representations, warranties, covenants or agreements, individually or in the aggregate, in an amount that exceeds the least of (A) if the After-Acquired Business Purchase Agreement limits indemnification to a maximum amount, such maximum amount multiplied by the Pro Rata Fraction, (B) the actual aggregate amount of any Losses of Purchaser resulting from any breaches of any such representations, warranties, covenants or agreements contained in the After-Acquired Business Purchase Agreement that relate solely to the After-Acquired Business and (C) the actual amount that Parent and its Subsidiaries receive from the Seller of the After-Acquired Business as indemnification or other remedy for breach of the corresponding provision(s) in the After-Acquired Business Purchase Agreement.

(iv)  Except as provided in Section 4.8(b)(iii), the representations and warranties of Parent and its Subsidiaries in the definitive purchase agreement between Parent and Purchaser for the Restricted Portion shall be limited to reasonable assurances that Parent and its Subsidiaries caused the Restricted Portion to be operated in the ordinary course of business during the period of Parent's or Parent's Subsidiaries' ownership, and Parent shall use, or cause its applicable Subsidiaries to use, all commercially reasonable efforts to cause its rights under the purchase agreement by which it acquired the After-Acquired Business to the extent relating to the Restricted Portion to be assigned or otherwise made available to Purchaser. The definitive purchase agreement between Parent and Purchaser shall provide that such agreement may be terminated at the option of either Parent (or its applicable Subsidiaries) or Purchaser if such transaction is not consummated by the six (6) month anniversary of the date the After-Acquired Business was acquired by Parent or its Subsidiaries.

(v)  If Purchaser fails to give Parent notice of its intent to exercise this option on or before the one (1) month anniversary of the date Purchaser receives Parent's written notice of Parent's acquisition of the After-Acquired Business or the sale of the Restricted Portion to Purchaser is not consummated, other than because of a default by Parent or its Subsidiary, Parent or its Subsidiary may retain ownership of the After-Acquired Business, including the Restricted Portion.

(c)  Parent agrees and acknowledges that remedies at law for any breach of its obligations under this Section 4.8 or under Section 4.9 hereof may be inadequate and that any such breach may cause irreparable harm and that, in addition to remedies at law, Purchaser and the FS Subsidiaries shall be entitled to seek equitable relief, including injunctive relief and specific performance, in the event of any such breach.

4.9  Non-Solicit.  Parent agrees with the Purchaser that during the two (2) year period following the date hereof, Parent will not, and will cause its Non-FS Subsidiaries not to, directly or indirectly hire or solicit the employment of any Transferred Employee; provided, however, that Parent shall not be precluded from hiring or soliciting the employment of (i) any Transferred Employee whose employment is terminated by Purchaser or a FS Subsidiary without cause or (ii) any Transferred Employee, other than one identified in Section 4.9(ii) of the

Disclosure Schedule, who responds to any public advertisement or general solicitation for employment not targeted at Purchaser's or the FS Subsidiaries' employees.

4.10  Further Assurances.  On and after the Closing Date, Parent and Purchaser shall use all commercially reasonable efforts to take or cause to be taken all necessary or appropriate actions and do, or cause to be done, all things necessary or appropriate to consummate and make effective the transactions contemplated hereby and by the other Transaction Agreements, including the execution of any additional documents or instruments of any kind (not containing additional representations and warranties) which may be reasonably necessary or appropriate to carry out any of the provisions hereof.

4.11  Maintenance of Books and Records.  Purchaser shall, and shall cause the FS Subsidiaries to, preserve, until at least the seventh anniversary of the Closing Date, all pre-Closing Date records possessed or to be possessed by Purchaser or its Subsidiaries relating to the FS Business or the FS Subsidiaries. After the Closing Date and up until at least the seventh anniversary of the Closing Date, upon any reasonable request from Parent or its Representatives, Purchaser shall, and shall cause its Subsidiaries to (a) provide to Parent or its Representatives reasonable access to such records during normal business hours and (b) permit Parent or its Representatives to make copies of such records, in each case at no cost to Parent or its Representatives (other than for reasonable out-of-pocket expenses), including reimbursement of Purchaser's out-of-pocket expenses. Such records may be sought under this Section 4.11 for any reasonable purpose, including to the extent reasonably required in connection with the audit, accounting, litigation, federal securities disclosure or other similar needs of Parent. Notwithstanding the foregoing, any and all such records may be destroyed by Purchaser or any of its Subsidiaries at any time if such party sends to Parent written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the thirtieth day following such notice unless Parent notifies the destroying party that it desires to obtain possession of such records, in which event the destroying party shall transfer the records to Parent, and Parent shall pay all reasonable expenses of the destroying party in connection therewith.

4.12  Properties.  Parent shall provide to Purchaser at least thirty (30) days prior to Closing:

(a)  a schedule which lists (i) the street address of each parcel of Owned Property, and (ii) the current owner of each parcel of Owned Property; and

(b)  a schedule which lists (i) the street address of each parcel of Leased Property, and (ii) the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Property.

4.13  Covenant Not to Sue for Intellectual Property Infringement.  Subject to the terms of this Agreement, from and after the Closing, Parent covenants and agrees not to sue the FS Subsidiaries for infringement, misappropriation or dilution of any patent, trademark, service mark, domain name, or copyrighted work owned by Parent, TII or one or more Seller Subsidiaries (other than the Parent Names and any other patent, trademark, service mark, domain name, or copyrighted work provided by means of the Transition Agreement); provided, that the foregoing covenant not to sue is limited in scope to such patents, trademarks, service marks, domain names, and copyrighted works as are in existence as of the Closing, and is further limited in scope to such patents, trademarks, service marks, domain names, and copyrighted works as are being used in the FS Business as of the Closing (the "Covenant Not to Sue").

4.14  Intercompany Transactions.
(a)  All obligations, liabilities, rights and benefits under agreements entered into or other documents executed in connection with the Reorganization (the "Reorganization Documents") shall survive the Closing and remain in full force and effect in accordance with the terms of such agreements or documents. Except for obligations, liabilities, rights and benefits under the Reorganization Documents, expenses of the FS Business accrued on the Closing Statement of Net Assets which will be paid by Parent or any of its Subsidiaries on behalf of the FS Business after the respective date of such statement and billed to Purchaser in accordance with the Transition Agreement, or as otherwise provided herein or in the Transition Agreement, all intercompany accounts outstanding immediately prior to the Closing shall be treated as follows:

(i)  Outstanding intercompany accounts which represent funds owed by a FS Subsidiary to Parent or a Non-FS Subsidiary will be capitalized or otherwise satisfied in full as of the Closing.

(ii)  Outstanding intercompany accounts which represent funds owed by Parent or a Non-FS Subsidiary to a FS Subsidiary will be distributed, transferred or otherwise satisfied in full as of the Closing.

(iii)  Outstanding intercompany balances which represent funds owed by a FS Subsidiary to another FS Subsidiary shall remain due in accordance with their respective terms.

(b)  Subject to Section 4.14(a), Parent and Purchaser agree to use, and shall cause their respective Subsidiaries to use, their commercially reasonable efforts to terminate promptly after the Closing any Affiliate Contract, the subject matter of which relates to any cash pooling and/or cash sweeping arrangements or, except with respect to the subject matter of the Transition Agreement, the allocation of overhead or management of the FS Subsidiaries or the FS Business.

4.15  Release of Liens.  Prior to the Closing, Parent shall use commercially reasonable efforts to obtain the release of the Liens against the FS Subsidiaries which secure indebtedness for borrowed money, but not including purchase money liens or liens securing indebtedness that will not be repaid on or before Closing, and to provide evidence of such release to Purchaser at Closing.

4.16  Notice of Developments.  Prior to the Closing, each party shall notify, as promptly as is reasonably practicable, the other party, in writing, of all material events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which could reasonably be expected to result in any material breach of a representation or warranty or covenant of such party in this Agreement or which could reasonably be expected to have the effect of making any representation or warranty of such party in this Agreement untrue or incorrect in any material respect.

4.17  Cooperation with Acquisition Financing.  Through the Closing, Parent shall, and shall cause the FS Subsidiaries and the Seller Subsidiaries to, reasonably cooperate, and Parent shall use commercially reasonable efforts to cause Parent's, the FS Subsidiaries' and the Seller Subsidiaries' independent accountants to reasonably cooperate, with Purchaser in connection with Purchaser's efforts to obtain the debt financing contemplated by the Debt Commitment Letter (the "Acquisition Financing"). Without limiting the generality of the foregoing, through the Closing, Parent shall use its commercially reasonable efforts (i) to cause the appropriate officers of the FS Business, upon Purchaser's request on reasonable prior notice, to participate in due diligence sessions, management presentation sessions, meetings with prospective lenders, underwriters or initial purchasers, road shows and sessions with rating agencies, in each case customary to financings comparable to the Acquisition Financing, to provide information with respect to the FS Business reasonably requested in connection with the Acquisition Financing; (ii) to cause the appropriate officers of the FS Business to provide, to the extent reasonably available, Purchaser with historical, comparative and pro forma financial information and data with respect to the FS Business reasonably requested by Purchaser in connection with the Acquisition Financing; (iii) to cause the appropriate officers of the FS Business to assist Purchaser in the preparation of any historical financial statements reasonably requested by Purchaser in connection with the Acquisition Financing, including audited consolidated historical financial statements of Parent's fastening systems segment for each of the three (3) fiscal years ending December 31, 2005 and unaudited consolidated financial statements of Parent's fastening systems segment for the fiscal quarter ended April 1, 2006 (and the corresponding period from the prior fiscal year) that satisfy the requirements of Regulation S-X under the Securities Act of 1933, as amended, as such regulation applies to financial information included in a Registration Statement on Form S-1 registering non-convertible debt securities, with such quarterly statements subjected to review procedures characterized as Statement on Auditing Standards No. 100 procedures; (iv) to obtain customary comfort letters and consents of the independent accountants of Parent with respect to financial information of the fastening systems segment of Parent in connection with the Acquisition Financing as reasonably requested by Purchaser in connection with the Acquisition Financing; (v) to cause the appropriate officers of the FS Business to assist Purchaser in the preparation of customary management's discussion and analysis of financial condition and results of operations disclosure to the extent related to the FS Business as reasonably requested by Purchaser in connection with the Acquisition Financing; and (vi) to provide Purchaser and its Affiliates and their auditors with access to the books and records of the FS Business for fiscal years 2001 and 2002. The obligations of Parent and its Subsidiaries under this Section 4.17 are subject to the following: (A) Purchaser shall reimburse Parent and its Subsidiaries for all reasonable out-of-pocket expenses incurred by any of them in connection with their compliance with this Section 4.17, (B) Purchaser shall enter into the Financing Indemnification Agreement in the form attached hereto as Schedule K with and in favor of Parent and its Non-FS Subsidiaries and indemnification agreements with each of the directors and officers of the FS Business providing indemnification to them to the fullest extent permitted by applicable law with respect to the Acquisition Financing and the matters covered by this Section 4.17 and (C) Purchaser shall be responsible for ensuring the accuracy of any offering materials or presentations used in connection with the Acquisition Financing.

4.18  Acknowledgment by Purchaser.  Purchaser acknowledges that it has agreed to purchase the FS Business on a Cash-free basis (except as otherwise provided in this Agreement) and that it has conducted its own independent review and analysis of the cash assets held by the FS Subsidiaries, used in the conduct of the FS Business or required for the operation of the FS Business. Neither Parent nor any of its Non-FS Affiliates shall be liable for any results (a) arising out of or related to a lack of cash held by the FS Subsidiaries or the FS Business from and after the Closing, including without limitation any Losses resulting from any lack of liquidity or any inability of Purchaser or the FS Subsidiaries to pay debts or other obligations as they become due or to purchase goods or services in the ordinary course of business or otherwise, or (b) any action which Purchaser or the FS Subsidiaries may take from and after Closing to remedy the lack of cash held by the FS Subsidiaries or the FS Business or to mitigate the effects of a lack of cash.

4.19  Checks.  Parent agrees to cause the FS Subsidiaries, to the extent reasonably practicable, not to write checks in payment of trade payables during the two (2) Business Days immediately preceding Closing. Parent agrees to indemnify Purchaser to the extent that the outstanding checks included in accounts payable on the October 1, 2005 Statement of Net Assets were in aggregate an amount greater than eleven million seven hundred thousand dollars ($11,700,000).

4.20  Textron Fastening Systems site de Vieux Conde S.A.S. Parent agrees to cause the stated capital of Textron Fastening Systems site de Vieux Conde S.A.S to be in compliance as of Closing with minimum net equity requirements applicable under French law to a societe par actions simplifiee.

ARTICLE V

CONDITIONS TO CONSUMMATION OF THE TRANSACTION

5.1  Conditions to Each Party's Obligations to Complete the Transactions.  The respective obligations of each party to complete the Transactions are subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)  Injunction. There shall not be in effect any Law or Order of competent jurisdiction directing that the Transactions not be consummated as provided herein; provided, however, that a party to this Agreement may not invoke this Section 5.1(a) if such party has directly or indirectly solicited or encouraged such Law or Order.

(b)  Governmental Filings and Consents. The Requisite Regulatory Approvals and other regulatory approvals listed in Section 5.1(b) of the Disclosure Schedule shall have been obtained and be in effect as of the Closing Date, and the waiting period under HSR Act, under the EC Merger Regulation No. 139/2004, and as applicable, with foreign Governmental Authorities under the Foreign Competition Laws, shall have expired or early termination thereof shall have been granted.

(c)  Works Councils. All required notices to any trade union, works council, personnel committee or similar employee council or committee or employee representative body shall have been made, and any required consultation with any trade union, works council, personnel committee or similar employee council or committee or employee representative body shall have occurred.

(d)  Clearance Statement. The Clearance Statement shall have been obtained, and all conditions to or in the Clearance Statement capable of being satisfied at or prior to Closing shall have been satisfied, in each case on terms reasonably satisfactory to Parent and Purchaser.

5.2  Additional Conditions to the Obligation of Purchaser.  The obligation of Purchaser to complete the Transactions is subject to the satisfaction at or prior to the Closing Date of the following conditions, any and all of which may be waived in whole or in part by Purchaser to the extent permitted by applicable Law:
(a)  Representations and Warranties. The representations and warranties of Parent contained in Article II of this Agreement shall be true and correct (after giving effect to the Reorganization as if consummated on the date hereof) at and as of the Closing Date with the same effect as though made on and as of the Closing Date (except that representations and warranties which speak as of a specified date or period of time shall be true and correct only as of such date or period of time); provided, however, that for purposes of this Section 5.2(a), all representations and warranties of Parent shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, without regard to any "material," "materiality" or "Material Adverse Effect" qualifiers set forth therein, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect.

(b)  Performance. Parent shall have performed in all material respects all of its covenants and agreements under this Agreement to be performed or complied with on or prior to the Closing Date; provided, however, that Parent shall be provided the opportunity to cure any failure to so perform or comply, if a cure is possible, within a reasonable time after receiving written notice of such failure from Purchaser.

(c)  Officer's Certificate. Purchaser shall have received on the Closing Date a certificate dated the Closing Date and executed by the Chief Financial Officer or the Controller of Parent certifying to the fulfillment of the conditions specified in Sections 5.2(a), (b) and (f).

(d)  Agreements. Parent and the Seller Subsidiaries (to the extent each is a party thereto) shall have executed and delivered to Purchaser the Assignment and Assumption of U.S. LLC Interests Agreement, the Transition Agreement, the Claims Management Agreement and the Assignment and Assumption Agreement substantially in the forms attached hereto as Exhibits 1, 2, 3 and 4, respectively.

(e)  Intellectual Property. Parent and TII shall have executed and delivered to Purchaser documents to effect the sale, transfer and assignment to Purchaser of the Assigned Intellectual Property contemplated by Section 1.2 and the assignment to and assumption by Purchaser of the Assumed Intellectual Property Liabilities.

(f)  Reorganization. Parent shall have completed the Reorganization in all material respects.

(g)  Material Adverse Effect. Since the date of this Agreement, no change in circumstance or condition that has had, or is reasonably likely to have, a Material Adverse Effect shall have occurred and be continuing.

5.3  Additional Conditions to the Obligation of Parent.  The obligation of Parent to complete the Transactions is subject to the satisfaction at or prior to the Closing Date of the following conditions, any and all of which may be waived in whole or in part by Parent to the extent permitted by applicable Law:
(a)  Representations and Warranties. The representations and warranties of Purchaser contained in Article III of this Agreement shall be true and correct at and as of the Closing Date with the same effect as though made on and as of the Closing Date (except that representations and warranties which speak as of a specified date or period of time shall be true and correct only as of such date or period of time); provided, however, that for purposes of this Section 5.3(a), all representations and warranties of Purchaser shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, without regard to any "material," "materiality" or "Purchaser Material Adverse Effect" qualifiers set forth therein, individually or in the aggregate, would be reasonably likely to have a Purchaser Material Adverse Effect.

(b)  Performance. Purchaser shall have performed in all material respects its covenants and agreements under this Agreement to be performed or complied with on or prior to the Closing Date; provided, however, that Purchaser shall be provided the opportunity to cure any failure to so perform or comply, if a cure is possible, within a reasonable time after receiving written notice of such failure from Parent.

(c)  Officer's Certificate. Parent shall have received on the Closing Date a certificate dated the Closing Date and executed by the Chief Operating Officer or the Chief Financial Officer of Purchaser certifying to the fulfillment of the conditions specified in Sections 5.3(a) and (b) hereof.

(d)  Agreements. Purchaser shall have executed and delivered to Parent the Assignment and Assumption of U.S. LLC Interests Agreement, the Transition Agreement, the Claims Management Agreement and the Assignment and Assumption Agreement substantially in the forms attached hereto as Exhibits 1, 2, 3 and 4, respectively.

(e)  Assigned Intellectual Property. Purchaser and the Designated Purchaser Subsidiaries shall have executed and delivered to Parent documents to effect the sale, transfer and assignment of the Assigned Intellectual Property contemplated by Section 1.2 and the assignment to and assumption by Purchaser of the Assumed Intellectual Property Liabilities.

5.4  Deferred Securities Transfers.

(a)  If on the Closing Date any regulatory approval required by any Governmental Authority in connection with the transactions contemplated by this Agreement,

other than the Requisite Regulatory Approvals listed in Section 5.1(b) of the Disclosure Schedule, has not been obtained, the securities (or other ownership interests) representing all of Parent's direct or indirect ownership of the FS Subsidiaries set forth in Section 5.4(a) of the Disclosure Schedule to which such regulatory approval relates (the "Deferred Securities"), unless otherwise agreed to by the parties, shall not be delivered to Purchaser at Closing and, if owned by another FS Subsidiary, shall be transferred, by dividend or otherwise, from such FS Subsidiary to Parent or a Non-FS Subsidiary immediately prior to Closing.

(b)  Until such time as any Deferred Securities have been transferred to Purchaser or a third party on behalf of Purchaser in accordance with this Section 5.4 (each a "Deferred Transfer"), the FS Subsidiaries to which any Deferred Securities relate shall be managed and operated by Parent or a Non-FS Subsidiary in the manner hereinafter provided from the Closing and until the respective Deferred Transfer, with all gains, income, excess cash flow, losses, expenses, Taxes or other items generated thereby to be for the account of such FS Subsidiary or FS Subsidiaries and not in any respect for the account of Parent or any Non-FS Subsidiary. From the Closing Date to the date of the Deferred Transfer, Parent or a Non-FS Subsidiary shall hold the Deferred Securities and operate the FS Subsidiaries to which the Deferred Securities relate only in the ordinary course of business and shall use all reasonable efforts to preserve intact such FS Subsidiaries' business, keep available such FS Subsidiaries' officers and employees, maintain such FS Subsidiaries' licenses and Material Contracts and preserve such FS Subsidiaries' relationships with customers, suppliers, creditors, reinsurers, brokers, agents and others having business dealings with them.

(c)  Unless otherwise transferred upon Purchaser's instructions in accordance with this Section 5.4, the certificates for the relevant Deferred Securities, duly endorsed in blank and with all necessary transfer stamps affixed thereto or such other assignments, deeds, share transfer forms or other instruments or documents that are necessary in order to effectively transfer the Deferred Securities, will be delivered to Purchaser, without the payment of any additional consideration by Purchaser, on the date which is no more than five (5) Business Days after all regulatory approvals relating to any such Deferred Securities for the transfer thereof shall have been obtained or on such other date as the parties may mutually agree.

(d)  Purchaser shall have full access, subject to applicable Law, upon reasonable notice and during normal business hours, to the properties, officers, employees, books, papers and records of any FS Subsidiary to which Deferred Securities relate.

ARTICLE VI

OBLIGATIONS AFTER CLOSING

6.1  Survival of Representations, Warranties and Covenants; Indemnification.

(a)  Survival. All representations and warranties contained in this Agreement shall survive until the eighteen (18) month anniversary of the Closing Date, except (i) the representations in Section 2.12, which shall survive until the first anniversary of the

Closing Date, (ii) the representations and warranties contained in Sections 2.1(b), (c) and (d), and 2.2(b), (c), (d), (e), (f), (g) and (h), which shall survive the Closing until the applicable statute of limitations, and (iii) the representations and warranties contained in Section 2.11, which shall not survive the Closing. All covenants and agreements which by their terms contemplate or involve actions to be taken or obligations in effect after the Closing, including Parent's indemnification obligations for Taxes set forth in Section 4.6(h) and Purchaser's indemnification obligation for Taxes set forth in Section 4.6(i), shall survive Closing and remain in full force and effect in accordance with their terms.

(b)  Indemnification by Parent. Subject to the other provisions of this Section 6.1, from and after the Closing Date, Parent shall indemnify Purchaser (which, for purposes of this Section 6.1(b) shall include the FS Subsidiaries) from and against and in respect of any and all Losses incurred by Purchaser (which, for purposes of this Section 6.1(b) shall include the FS Subsidiaries), which may be imposed on, sustained, incurred or suffered by or assessed against Purchaser (which, for purposes of this Section 6.1(b) shall include the FS Subsidiaries), directly or indirectly, to the extent relating to or arising out of:

(i)  any breach of any of the representations or warranties of Parent contained in Article II or in the Officer's Certificate delivered at Closing pursuant to Section 5.2(c) (excluding the representations and warranties contained in Section 2.11);

(ii)  any failure by Parent to perform or comply with its covenants and agreements contained in this Agreement (excluding any covenant contained in Section 4.6 for which the exclusive remedy of Purchaser shall be indemnification pursuant to Section 4.6);

(iii)  any Losses of the FS Business or any of the FS Subsidiaries related to any Remedial Work for pre-Closing Releases of any Hazardous Substance ("Environmental Losses"), provided such Remedial Work is performed in accordance with the provisions of Section 6.1(e) set forth below; provided, however, that Losses shall not include with respect to Owned Properties or Leased Properties, storage, handling or disposal costs of Hazardous Substances excavated or otherwise disturbed by or on behalf of Purchaser in connection with the repair, maintenance, replacement, demolition or expansion of the Owned Properties or Leased Properties or any improvement thereon when such excavation or disturbance is not otherwise required by Environmental Law due to Parent's breach of its obligations under this Agreement nor any Losses resulting from Purchaser's investigation or sampling to determine whether or to what extent a Release of Hazardous Substances has occurred, except to the extent such investigation or sampling is required under Environmental Law;

(iv)  any Litigation proceeding pending as of the date hereof by or before any domestic or foreign federal, national, state or local court, tribunal or agency, or by or before any arbitrator (the "Retained Litigation");

(v)  the Excluded FS Businesses;

(vi)  any unpaid fees of professionals, including attorneys and investment banking firms, incurred by the FS Subsidiaries for services provided prior to Closing to the extent that such services relate to the Reorganization or the Transactions; or

(vii)  any outstanding severance obligations to Former Employees, and any liabilities, costs or expenses related solely to facilities that are not Owned Properties or Leased Properties, in each case only to the extent such liabilities, costs and expenses relate to actions taken prior to October 1, 2005 (collectively, "Restructuring Amounts").

(c)  Indemnification by Purchaser. Subject to the other provisions of this Section 6.1, from and after the Closing Date, Purchaser shall indemnify Parent (which, for the purposes of this Section 6.1(c) shall include the Non-FS Subsidiaries) from and against and in respect of any and all Losses incurred by Parent (which, for the purposes of this Section 6.1(c) shall include the Non-FS Subsidiaries), which may be imposed on, sustained, incurred or suffered by or assessed against Parent (which, for the purposes of this Section 6.1(c) shall include the Non-FS Subsidiaries), directly or indirectly, to the extent relating to or arising out of:

(i)  any breach of any of the representations or warranties of Purchaser contained in Article III or in the Officer's Certificate delivered at Closing pursuant to Section 5.3(c);

(ii)  any failure by Purchaser to perform or comply with its covenants and agreements contained in this Agreement (excluding any covenant contained in Section 4.6 for which the exclusive remedy of Parent shall be indemnification pursuant to Section 4.6);

(iii)  the use of any Parent Name (as defined below) from and after the Closing Date, except for any Losses arising out of any Claim that the use of such Parent Name as such name was used by the FS Subsidiaries prior to Closing infringes the trademark of any third Person; or

(iv)  except as otherwise set forth in Section 4.6, the Assumed Liabilities or the businesses, operations, assets or liabilities of any FS Subsidiary, including, without limitation, any liabilities assumed by any FS Subsidiary under the agreements entered into in connection with the Reorganization and any Defaults by any FS Subsidiary under any Real Property Leases in respect of which the landlord has not released Parent, whether such Losses relate to or arise out of events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, on or after the Closing Date.

(d)  Limitation of Liability. The obligations and liabilities of Parent and Purchaser under Sections 6.1(b) and (c), respectively, shall be subject to the following additional limitations:

(i)  Parent shall not have any liability with respect to the payment of any indemnification amounts to which Purchaser would be entitled pursuant to Section 6.1(b)(i), whether or not asserted pursuant to such Section, until such time as the aggregate amount of Losses incurred by Purchaser for which Purchaser would otherwise be entitled to indemnification pursuant to Section 6.1(b)(i) exceeds eight million five hundred thousand dollars ($8,500,000) and thereafter, only to the extent of such Losses in excess of eight million five hundred thousand dollars ($8,500,000) (the "Deductible"); provided, however, that (A) Purchaser shall not make any claim against Parent pursuant to Section 6.1(b)(i) which individually does not exceed three hundred thousand dollars ($300,000), and such claims not meeting this threshold shall not be applied in calculating the eight million five hundred thousand dollars ($8,500,000) Deductible specified above; and (B) Parent's maximum aggregate indemnification liability pursuant to Section 6.1(b)(i) shall be one hundred million dollars ($100,000,000); and provided further, however, that Parent's indemnification obligation for breach of any representation or warranty contained in Sections 2.1(b), (c) or (d), or 2.2(b), (c), (d), (e), (f), (g)or (h) shall not be subject to the provisions of this Section 6.1(d)(i).

(ii)  No party shall be liable for any Losses pursuant to Sections 6.1(b) or (c) unless the party seeking such indemnification (the "Indemnified Party") has (x) delivered the notice of Claim in respect of such Loss required by Section 6.1(g) below and (y) such notice of Claim with respect to indemnification under Sections 6.1(b)(i) and (iv) and 6.1(c)(i) is received by the party from which indemnification is sought (the "Indemnifying Party") on or prior to the eighteen (18) month anniversary of the Closing Date, except that (A) for Losses to the extent relating to or arising out of breaches of any representation or warranty in Section 2.12, such notice may be delivered at any time prior to the first anniversary of the Closing Date, (B) for any Losses to the extent relating to or arising out of breaches of any representations or warranties contained in Sections 2.1(b), (c) or (d), or 2.2(b), (c), (d), (e), (f), (g) or (h), such notice of Claim may be delivered at any time prior to expiration of the applicable statute of limitation, (C) for breach of any covenant or agreement, such notice of Claim may be delivered at any time prior to the expiration of the applicable statute of limitation and (D) for Losses in respect of which indemnification is sought under Sections 6.1(b)(ii) or (iii) or 6.1(c)(ii), (iii) or (iv), such notice of Claim may be delivered at any time.

(iii)  Each Loss (including Losses for which indemnification is required pursuant to Section 4.6) shall be reduced by (A) the amount of any insurance proceeds received by the Indemnified Party, (B) any indemnification, contribution or other similar payment paid to the Indemnified Party by any third party with respect to such Loss and (C) any Tax Benefit of the Indemnified Party or any of its Affiliates attributable to such Loss.

(iv)  Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement or more than one right to indemnification.

(e)  (i) In the event that any Remedial Work is required under any Environmental Law in respect of which Purchaser or any FS Subsidiary would be entitled to claim indemnification under Section 6.1(b)(iii), subject to the provisions of Section 6.1(d), Parent shall promptly, after written demand for performance thereof by Purchaser, commence and thereafter diligently complete all such Remedial Work required under applicable Environmental Law. Subject to the provisions of Section 6.1(d) and the other provisions of this Agreement, all costs and expenses of such Remedial Work shall be paid by Parent; provided, however, that with respect to any Remedial Work being conducted by or on behalf of Parent in accordance with applicable Environmental Laws, Parent shall not have any liability or obligation to Purchaser or any FS Subsidiary for any legal, consulting or other expenses incurred by Purchaser or any FS Subsidiary in connection therewith, and notwithstanding any other provision hereunder, Parent shall not be required to obtain any consent of Purchaser or any FS Subsidiary to any Remedial Work. Notwithstanding any other provision hereunder, Parent shall not be responsible with respect to Owned Properties for Remedial Work, except to the extent required under applicable Environmental Law for commercial or industrial properties.

(ii) Parent shall be entitled to control the Remedial Work that is its financial responsibility hereunder, including the selection of contractors and communication with Governmental Authorities. Purchaser and its Subsidiaries shall cooperate with Parent by providing reasonable access to the Owned Properties and Leased Properties, including access to utilities and discharge outfalls, and by taking reasonable measures to avoid interference with Parent's implementation of Remedial Work, including with respect to equipment installed by Parent in connection therewith provided such equipment does not unreasonably interference with Purchaser's operations.

(iii) At Parent's reasonable request, with respect to Owned Properties for which Parent has been performing Remedial Work, Purchaser shall execute and permit to be recorded by Parent such reasonable environmental land use restrictions typically associated with industrial properties as will facilitate Parent's completion of the Remedial Work, including restrictions prohibiting residential, recreational, agricultural, school and day care uses and prohibiting the use of groundwater for potable and other purposes (when such other purposes would result in an unacceptable health exposure to users in connection with such other purposes unless Purchaser implements measures to protect against such exposures).

(f)  Exclusive Remedy. From and after Closing, except for a party's right to equitable relief for the breach of any covenant contained herein or a claim for fraud, indemnification under Sections 6.1(b)(i) and (ii) and Sections 6.1(c)(i) and (ii) shall be the sole and exclusive remedy of Purchaser and Parent, as applicable, for breach of any representation, warranty, covenant or agreement (excluding breach of any covenant contained in Section 4.6 for which the exclusive remedy of Purchaser and Parent, as applicable, shall be indemnification pursuant to Section 4.6) contained in this Agreement, and Parent and Purchaser, as applicable, shall have no other liability to the other party resulting from any such breach. Except for Purchaser's right to indemnification under Section 6.1(b)(iii), Purchaser forever waives any and all Claims or rights of action it may have against Parent and the Non-FS Subsidiaries and releases Parent from any and all Claims or rights of action it may have, and covenants not to bring suit against any of them, with respect to any liability Parent and the Non-FS Subsidiaries might otherwise have now or in the future in connection with Hazardous Substances (i) under any state, federal or local statute, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any similar state or local Law or (ii) at common Law (including, without limitation, for trespass, nuisance, strict liability or negligence claims).

(g)  Notice of Claim. If the Indemnified Party shall become aware of any claim, proceeding or other matter other than the Retained Litigation (a "Claim"), which may give rise to a Loss that will be taken into account for purposes of calculating whether the Indemnifying Party's indemnification obligation arises pursuant to Section 6.1(b) or Section 6.1(c) above, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a Claim by a third party against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If the Indemnified Party does not promptly give notice of any Claim as specified above, such failure shall not affect the Indemnified Party's right to indemnification or application to the applicable deductible set forth in Section 6.1(d) hereunder for Losses in connection with such Claim, except to the extent the Indemnifying Party's rights are prejudiced by such failure.

(h)  Direct Claims. With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have ninety (90) days to make such investigation of the Claim as it considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 90-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, they shall agree to apply it to the applicable deductible, or if the applicable deductible has been satisfied, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim, failing which the dispute shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a Delaware Court.
(i)  Third Party Claims.

(i)  With respect to any Third Party Claims, other than Retained Litigation, the Indemnifying Party shall have the right, at its expense and at its election, to assume control of the negotiation, settlement and defense of the Claim through counsel of its choice. The election of the Indemnifying Party to assume such control shall be made within thirty (30) days of receipt of notice of the Third Party Claim, failing which the Indemnifying Party shall be deemed to have elected not to assume such control. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to be informed and consulted with respect to the negotiation, settlement or defenses of such Third Party Claim and to retain counsel to act on its behalf, but the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defenses). If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable period of time, subject to Section 6.1(i)(ii), the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to the Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to make a payment to any third party with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, subject to the provisions of Section 6.1, after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, promptly after receipt of the difference from the third party, pay the amount of such difference to the Indemnifying Party.

(ii)  Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defense of any Third Party Claim:

(1)  subject to Sections 6.1(e), the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, unless such settlement provides solely for monetary damages or other monetary payments;

(2)  the Indemnified Party shall not settle any Third Party Claim without the written consent of the Indemnifying Party, which consent may be withheld in the Indemnifying Party's sole discretion.

(iii)  The Indemnified Party and the Indemnifying Party shall cooperate fully with each other with respect to Third Party Claims and, regardless of which party has control thereof as provided for herein, shall keep each other reasonably advised with respect thereto.

(iv)  The Indemnified Party shall not take any action the purpose of which is to prejudice the defense of any claim subject to indemnification hereunder or to induce a third party to assert a claim subject to indemnification hereunder.

(j)  No Indemnification for Purchase Price Adjustment Matters. Notwithstanding anything in Section 6.1 to the contrary, Parent shall not be liable for any Losses pursuant to Section 6.1(b) arising out of any matter to the extent that the Losses with respect to such matter have been reflected in the Closing Statement of Net Assets, Closing Statement of Net Debt, Pre-Closing Statement of Cash or the Closing Statement of Cash or an adjustment to the Closing Purchase Price pursuant to Section 1.5; provided, however that Purchaser's rights to indemnification under Section 6.1(b) shall not be affected by amounts included in the Closing Statement of Net Assets under clauses (4) or (5) of the definition of the term "Net Asset Value".

6.2  Name Changes.  Purchaser shall have, and Parent hereby grants to Purchaser, a limited, non-exclusive license to use the Parent Names in connection with the FS Subsidiaries as such Parent Names were used by the FS Subsidiaries prior to the Closing, or as is otherwise approved in writing by Parent. On or before six (6) months after the Closing Date, such limited, non-exclusive license to use the Parent Names shall terminate and Purchaser will change the names of the entities listed in Section 6.2 of the Disclosure Schedule and cease using the names and marks "Textron" and "TFS" in any manner. Purchaser agrees that from and after the Closing Date, (i) the names and marks "Textron" and "TFS" and all confusingly similar related names and marks (all such names and marks referred to as the "Parent Names") shall be owned by Parent or a Non-FS Subsidiary, (ii) neither Purchaser nor any FS Subsidiary shall have any rights in, and shall not after six (6) months after the Closing Date use, any Parent Name, (iii) neither Purchaser nor any FS Subsidiary shall contest the ownership or validity of any rights of Parent or any Non-FS Subsidiary in or to the Parent Names, and (iv) Purchaser agrees to indemnify and hold harmless Parent and the Non-FS Subsidiaries from any and all Losses that may arise out of the use thereof by Purchaser or any Affiliate (including the FS Subsidiaries) of any Parent Names except for Losses arising out of any Claim that the use of such Parent Names as such names were used by the FS Subsidiaries prior to the Closing infringes the trademark of any third Person.

6.3  No Right of Off-Set/Set-Off.  Neither Parent nor Purchaser shall have any right to off-set or set-off any payment due pursuant to Sections 1.3 or 1.5 against any other payment to be made under any Transaction Agreement (other than any other payment due under Section 1.3 or Section 1.5) or otherwise (including against indemnification). Parent shall have the right to off-set or set-off any amounts due from Purchaser pursuant to Section 4.4 against any payment due to Purchaser or the FS Subsidiaries hereunder.

6.4  Defense of Retained Litigation.
(a)  As between Parent and the Purchaser, Parent, at its expense, shall defend and prosecute, with current counsel or such other counsel as Parent may select from time to time, the Retained Litigation, which shall be prosecuted by Parent to a final conclusion or shall be settled in the sole discretion of Parent (but only with the consent of Purchaser if such settlement does not provide solely for monetary damages or other monetary payments and the non-monetary portion of such settlement affects Purchaser or any FS Subsidiary). As between

Parent and the Purchaser, Parent shall have full control of such defense and prosecution, including any settlement thereof. The Purchaser agrees not to take, and to cause its Affiliates (including the FS Subsidiaries) not to take, any action the purpose of which is to prejudice the defense of any Retained Litigation.

(b)  In order to facilitate the prosecution, defense or settlement of any Retained Litigation by Parent and in addition to all other rights of Parent hereunder, upon reasonable request from time to time by Parent after the Closing, Purchaser shall, and shall cause the FS Subsidiaries to, cooperate fully with Parent in connection therewith to the extent reasonably necessary to assist Parent in defending or prosecuting such Retained Litigation, including without limitation by: (i) empowering Parent and its counsel through appropriate documentation to control the defense and prosecution of the Retained Litigation and represent Purchaser and the FS Subsidiaries before any court or arbitration tribunal, (ii) affording Parent and its representatives reasonable access during normal business hours to the offices, properties, books, records and personnel of Purchaser and the FS Subsidiaries to the extent such access is reasonably necessary for the defense or prosecution of the Retained Litigation, (iii) furnishing to Parent and its representatives with information under the control or in the possession of Purchaser regarding the FS Business or FS Subsidiaries, including their assets and liabilities, as Parent may reasonably request, (iv) permitting the current in-house counsel and other representatives of the FS Subsidiaries to continue to participate in the defense of the Retained Litigation to the extent reasonably requested by Parent and (v) using commercially reasonable efforts to make reasonably available to Parent, the representatives and personnel of the FS Subsidiaries whose assistance, testimony or presence Parent has reasonably requested in connection with defending or prosecuting such Retained Litigation, including the presence of such persons as witnesses at depositions, hearings or trials for such purposes. Parent shall reimburse Purchaser for reasonable out-of-pocket costs incurred by Purchaser or any FS Subsidiary in providing such cooperation to Parent, but Parent shall not be charged for the reasonable use of any facility or equipment of Purchaser or any FS Subsidiary.

ARTICLE VII

TERMINATION

7.1  Termination by Mutual Consent.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date, by the mutual written consent of Parent and Purchaser.

7.2  Termination by Either Party.  This Agreement may be terminated and the Transactions may be abandoned by either party hereto by prompt written notice to the other party if (a) any court of competent jurisdiction or other Governmental Authority shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Transactions, and such Order shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (a) shall have used all commercially reasonable efforts to have such Order vacated or (b) the Transactions shall not have been consummated by December 31, 2006; provided, further, however, that the right to terminate this Agreement pursuant to this Section 7.2 shall not be available to any party whose failure to fulfill any of its material obligations under this Agreement results in the failure of the Closing to occur on or prior to such date.

7.3  Termination by Parent.  This Agreement may be terminated and the Transactions may be abandoned by Parent at any time prior to the Closing Date, by written notice to Purchaser, if (a) Purchaser shall have breached in any material respect any of its representations or warranties or shall have breached or failed to perform or comply with any of its material covenants or agreements in this Agreement and if (i) such breach cannot be cured or has not been cured within thirty (30) days after the giving of written notice by Parent to Purchaser specifying such breach and (ii) such breach, individually or in the aggregate together with all other such breaches by Purchaser, makes or will make the satisfaction of one or more of the conditions in Section 5.3 impossible, or (b) (i) Purchaser or any investor which has provided an equity commitment letter to Purchaser in respect of which Parent is a third party beneficiary (a "Purchaser Sponsor") makes a general assignment for the benefit of its creditors, (ii) Purchaser or a Purchaser Sponsor commences a voluntary case or proceeding under any applicable bankruptcy, insolvency or reorganization law seeking to be adjudicated a bankrupt or insolvent, (iii) Purchaser or a Purchaser Sponsor consents to the entry of an Order for relief in respect of Purchaser or such Purchaser Sponsor in an involuntary case or proceeding under any applicable bankruptcy, insolvency or reorganization law, or (iv) a court of competent jurisdiction enters an Order, which Order remains unstayed and in effect for sixty (60) days, under any Law relating to bankruptcy, insolvency or reorganization that is for relief against Purchaser or any Purchaser Sponsor in an involuntary case, that appoints a custodian of Purchaser or any Purchaser Sponsor or for a substantial part of its property or that orders the winding up or liquidation of the Purchaser or any Purchaser Sponsor.

7.4  Termination by Purchaser.  This Agreement may be terminated and the Transactions may be abandoned by Purchaser at any time prior to the Closing Date, by written notice to Parent, if (a) Parent shall have breached in any material respect any of its representations or warranties or shall have breached or failed to perform or comply with any of its material covenants or agreements in this Agreement and if (i) such breach cannot be cured or has not been cured within thirty (30) days after the giving of written notice by Purchaser to Parent specifying such breach and (ii) such breach, individually or in the aggregate together with all other such breaches by Parent, makes or will make the satisfaction of one or more of the conditions in Section 5.2 impossible, or (b) (i) Parent or any of the Seller Subsidiaries or FS Subsidiaries makes a general assignment for the benefit of its creditors, (ii) Parent or a FS Subsidiary commences a voluntary case or proceeding under any applicable bankruptcy, insolvency or reorganization law seeking to be adjudicated a bankrupt or insolvent, (iii) Parent or a FS Subsidiary consents to the entry of an Order for relief in respect of Parent or such FS Subsidiary in an involuntary case or proceeding under any applicable bankruptcy, insolvency or reorganization law, or (iv) a court of competent jurisdiction enters an Order, which Order remains unstayed and in effect for sixty (60) days, under any Law relating to bankruptcy, insolvency or reorganization that is for relief against Parent or any of the Seller Subsidiaries or FS Subsidiaries in an involuntary case, that appoints a custodian of Parent or any of the Seller Subsidiaries or FS Subsidiaries or for a substantial part of its property or that orders the winding up or liquidation of Parent or any of the Seller Subsidiaries or FS Subsidiaries.

7.5  Effect of Termination.  In the event this Agreement is terminated pursuant to this Article VII, the transactions contemplated hereby shall be abandoned, without further action by either of the parties hereto, and this Agreement shall become void and have no further force and effect, except that (a) the obligations of Purchaser set forth in the Confidentiality Agreement shall remain in effect, (b) neither party shall be relieved from any liabilities or damages arising out of a material breach of any provision of this Agreement and (c) the respective obligations of the parties set forth in Section 9.1 and Sections 7.5, 8.1, 8.2, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10, 9.11 and 9.12 shall remain in effect.

ARTICLE VIII

DEFINITIONS; INTERPRETATION; EFFECTIVENESS OF AMENDMENT

8.1  Definitions.  For purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

"409A" shall have the meaning ascribed to it in Section 2.10(a).

"AAA" shall have the meaning ascribed to it in Section 1.5(e).

"Accounting Arbitrator" shall have the meaning ascribed to it in Section 1.5(e).

"Acquisition Financing" shall have the meaning ascribed to it in Section 4.17.

"Actuary Arbitrator" shall have the meaning ascribed to it in Section 4.7(c)(vii).

"Adjustment Schedule" shall have the meaning ascribed to it in Section 1.6(a).

"Affiliate" of any Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

"Affiliate Contracts" shall have the meaning ascribed to it in Section 2.17.

"After-Acquired Business" shall have the meaning ascribed to it in Section 4.8(b).

"After-Acquired Business Purchase Agreement" shall have the meaning ascribed to it in Section 4.8(b)(ii).

"After Tax Amount" shall have the meaning ascribed to it in Section 4.6(k)(i).

"Agreement" shall have the meaning ascribed to it in the preamble.

"Allocation Dispute Notice" shall have the meaning ascribed to it in Section 1.6(b).

"Antitrust Division" shall have the meaning ascribed to it in Section 4.3(a).

"Arbitration Rules" shall have the meaning ascribed to it in Section 1.5(e).

"Assets" shall have the meaning ascribed to it in Section 2.18.

"Assigned Intellectual Property" shall have the meaning ascribed to it in Section 1.2.

"Assumed FS Plans" shall have the meaning ascribed to it in Section 2.10(a).

"Assumed Intellectual Property Contract" shall mean any Contract pursuant to which Parent or any of its Non-FS Subsidiaries has licensed (a) to any Person rights to any Assigned Intellectual Property or (b) from any third Person rights to Intellectual Property.

"Assumed Intellectual Property Liabilities" shall have the meaning ascribed to it in Section 1.3(b).

"Assumed Liabilities" shall mean the Assumed Intellectual Property Liabilities and liabilities and obligations assumed by a Purchaser pursuant to the Assignment and Assumption Agreement.

"Audited Segment Financial Statements" shall have the meaning ascribed to it in Section 2.5.

"Books and Records" shall mean all files, documents, instruments, papers, books and records (whether stored or maintained in hard copy, digital or electronic format or otherwise) that primarily relate to or are primarily held for use by Parent or any of the Seller Subsidiaries or FS Subsidiaries in connection with the ownership, operation or conduct of the business of the FS Subsidiaries.

"Burkland" shall mean Burkland Textron Inc., a Michigan corporation.

"Business Day" shall mean any day other than Saturday, Sunday or a day when banking institutions are closed or are not required by law or regulation to be open in the State of New York.

"Cash" of a FS Subsidiary shall mean the cash and cash equivalents of such FS Subsidiary determined in accordance with GAAP. For clarity, (i) outstanding checks that have not cleared at Closing drawn against the FS Subsidiary Accounts that are within accounts payable on the Closing Statement of Net Assets shall not affect Cash (i.e. shall not act to reduce Cash), (ii) outstanding checks that have not cleared at Closing drawn against the FS Subsidiary Accounts that are not within accounts payable on the Closing Statement of Net Assets shall be included within Cash (and shall act to reduce Cash), (iii) deposits in transit and checks received that have not cleared as of the Closing that are included within accounts receivable on the Closing Statement of Net Assets shall not constitute Cash (i.e. shall not act to increase Cash), (iv) deposits in transit and checks received that have not cleared as of the Closing that are not included within accounts receivable on the Closing Statement of Net Assets shall constitute Cash (i.e. shall increase cash) and (v) any Cash transferred pursuant to Section 4.7(c) shall not constitute Cash for purposes of this Agreement. Cash can be a negative amount, in which case it shall not constitute Indebtedness for purposes of this Agreement, but will reduce the payment from Purchaser to Parent (or increase the payment from Parent to Purchaser) pursuant to Section 1.5(c)(v) of this Agreement.

"Claim" shall have the meaning ascribed to it in Section 6.1(g).

"Clearance Statement" shall have the meaning ascribed to it in Section 4.7(g)(ii).

"Closing" shall have the meaning ascribed to it in Section 1.7.

"Closing Allocation Schedule" shall have the meaning ascribed to it in Section 1.6(a).

"Closing Date" shall have the meaning ascribed to it in Section 1.7.

"Closing Net Asset Value" shall have the meaning ascribed to it in Section 1.5(c)(i).

"Closing Net Debt" shall have the meaning ascribed to it in Section 1.5(c)(iii).

"Closing Purchase Price" shall have the meaning ascribed to it in Section 1.3.

"Closing Statement Aggregate Deductible" shall have the meaning ascribed to it in Section 1.5(e).

"Closing Statement Line Item Deductible" shall have the meaning ascribed to it in Section 1.5(e).

"Closing Statement of Cash" shall have the meaning ascribed to it in Section 1.5(b)(iv)

"Closing Statement of Net Assets" shall have the meaning ascribed to it in Section 1.5(b)(i).

"Closing Statement of Net Debt" shall have the meaning ascribed to it in Section 1.5(b)(ii).

"Closing Statements" shall have the meaning ascribed to it in Section 1.5(b).

"COBRA" shall have the meaning ascribed to it in Section 4.7(h).

"COBRA Coverage" shall have the meaning ascribed to it in Section 4.7(h).

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Commitment Letters" shall have the meaning ascribed to it in Section 3.3.

"Confidentiality Agreement" shall mean the agreement dated as of November 29, 2005 by and between Parent and Purchaser.

"Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by, or filing with or notification to, a Person pursuant to any Contract, Law, Order or Permit.

"Contract" shall mean any agreement, commitment, contract, indenture, instrument, lease, purchase order, sales order, arrangement or other obligation of any kind or character that is binding on any Person or its capital stock, properties or business.

"Covenant Not to Sue" shall have the meaning ascribed to it in Section 4.13.

"DB Guarantee" shall have the meaning ascribed to it in Section 4.7(g)(ii).

"Debt Commitment Letter" shall have the meaning ascribed to it in Section 3.3.

"Deductible" shall have the meaning ascribed to it in Section 6.1(d)(i).

"Default" shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit or (iii) any occurrence of any event that with the passage of time or the giving of notice or both would give rise to any right of termination, amendment, revocation, cancellation or acceleration under, or result in the creation of any Liens (other than Permitted Liens) on the Interests or the Minority Interests, under any Contract, Order or Permit.

"Deferred Securities" shall have the meaning ascribed to it in Section 5.4(a).

"Deferred Transfer" shall have the meaning ascribed to it in Section 5.4(b).

"Delaware Courts" shall have the meaning ascribed to it in Section 9.6.

"Designated Purchaser Subsidiaries" shall have the meaning ascribed to it in Section 1.1.

"Direct Claim" shall have the meaning ascribed to it in Section 6.1(g).

"Directly Purchased Subsidiaries" shall mean the Subsidiaries of Parent listed on Schedule A hereto.

"Disclosure Schedule" shall mean the Disclosure Schedule prepared by Parent and delivered to Purchaser concurrently with the execution of this Agreement.

"Dispute Notice" shall have the meaning ascribed to it in Section 1.5(e).

"D&T" shall have the meaning ascribed to it in Section 1.5(e).

"EBITDA" of an After-Acquired Business or a Restricted Portion of an After-Acquired Business shall mean the earnings before interest, taxes, depreciation and amortization of such After-Acquired Business or such Restricted Portion, as applicable.

"Employees" shall mean employees employed on the date hereof by a FS Subsidiary.

"Environmental Laws" shall mean all domestic and foreign, federal, national, state and local Laws, rules, Orders, regulations, ordinances, mandatory guidelines, decrees, Permits or directives relating to pollution or protection of the environment, including Laws relating to Releases of Hazardous Substances.

"Environmental Losses" shall have the meaning ascribed to it in Section 6.1(b)(iii).

"Equity Commitment Letter" shall have the meaning ascribed to it in Section 3.3.

"ERISA" shall have the meaning ascribed to it in Section 2.10(a).

"ERISA Affiliate" shall have the meaning ascribed to it in Section 2.10(a).

"Estimated Closing Net Asset Value" shall have the meaning ascribed to it in Section 1.5(a)(i).

"Estimated Closing Net Debt" shall have the meaning ascribed to it in Section 1.5(a)(ii).

"Estimated Net Asset Reduction" shall have the meaning ascribed to it in Section 1.5(a).

"Excluded FS Businesses" shall mean the businesses and operations of Parent's FS business segment conducted exclusively (a) by Textron Fastening Systems Mississippi Inc., Textron Fastening Systems Mississippi (Sales) Inc. or Peiner Umformtechnik GmbH or (b) by Elco Textron Inc. (or its current or former Subsidiaries) at its facilities located at (i) 525 Mt. Carmel Ave., Flemingsburg, Kentucky 91041, (ii) 800 W. County Road, 250 South, Logansport, Indiana 46947, (iii) North Third Street, Logansport, Indiana 46947 (and having a mailing address of 1121 Magnolia Street, Logansport, Indiana 46947), (iv) 900 Randall Street, Greensburg, Indiana 47240 and (v) 1111 Samuelson Road, Rockford, Illinois 61125 (including the lease and sublease described on Schedule E hereto).

"E&Y" shall mean Ernst & Young LLP, independent registered public accountants of Parent and the FS Subsidiaries.

"Fee Payment Interest Rate" shall mean (i) for the period from the six (6) month anniversary of Closing until day before the twelve (12) month anniversary of the Closing, an annual interest rate equal the spread above Adjusted Libor (as defined in the Debt Commitment Letter) under the Senior Facilities (as defined in the Debt Commitment Letter) contemplated by the Debt Commitment Letter for Adjusted LIBOR borrowings as set forth in Annex I of the Debt Commitment Letter, such spread to equal either 2.75% or 3.00%, depending upon the rating of such Senior Facilities, (ii) for the period from the twelve (12) month anniversary of Closing until the eighteen (18) month anniversary of the Closing, the rate determined in accordance with the immediately preceding clause (i) plus three percent (3.00%) and (iii) thereafter, the rate determined in accordance with the immediately preceding clause (ii) plus three percent (3.00%).

"Final Allocation Schedule" shall have the meaning ascribed to it in Section 1.6(c).

"Final Form 8883" shall have the meaning ascribed to it in Section 4.3(a).

"Final Purchase Price" shall have the meaning ascribed to it in Section 1.6(a).

"Flexalloy" shall mean Flexalloy Inc., an Ohio corporation.

"Foreign Competition Laws" shall mean foreign statutes, ordinances, rules, regulations, orders, decrees, administrative and judicial directives, and other foreign laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or creating or strengthening a dominant position.

"Foreign FS Plan" shall have the meaning ascribed to it in Section 4.7(g)(i).

"Foreign Plan" shall have the meaning ascribed to it in Section 2.10(j).

"Former Employee" shall mean any person whose primary employment duty was the performance of services for the FS Business whose entire salary was directly charged to the FS Business and who was terminated on or before the Closing Date (whether by retirement or otherwise), excluding persons who are employed by Parent or a Non-FS Subsidiary immediately after the Closing Date.

"FS Business" shall mean the fastening systems business of the Parent and its Subsidiaries as presently or formerly conducted, including the business of manufacturing, assembling and selling fasteners and fastening technology and related supply chain management services, but except as otherwise expressly stated shall not include the Excluded FS Businesses.

"FS Intellectual Property" shall have the meaning ascribed to it in Section 2.15(a).

"FS Investments" shall mean the entities listed on Section 2.2(a) of the Disclosure Schedule.

"FS Plan" shall have the meaning ascribed to it in Section 2.10(a).

"FS Properties" shall mean the Owned Properties and the Leased Properties.

"FS Subsidiaries" shall have the meaning ascribed to it in Section 1.4.

"FS Subsidiary Accounts" shall mean each bank account, lock box and safe deposit box owned by the FS Subsidiaries.

"FSA Transition Date" shall have the meaning ascribed to it in Section 4.7(i).

"FTC" shall have the meaning ascribed to it in Section 2.3(a).

"GAAP" shall mean United States generally accepted accounting principles.

"German Notarial Assignment Deed" shall mean the notarial assignment deed to be executed and recorded at the Closing in respect of the assignment of the German Partnership Interest and of the interests in the registered capital of Avdel Verbingdungselemente GmbH and Textron Verbintdunstechnik Beteiligungs-GmbH (and shall include an application to the commercial register at the Local Court of Montabaur, Germany, to the effect that Textron Deutschland Beteiligungs-GmbH, Bonn, Germany, has retired as a partner of Textron Verbindungstechnik GmbH & Co. OHG and Purchaser and/or one or more Designated Purchaser Subsidiaries have become a partner of Textron Verbindungstechnik GmbH & Co. OHG).

"German Partnership Interest" shall mean the one percent (1%) partnership interest in Textron Verbindungstechnik GmbH & Co. O.H.G. described in Schedule C-2.

"German Part-Time Work Obligations" shall have the meaning ascribed to it in Section 4.7(g)(ii).

"Governmental Authority" shall mean any domestic or foreign agency, authority, board, judicial body, commission, legislature, instrumentality or office of any federal, national, state, county, district, municipal, city or other government unit.

"Guaranteed Obligation" shall have the meaning ascribed to it in Section 4.4(b).

"Guarantees" shall have the meaning ascribed to it in Section 4.4(b).

"Hazardous Substances" shall mean any chemical, material or substance defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "hazardous constituents," "restricted hazardous materials," "extremely hazardous substances," "toxic substances," "contaminants," "pollutants," "toxic pollutants," or words of similar meaning and regulatory effect under any applicable Environmental Law, including petroleum and polychlorinated biphenyls.

"HSR Act" shall have the meaning ascribed to it in Section 2.3(a).

"Income Tax" or "Income Taxes" shall mean any and all United States or non-United States federal, national, state or local Tax based on net income, including any interest, penalties or other additions thereto; provided, however, that Income Taxes shall not include any value added or similar Tax.

"Income Tax Return" shall mean any Tax Return with respect to Income Taxes.

"Indebtedness" of a FS Subsidiary as of a date shall mean without duplication, (a) the principal amount of all indebtedness of such FS Subsidiary for borrowed money as of such date and any unpaid interest thereon as of such date, (b) the principal amount of any other indebtedness of such FS Subsidiary as of such date which is evidenced by a note, bond, debenture or similar instrument and any unpaid interest thereon as of such date, and (c) all capital lease obligations of such FS Subsidiary as of such date, in each case determined in accordance with GAAP.  For the avoidance of doubt, "Indebtedness" shall not include any (i) trade or other accounts payable, (ii) accrued liabilities which are not interest bearing obligations, (iii) any letters of credit, (iv) liabilities required to be recognized in financial statements under Financial Accounting Statement No. 106, (v) pension or other post-retirement benefit liabilities, (vi) any amount owed to another FS Subsidiary or (vii) negative Cash.

"Indemnified Party" shall have the meaning ascribed to it in Section 6.1(d)(ii).

"Indemnifying Party" shall have the meaning ascribed to it in Section 6.1(d)(ii).

"Independent Accounting Firm" shall have the meaning ascribed to it in Section 1.5(e).

"Independent Actuary Firm" shall have the meaning ascribed to it in Section 4.7(c)(vii).

"Intellectual Property" shall mean (a) all inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all re-issuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof, (b) all trademarks and service marks, other designations of origin and trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (d) all know-how, trade secrets, technical information and confidential business information (whether patentable or unpatentable and whether or not reduced to practice), including, ideas, research and development, formulas, compositions, manufacturing and production processes, techniques and methods, technical data, designs, drawings, blue prints, patterns, specifications, assembly procedures, test procedures, instruction manuals, operation manuals, maintenance manuals, reliability data, quality control data, customer and supplier lists, parts lists, domain names, pricing and cost information and business and marketing plans and proposals, (e) all computer software (including data and related documentation) and (f) all other proprietary rights, in each case used exclusively or held for use exclusively in the FS Business as currently conducted.

"Interests" shall mean the LLC Interests and the Shares.

"Interest Rate" shall mean the Bloomberg Prime Rate on the Closing Date as quoted by the Bloomberg Terminal screen PRIMBB INDEX, calculated on the basis of a 365 day year and charged for the actual number of days elapsed.

"knowledge" in respect of Parent shall mean the actual knowledge after due inquiry of the Persons identified in Section 8.1(a) of the Disclosure Schedule.

"Law" shall mean any domestic or foreign common, federal, national, state or local law, statute, ordinance, rule, regulation, and any other executive or legislative proclamation.

"Leased Properties" shall mean all parcels of and interests in real property leased by the FS Subsidiaries pursuant to a Real Property Lease.

"Lien" shall mean any mortgage, deed of trust, pledge, security interest, attachment, right of first refusal or first offer, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing) or right of others of any similar nature.

"Litigation" shall mean any suit, action, arbitration, cause of action, claim, complaint, criminal prosecution, investigation, demand letter, governmental or other administrative proceeding, whether at law or at equity, before or by any domestic or foreign federal, national, state or local court, tribunal, or agency or before any arbitrator.

"LLC Interests" shall mean the U.S. LLC Interests, and all of the issued and outstanding interests in the registered capital of the German limited liability companies Avdel Verbindungselemente GmbH and Textron Verbindungstechnik Beteiligungs-GmbH; provided, that as of and following the Closing, "LLC Interests" shall include any additional interests in the U.S. LLCs and the aforementioned German limited liability companies issued to Parent or a Seller Subsidiary between the date of this Agreement and the Closing.

"Losses" of a Person shall mean any and all actual losses, liabilities, costs and expenses (including reasonable attorneys' fees and costs of investigation) of such Person; provided, however, that Losses shall not include any special, indirect, punitive, incidental or consequential damages (including without limitation lost profits or loss of goodwill) of any party to this Agreement or any of its Affiliates or any costs or expenses of any party to this Agreement or any of its Affiliates that are related to the time spent on any indemnified matter by employees or management of such party or Affiliate; provided, further however, that with respect to Claims related to Hazardous Substances, Losses shall not include, with respect to Owned Properties or Leased Properties, Purchaser's claims for diminution of property value or loss of sale or leasing opportunities.

"Material Adverse Effect" shall mean any adverse change in the business, properties, financial condition or results of operations of the FS Subsidiaries (after giving effect to the Reorganization), which is material to the FS Subsidiaries, taken as a whole, other than any such effect attributable to or resulting from (i) the public announcement of the transactions contemplated hereby, (ii) any failure to obtain the consent of any customer or supplier to the transactions contemplated hereby, (iii) any act or omission of Parent or any of its Subsidiaries taken with the prior written consent of Purchaser, (iv) actions taken by Parent or any of its Subsidiaries at the specific written request of Purchaser or (v) any adverse change in general economic conditions or in conditions affecting the fastener industry generally (other than any such adverse change that has a materially, disproportionate adverse impact on the FS Business as compared to the impact upon the fastener industry generally).

"Material Contract" shall mean any Contract to which Parent or a Subsidiary of Parent is a party that is material to the FS Business, taken as a whole.

"Minority Interests" shall mean the shares of capital stock or registered capital and the partnership interest described in Schedule C-2.

"Net Asset Value" shall have the meaning ascribed to it in Section 1.5(c).

"Net Debt" of the FS Subsidiaries as of a date shall mean an amount equal to the combined Indebtedness of the FS Subsidiaries as of such date minus (i) the amount of any Indebtedness of Textron Fastening Systems do Brasil S.A. and Metalurgica Norte de Minas Ltda that is offset by Cash held by such companies determined in accordance with GAAP and (ii) the amount of any Indebtedness of Textron Fastening Systems Japan K.K. that is offset by Cash held by Textron Fastening Systems Japan K.K.

"Non-FS Affiliate" shall have the meaning ascribed to it in Section 4.4(b).

"Non-FS Subsidiary" shall have the meaning ascribed to it in Section 1.5(h).

"Non-Income Taxes" shall mean any and all Taxes other than Income Taxes.

"NQDC Plan" shall have the meaning ascribed to it in Section 2.10(a).

"Target Net Asset Value" shall have the meaning ascribed to it in Section 1.5(a).

"October 1, 2005 Statement of Indebtedness" shall have the meaning ascribed to it in Section 1.5(b)(ii).

"October 1, 2005 Statement of Net Assets" shall have the meaning ascribed to it in Section 2.5.

"Order" shall mean any decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any domestic or foreign federal, national, state or local or other court, arbitrator (with binding effect), tribunal, administrative agency or authority.

"Owned Properties" shall mean all parcels of and interests in real property owned in fee (or its non-U.S. equivalent thereof) by the FS Subsidiaries (after taking the Reorganization into account), together with, to the extent also owned by the FS Subsidiaries, all buildings and other structures, facilities or improvements (including construction in process) located thereon, fixtures attached or appurtenant thereto and all easements, license, rights and appurtenances relating to the foregoing.

"Parent" shall have the meaning ascribed to it in the preamble.

"Parent Names" shall have the meaning ascribed to it in Section 6.2.

"Parent's FAS 87 Audit Disclosure" shall have the meaning ascribed to it in Section 4.7(c)(v).

"Parent FSAs" shall have the meaning ascribed to it in Section 4.7(i).

"Parent's Hourly Master Pension Benefit Plan" shall have the meaning ascribed to it in Section 4.7(c)(iii).

"Parent's Salaried Pension Benefit Plan" shall have the meaning ascribed to it in Section 4.7(c)(ii).

"Parent's Trustee" shall have the meaning ascribed to it in Section 4.7(c)(iv).

"PBGC" shall have the meaning ascribed to it in Section 2.10(b).

"Pensions Regulator" shall mean the pensions regulator established under the U.K. Pensions Act, 2004.

"Permit" shall mean, with respect to any Person, any domestic or foreign federal, national, state or local governmental approval, authorization, certificate, declaration, easement, filing, franchise, license, notice, permit, variance, clearance, exemption or right to which such Person is a party or that is or may be binding upon or inure to the benefit of such Person or its securities, properties or business.

"Permitted Liens" shall mean (i) statutory liens for Taxes not yet due or payable or which are being contested in good faith by appropriate proceedings, (ii) imperfections of title, easements and zoning restrictions, if any, which, individually or in the aggregate with other such matters, do not materially detract from the value or marketability of the property subject thereto or materially interfere with the uses and purposes to which such property is currently employed or materially impair the operations of a FS Subsidiary and which have arisen only in the ordinary course of business and consistent with past practice, (iii) any state of facts that an accurate survey would disclose, (iv) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (v) deposits or pledges made in connection with, or to secure payment of, worker's compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Laws, (vi) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies and other like liens, (vii) liens in respect of consignment arrangements securing the consigned inventory and any proceeds therefrom, (viii) liens with respect to personal property leases that secure such personal property and any proceeds therefrom, (ix) purchase money liens, (x) restrictions on transfer of securities imposed by applicable state, national and federal securities Laws and (xi) the Liens set forth in Sections 2.12 or 8.1(b) of the Disclosure Schedule.

"Person" shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, association, organization or other entity.

"Pre-Closing Statement of Cash" shall have the meaning ascribed to it in Section 1.5(b)(iii).

"Pre-Closing Tax Period" shall have the meaning ascribed to it in Section 4.6(d)(i).

"Pro Forma Financial Statements" shall have the meaning ascribed to it in Section 2.5.

"Pro Rata Fraction" shall have the meaning ascribed to it in Section 4.8(b).

"Purchase Price" shall have the meaning ascribed to it in Section 1.5.

"Purchaser" shall have the meaning ascribed to it in the preamble.

"Purchaser FSAs" shall have the meaning ascribed to it in Section 4.7(i).

"Purchaser Material Adverse Effect" shall mean any adverse change in the business, properties, financial condition or results of operations of Purchaser or any of its Subsidiaries, which is material to Purchaser and its Subsidiaries, taken as a whole, other than any such effect attributable to or resulting from (i) the public announcement of the transactions contemplated hereby or (ii) any adverse change in general economic conditions.

"Purchaser Sponsor" shall have the meaning ascribed to it in Section 7.3.

"Purchaser's Hourly Pension Plan" shall have the meaning ascribed to it in Section 4.7(c)(iii).

"Purchaser's Salaried Pension Plan" shall have the meaning ascribed to it in Section 4.7(c)(ii).

"Purchaser's Trustee" shall have the meaning ascribed to it in Section 4.7(c)(iv).

"Real Property Leases" shall mean the leases, subleases, use and occupancy or other similar arrangements listed on Schedule G under which the any of the FS Subsidiaries is the lessee.

"Release" with respect to any Hazardous Substances, shall mean any release, deposit, discharge, emission, leaking, leaching, spilling, seeping, migrating, injecting, pumping, pouring, emptying, escaping, dumping, disposing or other movement of Hazardous Substances into or from soil, groundwater, surface water or sediment.

"Remedial Work" shall mean any investigation, site monitoring, containment, clean-up or remediation of the Release of any Hazardous Substance required under Environmental Law.

"Reorganization" shall have the meaning ascribed to it in Section 1.4.

"Reorganization Documents" shall have the meaning ascribed to it in Section 4.14(a).

"Representatives" shall have the meaning ascribed to it in Section 4.2(a).

"Requisite Regulatory Approvals" shall have the meaning ascribed to it in Section 2.3(a).

"Restricted Field" shall have the meaning ascribed to it in Section 4.8(a).

"Restricted Period" shall have the meaning ascribed to it in Section 4.8(a).

"Restricted Portion" shall have the meaning ascribed to it in Section 4.8(b).

"Restructuring Amounts" shall have the meaning ascribed to it in Section 6.1(b)(vii).

"Retained Litigation" shall have the meaning ascribed to it in Section 6.1(b)(iv).

"Review Period" shall have the meaning ascribed to it in Section 1.5(e).

"Revised Target Net Asset Value" shall have the meaning ascribed to it in Section 1.5(a).

"Section 4.4(e) Guarantees" shall have the meaning ascribed to it in Section 4.4(e).

"Seller Subsidiary" shall mean the Subsidiaries listed on Schedule B.

"Shares" shall mean all of the issued and outstanding shares of capital stock or registered capital of the Directly Purchased Subsidiaries that are not LLC Interests, other than any shares described in Schedule A hereto as owned by a third party; provided, however, that the share of Avdel plc held by Alun Thomas described on Schedule A shall be a "Share"; provided further, however, that if shares of any Directly Purchased Subsidiary owned as of the date of this Agreement by a third party are acquired by Parent or any of the Seller Subsidiaries prior to the Closing, such shares shall be "Shares" from and after the date of such purchase; and provided further, however, that as of and following the Closing, "Shares" shall include any additional shares of capital stock or registered capital of the Directly Purchased Subsidiaries issued to Parent or a Seller Subsidiary between the date of this Agreement and the Closing.

"Specified Employee" shall mean a person who was employed primarily in the FS Business whose employment in the FS Business ceased due to a transfer of such person's employment duties to a different business of Parent or its Subsidiaries.

"Specified Leases" shall have the meaning ascribed to it in Section 4.4(b).

"Specified Personal Property Leases" shall have the meaning ascribed to it in Section 4.4(b).

"Specified Real Property Leases" shall have the meaning ascribed to it in Section 4.4(b).

"Stand-Alone Pension Plans" shall have the meaning ascribed to it in Section 4.7(c)(i).

"Straddle Period" shall mean a taxable year or period beginning on or before, and ending after, the Closing Date.

"Subsidiary" shall mean any United States or foreign corporation, partnership, limited liability company, joint venture or other legal entity of which a Person, either alone or together with any other Subsidiary, owns, directly or indirectly, more than 50% of the stock or other equity interests of such corporation or other legal entity.

"Target Net Asset Value" shall have the meaning ascribed to it in Section 1.5(a).

"Tax" or "Taxes" shall mean any and all taxes, including any interest, penalties, or other additions to tax that may become payable in respect thereof, imposed by any United States or non-United States federal, national, state or local government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all Income Taxes, profits taxes, taxes on gains, alternative minimum taxes, estimated taxes, payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, welfare taxes, disability taxes, severance taxes, license charges, taxes on stock, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real or personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation taxes, and other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or of a similar nature to any of the foregoing.

"Tax Arbitrator" shall have the meaning ascribed to it in Section 4.6(m).

"Tax Authority" shall mean any United States or non-United States federal, national, state, provincial, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

"Tax Benefit" shall mean the present value of any refund, credit or reduction in otherwise required Tax payments, including any interest payable thereon, which present value shall be computed as of the Closing Date or the first date on which the right to the refund, credit or other Tax reduction arises or otherwise becomes available to be utilized, whichever is later, (i) using the Tax rate applicable to the highest level of income with respect to such Tax, (ii) using the interest rate on such date imposed on corporate deficiencies paid within thirty (30) days of notice of proposed deficiency under the Code, and (iii) assuming that such refund, credit or reduction shall be recognized or received in the earliest possible taxable period (without regard to any other losses, deductions, refunds, credits, reductions or other Tax items available to such party.

"Tax Dispute Notice" shall have the meaning ascribed to it in Section 4.6(m).

"Tax Indemnitee" shall have the meaning ascribed to it in Section 4.6(j)(i).

"Tax Indemnitor" shall have the meaning ascribed to it in Section 4.6(j)(i).

"Tax Payment or Interpretation" shall have the meaning ascribed to it in Section 4.6(m).

"Tax Return" shall mean any and all returns, reports, information returns, declarations, statements, certificates, bills, schedules, documents, claims for refund, or other written information of or with respect to any Tax which is supplied to or required to be supplied to any Tax Authority, including any attachments, amendments and supplements thereto.

"Third Party Claim" shall have the meaning ascribed to it in Section 6.1(g).

"TII" shall have the meaning ascribed to it in Section 1.2.

"Transaction Agreements" shall mean this Agreement, the Assignment and Assumption of LLC Interests Agreement attached hereto as Exhibit 1, the Transition Agreement attached hereto as Exhibit 2, the Claims Management Agreement attached hereto as Exhibit 3 and the Assignment and Assumption Agreement attached hereto as Exhibit 4.

"Transactions" shall mean the transactions contemplated by Sections 1.1, 1.2 and 1.3 of this Agreement and the transactions contemplated by the other Transaction Agreements.

"Transferred Employee" shall have the meaning ascribed to it in Section 4.7(a).

"Transfer Taxes" shall mean any and all transfer Taxes (excluding Taxes measured in whole or in part by net income), including without limitation sales, use, excise, stock, stamp, documentary, filing, recording, permit, license, authorization and similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or of a similar nature to any of the foregoing.

"Transition Agreement" shall mean the Transition Agreement, the form of which is attached hereto as Exhibit 2.

"UK Pension Plan" shall mean the Textron Fastening Systems (UK) Pension Plan.

"UK Pension Plan Trustees" shall have the meaning ascribed to it in Section 4.7(g)(iii).

"Unassignable Contracts" shall have the meaning ascribed to it in Section 4.4(c).

"U.S. LLCs" shall mean Camcar LLC, Cherry Aerospace LLC, Ring Screw LLC, Elco Fastening Systems LLC, Avdel Cherry LLC and TFS Fastening Systems LLC.

"U.S. LLC Interests" shall mean all of the issued and outstanding limited liability company interests (as defined in the Delaware Limited Liability Company Act, 6 Del. C. §18-101, et seq., as amended) in respect of the U.S. LLCs.

"WARN Act" shall have the meaning ascribed to it in Section 2.9(b).

"Wolverine" shall mean Wolverine Metal Specialties Inc., a Michigan corporation.

8.2  Interpretation.
(a)  Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

(b)  The words "hereof", "hereby", "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(c)  The plural of any defined term shall have a meaning correlative to such defined term, the singular of any defined term shall have a meaning correlative to such term defined in the plural and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(d)  A reference to any party to this Agreement or any other agreement or document shall include such party's permitted successors and permitted assigns.

(e)  A reference to any legislation or to any provision of any legislation shall include any amendment, modification or re-enactment thereof, any legislative provision substituted therefore and all regulations and statutory instruments issued thereunder or pursuant thereto.

(f)  The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1  Payment of Expenses and Other Payments.  Whether or not the Transactions shall be consummated and except as otherwise provided in this Agreement, each party hereto shall pay its own expenses incident to preparing, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. Purchaser shall be solely responsible for recording the assignment to Purchaser or any Designated Purchaser Subsidiary of any Assigned Intellectual Property rights, including all fees and costs associated with any such assignment.

9.2  Amendment.  This Agreement may be amended only by a written agreement signed by each of the parties hereto or by a waiver in accordance with Section 9.3.

9.3  Waiver and Extension.  At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) except to the extent prohibited by Law, waive compliance with any of the agreements described or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party at any time or times to demand performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or the breach of any term contained in this Agreement in one or more instances shall be deemed to be a, or construed as a, further or continuing waiver of such condition or breach or of any other condition or breach.

9.4  Counterparts.  For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one agreement.

9.5  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any conflict of laws principles thereof.

9.6  Submission to Jurisdiction.  Except as otherwise provided in Sections 1.5(e), 4.6(m) and 4.7(c)(vii), each party unconditionally and irrevocably agrees to submit to the exclusive jurisdiction of the state courts of the State of Delaware (the "Delaware Courts") for the purpose of any dispute, controversy or claim arising under or relating to this Agreement or the breach, termination or validity thereof, and for proceedings arising out of or relating to the enforcement of any agreement to arbitrate any dispute hereunder, and to the non-exclusive jurisdiction of the Delaware Courts and to the courts of its own domicile for the enforcement of any decision of any arbitrators duly appointed under this Agreement. Each party unconditionally and irrevocably waives any objections which they may have now or in the future to such jurisdiction, including any objections by reason of lack of personal jurisdiction, improper venue or inconvenient forum.

9.7  Notices.  Any notice, request, instruction, claim, demand or other document to be given hereunder by any party to another party shall be in writing and shall be deemed given and received when delivered personally, upon receipt of a transmission confirmation (with a confirming copy sent by overnight courier) if sent by facsimile or like transmission and on the next Business Day when sent by email (with a confirming copy sent by overnight courier) or by Federal Express, United Parcel Service, Express Mail, or other reputable overnight courier, as follows:
(a)  If to Parent, to:

Textron Inc.
40 Westminster Street
Providence, RI 02903
Attention: John R. Curran
Vice President - Mergers & Acquisitions
and

Textron Inc.
40 Westminster Street
Providence, RI 02903
Attention: Terrence O'Donnell
Executive Vice President and General Counsel
with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108
Attention: Louis A. Goodman, Esq.

(b)  If to Purchaser to:

TFS Acquisition Corporation
c/o Platinum Equity Advisors, LLC
360 North Crescent Drive
South Building
Beverley Hills, CA 90401
Attention: Eva Kalawski, Esq.
with a copy to:
Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street
Los Angeles, CA 90071-2228
Attention: Robert A. Miller, Jr., Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice. Nothing in this Section 9.7 shall be deemed to constitute consent to the manner and address for service of process in connection with any legal proceeding (including Litigation arising out of or in connection with this Agreement), which service shall be effected as required by applicable Law.

9.8  Entire Agreement; Assignment.  The Transaction Agreements (including all exhibits and schedules to such agreements) and the Confidentiality Agreement together constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement shall not be assigned or transferred by Purchaser by operation of law or otherwise without the prior written consent of Parent; provided, however, that Purchaser may assign this Agreement or any of its rights and obligations hereunder to a financial institution providing purchase money or other debt financing to Purchaser to finance the purchase and sale contemplated by Article I of this Agreement, as collateral security for such financing, without the consent of Parent. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

9.9  Parties in Interest.  Except as expressly provided in Article VI relating to indemnified parties, this Agreement is not intended to confer any rights or remedies upon any Person except the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

9.10  Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

9.11  Currency.  Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars.

9.12  Captions.  The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Textron Inc.
By: s/ John R. Curran
Name: John R. Curran
Title: Vice President - Mergers & Acquisitions

TFS Acquisition Corporation
By: s/ Eva M. Kalawski
Name: Eva M. Kalawski
Title: Vice President & Secretary

Signature Page to Purchase Agreement

SCHEDULE A
DIRECTLY PURCHASED SUBSIDIARIES

Subsidiary	Jurisdiction of Organization	Interests of Third Parties

Camcar LLC	Delaware
Cherry Aerospace LLC	Delaware
Ring Screw LLC	Delaware
Flexalloy Inc.	Ohio
Elco Fastening Systems LLC	Delaware
Avdel Cherry LLC	Delaware
TFS Fastening Systems LLC	Delaware
Burkland Textron Inc.	Michigan
Wolverine Metal Specialties Inc.	Michigan
Textron Fastening Systems do Brasil S.A.	Brazil	1% of the shares are owned by Associacao de Assistencia Belgo Mineira[1]
Textron Fastening Systems/Tri-Star Corp., Limited	British Virgin Islands	20% of the shares are owned by San Shing Resources Limited
Textron Fastening Systems Canada Limited	Canada
Textron Fastening Systems site de Creteil S.A.S.	France
Textron Fastening Systems site de Paris S.A.S.	France
Avdel Verbindungselemente GmbH	Germany
Textron Verbindungstechnik Beteiligungs-GmbH	Germany
Textron Fastening Systems China Limited	Hong Kong
Textron Fastening Systems (M) Sdn. Bhd.	Malaysia
Camcar Textron de Mexico S.A. de. C.V.	Mexico
Textron Fastening Systems Asia Pacific (Pte) Ltd.	Singapore
Avdel plc / Avdel plc Inc.	United Kingdom / Delaware	1 ordinary share held by Alun Thomas in trust for a Seller Subsidiary

1) The 1% share ownership of Associacao de Assistencia Belgo Mineira may be subject to dilution between signing and Closing.

A-1

SCHEDULE B
SELLER SUBSIDIARIES

Subsidiary	Jurisdiction of Organization

Elco Holding Inc.	Maryland
Textron Atlantic Inc.	Delaware
Textron Fastening Systems Inc.	Delaware
Textron Innovations Inc.	Delaware
Textron France Holding S.A.R.L.	France
Textron France S.A.R.L.	France
Textron Deutschland Beteiligungs-GmbH	Germany
Avdel Cherry Textron Inc.	New York
Ring Screw Textron Inc.	Michigan
Textron International Holding, S.L.	Spain
Textron Acquisition Limited	United Kingdom

B-1

SCHEDULE C - 1
DIRECT AND INDIRECT SUBSIDIARIES OF THE
DIRECTLY PURCHASED SUBSIDIARIES

Subsidiary	Jurisdiction of Organization	Interests of Third Parties

Avdel plc / Avdel plc Inc.
Avdel International B.V.	Netherlands
Textron Fastening Systems Japan K.K.	Japan
Textron Fastening Systems Korea Ltd.	Korea
Textron Sistemas de Fijación S.A.	Spain
Textron Sistemi di Fissagio S.r.l.	Italy
Textron Fastening Systems Limited	United Kingdom
Textron Fastening Systems Pty Ltd.	Australia

Flexalloy Inc.
Flexalloy de Mexico, S. de R.L. de C.V. (99.9995% Flexalloy Inc.; 0.0005% Textron Atlantic Inc.)	Mexico
Flexalloy Partner Sourcing, S de R.L. de C.V. (99.9667% Flexalloy Inc.; 0.0333% Textron Atlantic Inc.)	Mexico

Textron Fastening Systems China Limited
Textron (Guangzhou) Fastening Systems Company Ltd.	China

Textron Fastening Systems do Brasil S.A.
Metalurgica Norte de Minas Ltda (99.9% Textron Fastening Systems do Brasil S.A.)	Brazil	1 quota held by Marino Mantovani Neto (director)

Textron Fastening Systems site de Créteil S.A.S.
Textron Fastening Systems Shared Services Centre S.N.C. (99.9% Textron Fastening Systems site de Créteil S.A.S.; 1 share Textron France Holding S.A.R.L.)	France
Textron Fastening Systems site d'Amiens S.A.S.	France
Textron Fastening Systems site de Vieux Conde S.A.S.	France
Textron Fastening Systems site de Bonneuil sur Marne S.A.R.L. (99.9% Textron Fastening Systems site de Créteil S.A.S.)	France	600 shares Edmond Cornudet
Textron Fastening Systems site de la Bridoire S.A.R.L. (99% Textron Fastening Systems site de Bonneuil sur Marne S.A.R.L.)	France	50 shares Jean Riondet 90 shares Victor Rival de Rouvil
Textron Fastening Systems site de Fourmies S.A.S.	France
Textron Fastening Systems site de Vernouillet S.C.I. (80% Textron Fastening Systems site de Fourmies S.A.S.; 20% Textron Fastening Systems site de Vieux Conde S.A.S.)	France
Textron Fastening Systems site de la Ferté Frenel S.A.S.	France

Textron Verbindungstechnik Beteiligungs-GmbH	Germany
Textron Verbindungstechnik GmbH & Co. O.H.G.	Germany
Rodberg Unterstutzungseinrichtung GmbH	Germany
Textron Fastening Systems (Wuxi) Co., Ltd.	China

Textron Fastening Systems GIE is a groupement d'intérêt économique. The following FS Subsidiaries constitute all of the members of Textron Fastening Systems GIE:

1.	Textron Fastening Systems site de Fourmies S.A.S.

2.	Textron Fastening Systems site d'Amiens S.A.S.

3.	Textron Fastening Systems site de Bonneuil sur Marne S.A.R.L.

4.	Textron Fastening Systems site de la Ferte Fresnel S.A.S.

5.	Textron Fastening Systems site de Vieux Conde S.A.S.

6.	Textron Fastening Systems site de Paris S.A.S.

7.	Textron Fastening Systems site de la Bridoire S.A.R.L.

8.	Textron Verbindungstechnik GmbH & Co. OHG

C1-2

SCHEDULE C - 2
MINORITY INTERESTS IN CERTAIN INDIRECT SUBSIDIARIES
TO BE DIRECTLY TRANSFERRED

Minority Interests	Subsidiary	Seller Subsidiary

1 share	Textron Fastening Systems Shared Services Centre S.N.C. (France)	Textron France Holding S.A.R.L.
1% partnership interest	Textron Verbindungstechnik GmbH & Co. O.H.G. (Germany)	Textron Deutschland Beteiligungs-GmbH
0.0333% of stock	Flexalloy Partner Sourcing, S. de R.L. de C.V. (Mexico)	Textron Atlantic Inc.
.0005% of stock	Flexalloy de Mexico, S. de R.L. de C.V. (Mexico)	Textron Atlantic Inc.

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SCHEDULE D
REORGANIZATION

On or before the Closing Date:

1.
Parent and its U.S. Subsidiaries will contribute assets, properties, employees and businesses of its U.S. Camcar division other than Intellectual Property owned by TII (which will be sublicensed) to Camcar LLC, and Camcar LLC will assume liabilities and obligations of or related to the U.S. Camcar division, pursuant to the Contribution Agreement dated as of March 30, 2006 between Parent (on behalf of itself and its U.S. Subsidiaries) and Camcar LLC.

2.
Parent and its U.S. Subsidiaries will contribute assets, properties, employees and businesses of its U.S. Textron Aerospace Fasteners division other than Intellectual Property owned by TII (which will be sublicensed) to Cherry Aerospace LLC, and Cherry Aerospace LLC will assume liabilities and obligations of or related to the U.S. Textron Aerospace Fasteners division, pursuant to the Contribution Agreement dated as of March 30, 2006 between Parent (on behalf of itself and its U.S. Subsidiaries) and Cherry Aerospace LLC.

3.
Parent and its U.S. Subsidiaries will contribute assets, properties, employees and businesses of Ring Screw Textron Inc. ("Old Ring Screw") including the stock of Dexter Fastener Technologies Inc. and interest in Detroit Heading, LLC held by Old Ring Screw but excluding the stock of Ring Screw Rhode Island (2002) Inc. and Intellectual Property owned by TII to Ring Screw LLC, and Ring Screw LLC will assume liabilities and obligations of Old Ring Screw or related to such assets, properties, employees or businesses, pursuant to the Contribution Agreement dated as of March 30, 2006 between Parent (on behalf of itself and its U.S. Subsidiaries other than Old Ring Screw), Old Ring Screw and Ring Screw LLC.

4.
Textron Fastening Systems Inc., the direct parent of Elco Textron Inc. ("Elco") will incorporate a new wholly-owned subsidiary ("Elco Holding Inc.") and transfer to it the stock it owns of Elco. After this step, Elco will convert into a Delaware limited liability company and change its name to Elco Fastening Systems LLC. After this conversion and prior to the Closing, Elco will distribute or sell the stock of Elco Rhode Island (2002) Inc. and Elco Thermoplastics Inc. to Elco Holding Inc., and Elco Employee Services LLC, a wholly-owned subsidiary of Elco, will be wound up, or merged, into Elco.

5.
Parent and its U.S. Subsidiaries will contribute assets, properties, employees and businesses of Avdel Cherry Textron Inc. ("Old Avdel") excluding the stock of Avdel Cherry Rhode Island, Inc. and Intellectual Property owned by TII to Avdel Cherry LLC, and Avdel Cherry LLC will assume liabilities and obligations of Old Avdel or related to such assets, properties, employees or businesses, pursuant to the Contribution Agreement dated as of March 30, 2006 between Parent (on behalf of itself and its U.S. Subsidiaries other than Old Avdel), Old Avdel and Avdel Cherry LLC.

6.
Parent and its U.S. Subsidiaries will contribute assets, properties, employees and businesses of Textron Fastening Systems Inc. ("Old TFS") other than its stock of Old Ring Screw, Flexalloy, Elco, Old Avdel, Burkland, Wolverine, Textron Fastening Systems Mississippi Inc. and Textron Fastening Systems Mississippi (Sales) Inc. to TFS Fastening Systems LLC, and TFS Fastening Systems LLC will assume liabilities and obligations of Old TFS or related to such assets, properties, employees or businesses, pursuant to the Contribution Agreement dated as of March 30, 2006 between Parent(on behalf of itself and its U.S. Subsidiaries other than Old TFS), Old TFS and TFS Fastening Systems LLC.

7.
The property, provided it is put to industrial or commercial use at the effective date of this conveyance or with respect to vacant property, it was most recently used for such purposes [Note: Carve out of this qualifier the residential property at 4327 N. US Old Hwy 31, Rochester, IN that is located across the street from the Rochester, IN plant. This property was purchased specifically to exclude having to look at residential exposure scenario for the plant], is conveyed subject to the restriction that its use shall be limited to industrial and commercial uses only and that residential, recreational, agricultural, educational, or day care use shall be prohibited if releases of hazardous substances are present in concentrations that pose unacceptable human health risks as defined under applicable environmental law, and further that the installation of wells after the effective date of this conveyance for the purpose of extracting groundwater for potable, irrigation or industrial uses shall be prohibited, except for the replacement or repair of existing groundwater wells (provided that such replacement wells are located to the extent practicable so as not to increase exposures above existing groundwater wells).  Such restrictions shall run with the land and shall be binding upon transferee and its successors and assigns; provided, that a transferee, successor or assign, upon prior written notice to Grantor, may amend or terminate this restriction to permit such prohibited uses to the extent supported by the written opinion of a licensed geologist, hydrogeologist or such other environmental professional that the presence of any hazardous substances at the property does not pose an unacceptable health risk for such uses under applicable environmental laws; provided, however, that Grantor shall have no right to approve or disapprove a decision to amend or terminate this restriction provided that if such uses are not permitted by applicable zoning laws and regulations then such amendment or termination shall not take effect until such uses are permitted by applicable zoning laws and regulations. Nothing in this restriction shall be interpreted or construed as limiting Grantor's obligation to perform remedial work as specified in the Agreement except insofar as there is a breach of the restriction that prejudices Grantor, which shall be enforceable by Grantor.

8.
Textron Far East Pte. Ltd. will transfer employees of the Textron Fastening Systems division and, subject to landlord consent, a lease agreement (currently in the name of Textron Far East Pte. Ltd.) to Textron Fastening Systems Asia Pacific (Pte) Ltd, and Textron Fastening Systems Asia Pacific (Pte) Ltd. will assume liabilities and obligations related thereto. Upon transfer of the lease agreement to Textron Fastening Systems Asia Pacific (Pte) Ltd., Textron Fastening Systems Asia Pacific (Pte) Ltd. may sublease to Textron Far East Pte. Ltd. certain office space currently occupied by employees of Non-FS Subsidiaries.

9.	Subject to obtaining required regulatory approvals, Textron China Holdings S.R.L. will sell its shares in Textron Fastening Systems (Wuxi) Co., Ltd. to Textron Verbindungstechnik Beteiligungs GmbH.

10.	Burkland will distribute its stock in Burkland Rhode Island Inc. to Old TFS.

11.	Wolverine will distribute the preferred stock it holds of TII to Old TFS.

12.	Flexalloy Logistics LLC will be wound up, or merged, into Flexalloy.

SCHEDULE E
REAL PROPERTY LEASES TO BE TRANSFERRED

1.	Lease agreement dated August 2, 1984 by and between Rowe Properties - Rockford as lessor and Elco Industries Inc. [now Elco Fastening Systems LLC] as lessee for the premises located at 5309 Eleventh Street, Rockford, Illinois 61104, as amended
2.

Sublease agreement dated July 25, 1989 by and between Elco Industries Inc. [now Elco Fastening Systems LLC] as sublessor and Rocknel Fastener, Inc. as sublessee for the premises located at 5309 Eleventh Street, Rockford, Illinois 61104, as amended

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